    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 1999


                                                      REGISTRATION NO. 333-85505
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            CROSSROADS SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             3577                            74-2846643
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                            CROSSROADS SYSTEMS, INC.
                            9390 RESEARCH BOULEVARD
                                  SUITE II-300
                              AUSTIN, TEXAS 78759
                           TELEPHONE: (512) 349-0300
                           FACSIMILE: (512) 349-0304
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                             ---------------------

                                 BRIAN R. SMITH
                            CHIEF EXECUTIVE OFFICER
                            9390 RESEARCH BOULEVARD
                                  SUITE II-300
                                AUSTIN, TX 78759
                           TELEPHONE: (512) 349-0300
                           FACSIMILE: (512) 349-0304
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

               S. MICHAEL DUNN, P.C.                               PAUL E. HURDLOW, P.C.
                 J. MATTHEW LYONS                                    P. STEVEN HACKER
                   TED A. GILMAN                                       ALBERT J. LI
          BROBECK, PHLEGER & HARRISON LLP                             AMY M. SANDERS
          301 CONGRESS AVENUE, SUITE 1200                    GRAY CARY WARE & FREIDENRICH LLP
                AUSTIN, TEXAS 78701                           100 CONGRESS AVENUE, SUITE 1440
             TELEPHONE: (512) 477-5495                              AUSTIN, TEXAS 78701
             FACSIMILE: (512) 477-5813                           TELEPHONE: (512) 457-7000
                                                                 FACSIMILE: (512) 457-7070

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 13, 1999


PROSPECTUS

                                3,500,000 SHARES

                               [CROSSROADS LOGO]

                                  COMMON STOCK


     This is the initial public offering of shares of common stock of Crossroads Systems, Inc. Crossroads expects that the public offering price will be between $11.00 and $13.00 per share.


     We have applied to have our common stock listed for trading and quotation on the Nasdaq National Market under the symbol "CRDS."

     OUR BUSINESS INVOLVES SIGNIFICANT RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                          ---------------------------

                                                              PER SHARE            TOTAL
Public offering price....................................  $                  $
Underwriting discounts and commissions...................  $                  $
Proceeds, before expenses, to Crossroads.................  $                  $

     The underwriters may also purchase from us and two selling stockholders up to an additional 525,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments. For information regarding the selling stockholders, please see the section entitled "Principal and Selling Stockholders" on page 61.

     The underwriters expect to deliver the shares in New York, New York on
           , 1999.
                          ---------------------------
SG COWEN
               DAIN RAUSCHER WESSELS
                   A DIVISION OF DAIN RAUSCHER
                          INCORPORATED
                               MORGAN KEEGAN & COMPANY, INC.
           , 1999

                         [INSIDE FRONT COVER GRAPHICS:

     The graphic depicts a schematic diagram of a Fibre Channel storage area network, or SAN. At the top of the diagram is the caption "The Crossroads Solution" and the following paragraph:

     Crossroads' storage routers connect servers and storage systems in a storage area network, enabling rapid, seamless communication across that network. Our storage routers serve as an interconnect between a storage area network (SAN) and network servers and storage devices. With Crossroads storage routers, organizations are able to more effectively and efficiently store, manage and ensure the integrity and availability of their data.

     The title above the Fibre Channel SAN is "Fibre Channel Storage Area Network." At the top of the diagram is a "Hub/Switch" which is connected via Fibre Channel to three Crossroads storage routers, which are in turn connected to "Network Servers." On the left of the diagram, one storage router is connected via Small Computer System Interface, or SCSI, to a "SCSI Disk Storage System." In the center of the diagram, the storage router is connected via SCSI to two "Network Servers." On the right of the diagram, the storage router is connected via SCSI to a "Tape Library." The four Network Servers in the center of the diagram are connected through an "Ethernet" connection to five "Network End Users" depicted as computer terminals.


     Below the diagram are three explanatory paragraphs, from left to right as follows:


- LEVERAGE EXISTING INVESTMENTS. Many organizations' network servers and storage systems are connected via the Small Computer System Interface (SCSI). SCSI devices are not compatible with the Fibre Channel protocol used in storage area networks. Our storage routers enable the connection of SCSI-based storage systems within a storage area network.

- ENHANCED STORAGE PERFORMANCE. By allowing storage systems to be accessible to all servers on the network, our storage routers reduce local area network congestion and enable networks to utilize their storage resources more effectively.

- FASTER DATA BACKUP. Our storage routers enable data backup processes to be completed more rapidly over a SAN without slowing the local area network's regular data processing activity.]

                               TABLE OF CONTENTS


                                           PAGE
                                           ---
Prospectus Summary.......................    5
Risk Factors.............................    9
Note Regarding Forward-Looking
  Statements.............................   19
Use of Proceeds..........................   20
Dividend Policy..........................   20
Capitalization...........................   21
Dilution.................................   22
Selected Consolidated Financial Data.....   23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   24
                                           PAGE
                                           ---
Business.................................   34
Management...............................   48
Certain Transactions.....................   58
Principal and Selling Stockholders.......   61
Description of Capital Stock.............   63
Shares Eligible for Future Sale..........   66
Underwriting.............................   68
Legal Matters............................   70
Experts..................................   70
Where You Can Find Additional Information
  About Crossroads.......................   70
Index to Consolidated Financial
  Statements.............................  F-1


                             ---------------------

     UNTIL             , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                 [THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.]

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including the consolidated financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors."

                            CROSSROADS SYSTEMS, INC.


     We are the leading provider of storage routers for storage area networks, based on our market share of storage routers shipped. A storage router is a piece of computer equipment that is installed between other computer devices to enable them to exchange data with each other even though these devices use different, incompatible rules and conventions, or computer protocols, to transfer data. Without the storage router, these devices would be unable to communicate with each other. The need for storage routers has emerged in recent years due to significant changes in the way that many organizations are storing data.



     Dramatic growth in the amount of data that must be stored, combined with the need for faster, more reliable and more efficient data access and data management capabilities, have led many organizations to seek an improved way of storing, accessing and managing data. In traditional computer networks, each storage device is connected to only one server, and therefore can be accessed only by that server. The computer protocol used to connect and transfer data between the server and storage device is called the small computer system interface, or SCSI. As more data must be stored and retrieved, organizations increasingly are finding that this one-to-one, or point-to-point, connection is not sufficiently fast, efficient and reliable to support growing demands for data. In addition, in most organizations today, data backup -- or creating a duplicate copy of data to protect it from corruption or loss -- is accomplished by moving large volumes of stored data from a dedicated storage device over the primary computer network to a backup storage device. Since the primary computer network also is responsible for conducting day-to-day computer operations, this added data movement results in substantial congestion, slowing day-to-day computer operations.



     To address these problems, organizations have recently begun to install storage area networks, or SANs, which are computer networks dedicated to data storage. A storage area network uses a different, higher performance computer protocol, known as Fibre Channel, to transfer data. A storage area network also removes the one-to-one connection between servers and storage devices, and instead, allows many servers to connect to and share access with many storage devices. The "many-to-many" connection enabled by the storage area network, combined with the Fibre Channel protocol, permits faster, more efficient, more reliable and more manageable data transfer processes. Furthermore, the storage area network has the potential to enable data backup to be accomplished over it instead of over the primary computer network, thus substantially reducing congestion on the primary computer network and allowing much more efficient day-to-day operations.



     As storage area networks are relatively new, most storage devices in the market continue to be sold with the small computer system interface. Additionally, most organizations have made significant investments in storage devices and servers that use the small computer system interface. Thus, in order for devices of the storage area network that use Fibre Channel to function with storage devices and servers that use the small computer system interface, storage routers, such as those sold by Crossroads, must be installed between these devices. In particular, storage routers are essential to shifting data backup processes from the primary computer network to the storage area network since most data backup storage devices use the small computer system interface and can only connect to the storage area network through a storage router. As new computer protocols are introduced in the future, storage routers will be increasingly essential to enable rapid, seamless communication among servers, storage devices and storage area network devices that use diverse protocols.



     Our storage routers offer organizations a number of important benefits today by:



     - Facilitating Efficient Backup and Recovery. Our storage routers enable organizations to effect their backup processes over the storage area network rather than over the primary computer network. As a result, the primary computer network has greater availability to perform day-to-day operations. In addition, by using the Fibre Channel protocol, our products allow organizations to store the same data at multiple locations over distances of up to 10 kilometers so that data can be restored from a remote site when a primary storage device fails or is damaged.

     - Providing Broad, Verified Interoperability. Our storage routers are designed to function together, or interoperate, with all commercially available Fibre Channel devices. We have tested and verified this interoperability in over 2,500 different configurations of storage area networks.


     - Increasing Scalability and Implementation Flexibility. Our storage routers are designed to operate in any SAN computing environment and are capable of scaling to accommodate the growing needs of organizations to support more users and use more devices and applications within their storage area networks, and to transfer data over longer distances than was possible in point-to-point architectures.


     - Enhancing Manageability. Our storage routers serve as a platform for advanced storage management functions, including remote diagnostics, remote management and real-time application monitoring.

     - Leveraging Existing Server and Storage Device Investments. Our storage routers enable an organization's continued use of its large installed base of servers and storage devices that rely on the small computer system interface within a storage area network. They also facilitate more efficient use of existing storage capacity by permitting multiple servers to connect to multiple storage systems.


     We intend to capitalize on our market leadership in storage routing solutions by expanding and enhancing our customer relationships with manufacturers of servers and storage systems and by extending the interoperability of our products with other components of storage area networks. We also plan to leverage our significant technology expertise to remain at the forefront of the storage area networking market and develop routing solutions for emerging market opportunities. For example, we are currently developing routing products that incorporate emerging protocols, including the recently announced System I/O. Furthermore, we intend to continue building relationships with leading storage management software vendors to ensure that our products work together with their products to effectively move, store and manage data. We believe that our storage routers represent a critical component of storage area networks and will increase in importance in the ongoing evolution of storage area networks.



     To date, we have sold approximately 6,000 storage routers to manufacturers of servers and storage systems, primarily to major manufacturers of servers and storage systems. These manufacturers sell our storage routers to end-user organizations as a key component of the storage area networks that these organizations have purchased to improve the flow of data in their computer systems. Customers that accounted for more than ten percent of our revenues in our fiscal year ended October 31, 1998 and the nine month fiscal period ended July 31, 1999 were ADIC, Compaq, Hewlett-Packard and StorageTek. We have also recently begun to sell our products to companies that distribute, resell or integrate our products as part of a complete storage area network solution. We contract with third parties to manufacture our storage routers and, to date, one contract manufacturer has manufactured a significant portion of our products.


     Our principal executive offices are located at 9390 Research Boulevard, Suite II-300, Austin, Texas 78759. Our telephone number is (512) 349-0300.

                                  THE OFFERING

Common stock we are offering.............     3,500,000 shares
Common stock to be outstanding after this
offering.................................    25,382,926 shares
Use of proceeds..........................    We intend to use the net proceeds
                                             for working capital and other
                                             general corporate purposes,
                                             including research and development,
                                             sales and marketing and potential
                                             acquisitions.
Proposed Nasdaq National Market symbol...    CRDS

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of July 31, 1999, and assumes the conversion of all of our preferred stock. This number excludes 1,553,343 shares of common stock issuable upon exercise of options outstanding as of July 31, 1999 with a weighted average exercise price of $0.50 per share and 1,016,079 additional shares of common stock reserved under our option plan as of July 31, 1999, and assumes no exercise of the underwriters' over-allotment option.

                             ---------------------

                   ASSUMPTIONS THAT APPLY TO THIS PROSPECTUS

     This offering is for 3,500,000 shares. The underwriters have a 30-day option to purchase up to 525,000 additional shares from us and the selling stockholders to cover over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercise the over-allotment option. Unless we state otherwise, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option.

     Except where we state otherwise, the information we present in this prospectus:

     - reflects a 3-for-2 split of our common stock effected as of August 12, 1999;

     - reflects our sale of 801,667 shares of our Series E preferred stock on August 6, 1999 for an aggregate purchase price of approximately $12.0 million; and

     - reflects the conversion of all outstanding shares of preferred stock into 13,599,848 shares of common stock upon the closing of this offering.

     Our fiscal year ends on October 31. Therefore, a reference to "fiscal 1998," for example, is to our fiscal year ended October 31, 1998.
                             ---------------------

     All references in this prospectus to "we," "us," "ours," "Crossroads" and "Crossroads Systems" are intended to include Crossroads Systems, Inc., our wholly-owned subsidiary Crossroads Systems (Texas), Inc., and our predecessor Infinity Commstor, LLC.
                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables summarize our consolidated financial data. For a more detailed explanation of our financial condition and operating results, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements included in this prospectus. Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding preferred stock into common stock as if the shares had converted immediately upon their issuance.

                                                                                 NINE MONTHS ENDED
                                                 FISCAL YEAR ENDED OCTOBER 31,       JULY 31,
                                                 -----------------------------   -----------------
                                                  1996       1997       1998      1998      1999
                                                 -------   --------   --------   -------   -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue..............................  $  160    $   821    $ 2,930    $ 1,721   $11,728
  Other revenue................................     332        188        279        276        65
                                                 ------    -------    -------    -------   -------
          Total revenue........................     492      1,009      3,209      1,997    11,793
Gross profit...................................     322        544      1,298        944     4,828
Loss from operations...........................    (204)    (2,749)    (5,436)    (3,917)   (3,735)
Net loss.......................................    (212)    (2,693)    (5,354)    (3,812)   (3,645)
Net loss attributable to common stock..........    (212)    (2,751)    (5,550)    (3,953)   (3,892)
Basic and diluted net loss per share...........  $(0.04)   $ (0.46)   $ (0.90)   $ (0.65)  $ (0.56)
Shares used in computing basic and diluted net
  loss per share...............................   6,000      6,000      6,146      6,120     7,005
Pro forma basic and diluted net loss per
  share........................................                       $ (0.32)             $ (0.19)
Shares used in computing pro forma basic and
  diluted net loss per share...................                        17,088               20,605

     The following table contains a summary of our consolidated balance sheet:

     - on an actual basis at July 31, 1999;

     - on a pro forma basis to reflect (a) the issuance of 801,667 shares of Series E preferred stock on August 6, 1999 as if such issuance had occurred on July 31, 1999; and (b) the conversion of all outstanding shares of preferred stock into 13,599,848 shares of common stock as if such conversion had occurred on July 31, 1999; and

     - on a pro forma as adjusted basis at July 31, 1999 to additionally reflect net proceeds from the sale of 3,500,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00 per share.

                                                                        JULY 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  6,492    $18,492      $56,684
Working capital.............................................     6,220     18,220       56,412
Total assets................................................    14,140     26,140       64,332
Long-term debt, net of current portion......................       936        936          936
Redeemable convertible preferred stock......................    18,942         --           --
Total stockholders' equity (deficit)........................   (11,603)    19,339       57,531

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

WE HAVE INCURRED SIGNIFICANT LOSSES, WE EXPECT FUTURE LOSSES, AND WE MAY NEVER BECOME PROFITABLE.

     We have incurred significant losses in every fiscal quarter since the end of fiscal 1996 and expect to continue to incur losses in the future. As of July 31, 1999, we had an accumulated deficit of $11.9 million. Although our revenue has grown in recent quarters, we cannot be certain that we will be able to sustain these growth rates or that we will realize sufficient revenue to achieve profitability. We also expect to incur significant product development, sales and marketing and administrative expenses and, as a result, we expect to continue to incur losses. We will need to generate significant revenue to achieve profitability. Moreover, even if we do achieve profitability, we may not be able to sustain or increase profitability.

DUE TO OUR LIMITED OPERATING HISTORY AND THE UNCERTAIN DEVELOPMENT OF THE STORAGE AREA NETWORK MARKET, WE MAY HAVE DIFFICULTY ACCURATELY PREDICTING REVENUE FOR FUTURE PERIODS AND APPROPRIATELY BUDGETING FOR EXPENSES.

     We have generated product revenue for approximately two years and, thus, we have only a short history from which to predict future revenue. This limited operating experience, combined with the rapidly evolving nature of the storage area network market in which we sell our products and other factors which are beyond our control, reduces our ability to accurately forecast our quarterly and annual revenue. However, we use our forecasted revenue to establish our expense budget. Most of our expenses are fixed in the short term or incurred in advance of anticipated revenue. As a result, we may not be able to decrease our expenses in a timely manner to offset any shortfall of revenue. We are currently expanding our staffing and increasing our expense levels in anticipation of future revenue growth. If our revenue does not increase as anticipated, significant losses could result due to our higher expense levels.

WE HAVE EXPERIENCED AND EXPECT TO CONTINUE TO EXPERIENCE SIGNIFICANT PERIOD-TO-PERIOD FLUCTUATIONS IN OUR REVENUE AND OPERATING RESULTS, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

     We have experienced and expect to continue to experience significant period-to-period fluctuations in our revenue and operating results due to a number of factors, and any such variations and factors may cause our stock price to fluctuate. Accordingly, you should not rely on the results of any past quarterly or annual periods as an indication of our future performance. It is likely that in some future period our operating result will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly.

     A number of factors may particularly contribute to fluctuations in our revenue and operating results, including:

     - the timing of orders from, and product integration by, our customers, particularly our original equipment manufacturer, or OEM, customers, and the tendency of these customers to change their order requirements frequently with little or no advance notice to us;

     - the rate of adoption of storage area networks as an alternative to existing data storage and management systems;

     - the ongoing need for storage routing products in storage area network architectures;

     - deferrals of customer orders in anticipation of new products, services or product enhancements from us or our competitors or from other providers of storage area network products; and

     - the rate at which new markets emerge for products we are currently developing.

     In addition, potential and existing OEM customers often place initial orders for our products for purposes of qualification and testing. As a result, we may report an increase in sales or a commencement of sales of a product in a quarter that will not be followed by similar sales in subsequent quarters as OEMs conduct qualification and testing. This order pattern has in the past and could in the future lead to fluctuations in quarterly revenue and gross margins.

OUR BUSINESS IS DEPENDENT ON THE STORAGE AREA NETWORK MARKET WHICH IS NEW AND UNPREDICTABLE, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.

     Fibre Channel-based storage area networks, or SANs, were first deployed in 1997. As a result, the market for SANs and related storage router products has only recently begun to develop and is rapidly evolving. Because this market is new, it is difficult to predict its potential size or future growth rate. Our products are used exclusively in SANs and, therefore, our business is dependent on the SAN market. Accordingly, the widespread adoption of SANs for use in organizations' computing systems is critical to our future success. Most of the organizations that potentially may purchase our products from our customers have invested substantial resources in their existing computing and data storage systems and, as a result, may be reluctant or slow to adopt a new approach like SANs. SANs are often implemented in connection with the deployment of new storage systems and servers. Therefore, our future success is also substantially dependent on the market for new storage systems and servers. Furthermore, the ability of the different components used in a SAN to function effectively, or interoperate, with each other when placed in a computing system has not yet been achieved on a widespread basis. Until greater interoperability is achieved, customers may be reluctant to deploy SANs. Our success in generating revenue in the emerging SAN market will depend on, among other things, our ability to:

     - educate potential OEM customers, distributors, resellers, system integrators and end-user organizations about the benefits of SANs and storage router technology, including, in particular, the ability to use storage routers with SANs to improve system backup and recovery processes;

     - maintain and enhance our relationships with OEM customers, distributors, resellers, system integrators and end-user organizations;

     - predict and base our products on standards which ultimately become industry standards; and

     - achieve interoperability between our products and other SAN components from diverse vendors.

WE HAVE LIMITED PRODUCT OFFERINGS AND OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP IN A TIMELY MANNER NEW AND ENHANCED PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE.


     We currently have only three principal products within our storage router product family that we sell in commercial quantities. In particular, sales of our 4100 product have accounted for the vast majority of our product revenue to date. In fiscal 1998 and in the nine months ended July 31, 1999, sales of our 4100 product accounted for 50% and 71% of our product revenue. To reduce our dependence on the 4100 product, we must successfully develop and introduce to market new products and product enhancements in a timely manner. Even if we are able to develop and commercially introduce new products and enhancements, these new products or enhancements may not achieve market acceptance which could reduce our revenue.


     Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

     - growth of, and changing requirements of customers within, the SAN and storage router markets;

     - performance, quality, price and total cost of ownership of our products;

     - availability, performance, quality and price of competing products and technologies;

     - our customer service and support capabilities and responsiveness; and

     - successful development of our relationships with existing and potential OEM, distributor, reseller and system integrator customers.

WE DEPEND ON A LIMITED NUMBER OF OEM CUSTOMERS FOR THE VAST MAJORITY OF OUR REVENUE, AND THE LOSS OF OR SIGNIFICANT REDUCTION IN ORDERS FROM ANY KEY OEM CUSTOMER WOULD SIGNIFICANTLY REDUCE OUR REVENUE.

     Approximately 90% of our revenue in each of fiscal 1998 and the nine months ended July 31, 1999 was derived from six OEM customers. Furthermore, during fiscal 1998, our four largest customers -- ADIC, Compaq, Hewlett-Packard and StorageTek -- accounted for 25%, 20%, 16% and 14% of our total revenue, respectively. In the nine months ended July 31, 1999, revenue from Compaq and StorageTek represented 44% and 30% of our total revenue. We rely on OEMs as a primary distribution channel as they are able to sell our products to a large number of end-user organizations, which enables us to achieve broad market penetration, with limited sales, marketing and customer service and support resources from us. Our operating results in the foreseeable future will continue to depend on sales to a relatively small number of OEM customers. Therefore, the loss of any of our key OEM customers, or a significant reduction in sales to any one of them, would significantly reduce our revenue.

OUR OEM CUSTOMERS REQUIRE OUR PRODUCTS TO UNDERGO A LENGTHY AND EXPENSIVE QUALIFICATION PROCESS WHICH DOES NOT ASSURE PRODUCT SALES.

     Prior to offering our products for sale, our OEM customers require that each of our products undergo an extensive qualification process, which involves interoperability testing of our product in the OEM's system as well as rigorous reliability testing. This qualification process may continue for a year or longer. However, qualification of a product by an OEM does not assure any sales of the product to the OEM. Despite this uncertainty, we devote substantial resources, including sales, marketing and management efforts, toward qualifying our products with OEMs in anticipation of sales to them. If we are unsuccessful or delayed in qualifying any products with an OEM, such failure or delay would preclude or delay sales of that product to the OEM, which may impede our ability to grow our business.

DEMAND FOR OUR PRODUCTS DEPENDS SIGNIFICANTLY UPON THE NEED TO INTERCONNECT SCSI-BASED TAPE STORAGE SYSTEMS WITH FIBRE CHANNEL SANS, AND WE EXPECT TO FACE COMPETITION FROM MANUFACTURERS OF TAPE STORAGE SYSTEMS THAT INCORPORATE FIBER CHANNEL INTERFACES INTO THEIR PRODUCTS.

     In traditional computer networks, system backup is accomplished by transferring data from applications and databases over the servers used in the network to tape drives or other media where the data is safely stored. Tape storage devices generally rely on a SCSI connection to interface with the network in receiving and transmitting data. Our routers enable these SCSI-based storage devices to interface with the Fibre Channel-based components of the SAN. Because our routers allow communication between SCSI storage devices and a Fibre Channel SAN, organizations are able to effect their backup processes over the SAN rather than through the computer network, enabling the servers of the network to remain available for other computing purposes. We currently derive the majority of our revenue from sales of storage routers that are used to connect SCSI-based tape storage systems with SANs. The introduction of tape storage systems that incorporate Fibre Channel interfaces would enable tape storage devices to communicate directly with SANs, without using storage routers. We are aware that a number of manufacturers of storage systems, including several of our current customers, are developing tape storage systems with embedded Fibre Channel interfaces, with products expected to be introduced to market in the near future. If these or other manufacturers are successful in introducing Fibre Channel-based storage systems, demand for our storage router products would be materially reduced and our revenue would decline.

OUR RESEARCH AND DEVELOPMENT EFFORTS ARE FOCUSED ON UTILIZING EMERGING TECHNOLOGIES AND STANDARDS, AND ANY DELAY OR ABANDONMENT OF EFFORTS TO DEVELOP THESE TECHNOLOGIES OR STANDARDS BY INDUSTRY PARTICIPANTS, OR FAILURE OF THESE TECHNOLOGIES OR STANDARDS TO ACHIEVE MARKET ACCEPTANCE, COULD COMPROMISE OUR COMPETITIVE POSITION.

     Our products are intended to complement other SAN products to improve the performance of computer networks by addressing the input/output bottlenecks that have emerged between the storage systems and the servers within a computing system. We have devoted and expect to continue to devote significant resources to developing products based on emerging technologies and standards that reduce input/output bottlenecks. A number of large companies in the computer hardware and software industries are actively involved in the development of new technologies and standards that are expected to be incorporated in our new products. Should any of these companies delay or abandon their efforts to develop commercially available products based on these new technologies and standards, our research and development efforts with respect to such technologies and standards likely would have no appreciable value. In addition, if we do not correctly anticipate new technologies and standards, or if our products based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than would we. Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our products that are currently in development would suffer, resulting in less revenue for these products than we currently anticipate.

WE ARE SUBJECT TO INCREASED INVENTORY RISKS AND COSTS BECAUSE WE MANUFACTURE PRODUCTS IN ADVANCE OF BINDING COMMITMENTS FROM OUR CUSTOMERS TO PURCHASE OUR PRODUCTS.

     In order to assure availability of our products for some of our largest OEM customers, we manufacture products in advance of purchase orders from these customers based on forecasts provided by them. However, these forecasts do not represent binding purchase commitments and we do not recognize revenue for such products until the product is shipped to the OEM. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize, this product delivery method subjects us to increased risks of high inventory carrying costs and increased obsolescence and may increase our operating costs.

FAILURE TO EXPAND OUR DISTRIBUTION CHANNELS AND MANAGE OUR DISTRIBUTION RELATIONSHIPS COULD IMPEDE OUR FUTURE GROWTH.

     The future growth of our business will depend in part on our ability to expand our existing relationships with distributors, resellers and system integrators, develop additional channels for the distribution and sale of our products and manage these relationships. As part of our growth strategy, we intend to expand our relationships with distributors, resellers and system integrators. The inability to successfully execute this strategy could impede our future growth.

THE LOSS OF OUR CONTRACT MANUFACTURER, OR THE FAILURE TO FORECAST DEMAND ACCURATELY FOR OUR PRODUCTS OR TO MANAGE OUR RELATIONSHIP WITH OUR CONTRACT MANUFACTURER SUCCESSFULLY, WOULD NEGATIVELY IMPACT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.


     To date, we have relied on a third-party manufacturer, XeTel Corporation, to manufacture substantially all of our products on a purchase order basis. We do not have a long-term supply contract with XeTel and, therefore, XeTel is not obligated to manufacture products for us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. Although we believe that other providers of manufacturing services can adequately address our needs, we expect that it would take approximately three months to transition the performance of these services from XeTel to a new manufacturer. We generally place orders for products with XeTel approximately four months prior to the anticipated delivery date, with order volumes based on forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate manufacturing capacity from XeTel to meet our customers' delivery requirements, or we may accumulate excess inventories. We have on occasion in the past been unable to adequately respond to unexpected increases in customer purchase orders, and therefore were unable to benefit from this incremental demand. XeTel has not provided assurances to us that adequate capacity will be available to us within the time required to meet additional demand for our products.

OUR PLANS TO INTRODUCE NEW PRODUCTS AND PRODUCT ENHANCEMENTS TO MARKET REQUIRES COORDINATION ACROSS OUR SUPPLIERS AND MANUFACTURERS, WHICH EXPOSES US TO RISKS OF DELAY OR POOR EXECUTION FROM A VARIETY OF SOURCES.

     We plan to introduce new products and product enhancements, which will require that we coordinate our efforts with those of our component suppliers and our contract manufacturer to rapidly achieve volume production. If we should fail to effectively manage our relationships with our component suppliers and our contract manufacturer, or if any of our suppliers or our manufacturer experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, our ability to ship products to our customers could be delayed, and our competitive position and reputation could be harmed. Qualifying a new component supplier or contract manufacturer and commencing volume production can be expensive and time consuming. If we are required to change or choose to change suppliers, we may lose revenue and damage our customer relationships.

WE ARE TRANSITIONING THE FINAL ASSEMBLY AND TEST PORTION OF OUR MANUFACTURING PROCESS TO AN IN-HOUSE FACILITY, WHICH WILL INCREASE OUR FIXED COSTS AND EXPOSE US TO INCREASED INVENTORY RISKS.

     We are in the process of transitioning our final assembly and product test operations in-house. Our contract manufacturer previously performed these activities for us. Although we have personnel with prior experience in managing assembly and test operations, we have not previously assembled our products, and we may encounter difficulties and delays in establishing, maintaining or expanding our internal assembly and test capabilities. Our assembly and test operations also will require us to increase the number of our full-time and part-time employees, purchase additional equipment and maintain larger facilities, all of which will increase our fixed costs. Furthermore, during the transition period which could continue through the end of fiscal 1999, we anticipate that our manufacturing costs will increase, and gross margin will decrease, as we incur costs of final assembly and test performed both by us and our contract manufacturer. If demand for our products does not support the effective utilization of these employees and additional facilities and equipment, we may not realize any benefit from replacing our contract manufacturer with internal final assembly and testing. Furthermore, internal assembly and test operations will require us to manage and maintain the components used in our products at our facilities. A significant portion of this inventory will be useful only in the final assembly of our products. Any decrease in demand for our products could result in a substantial part of this inventory becoming excess, obsolete or otherwise unusable. If we are unable to successfully integrate our assembly and test operations with our current operations or if our internal assembly and test operations are underused or mismanaged, we may incur significant costs that could adversely affect our operating results.

WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR CERTAIN KEY COMPONENTS, AND IF WE ARE UNABLE TO BUY THESE COMPONENTS ON A TIMELY BASIS, OUR DELAYED ABILITY TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS MAY RESULT IN REDUCED REVENUE AND LOST SALES.

     We currently purchase Fibre Channel application specific integrated circuits and other key components for our products from sole or limited sources. To date, most of our component purchases have been made in relatively small volumes. As a result, if our suppliers receive excess demand for their products, we likely will receive a low priority for order fulfillment as large volume customers will use our suppliers' available capacity. If we are delayed in acquiring components for our products, the manufacture and shipment of our products will also be delayed, which will reduce our revenues and may result in lost sales. We generally use a rolling six-month forecast of our future product sales to determine our component requirements. Lead times for ordering materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. If we overestimate our component requirements, we may have excess inventory which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory which would delay our manufacturing and render us unable to deliver products to customers on a scheduled delivery date. We also may experience shortages of certain components from time to time, which also could delay our manufacturing. Manufacturing delays could negatively impact our ability to sell our products and damage our customer relationships.

COMPETITION WITHIN OUR MARKETS MAY REDUCE SALES OF OUR PRODUCTS AND REDUCE OUR MARKET SHARE.

     The market for SAN products generally, and storage routers in particular, is increasingly competitive. We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. We currently face competition from ATTO, Chaparral, Pathlight and, to some extent, Computer Network Technologies. In addition, our OEM customers could develop products or technologies internally that would replace their need for our products and would become a source of competition. We expect to face competition in the future from storage system industry suppliers, including manufacturers and vendors of other SAN products or entire SAN systems, as well as innovative start-up companies. For example, manufacturers of Fibre Channel hubs or switches could seek to include router functionality within their SAN products which would obviate the need for our storage routers. As the market for SAN products grows, we also may face competition from traditional networking companies and other manufacturers of networking products. These networking companies may enter the storage router market by introducing their own products or by entering into strategic relationships with or acquiring other existing SAN product providers.

WE ARE A RELATIVELY SMALL COMPANY WITH LIMITED RESOURCES COMPARED TO SOME OF OUR CURRENT AND POTENTIAL COMPETITORS.

     Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage these customers from purchasing products from us or to persuade them to replace our products with their products. Increased competition could decrease our prices, reduce our sales, lower our margins, or decrease our market share. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business.

WE HAVE LICENSED OUR 4200 STORAGE ROUTER TECHNOLOGY TO A STOCKHOLDER THAT IS ALSO A KEY CUSTOMER, WHICH MAY ENABLE THIS CUSTOMER TO COMPETE WITH US.

     We have licensed our 4200 storage router technology to Hewlett-Packard. Hewlett-Packard is a stockholder of our company and a key customer. While Hewlett-Packard has not introduced to market any products competitive to ours that use the licensed technology, it could potentially do so in the future. Because Hewlett-Packard has vastly greater resources and distribution capabilities than Crossroads, it could establish market acceptance in a relatively short time frame for any competitive products that it may introduce, which, in turn, would reduce demand for our products from Hewlett-Packard and could reduce demand for our products from other customers.

WE EXPECT UNIT PRICES OF OUR PRODUCTS TO DECREASE OVER TIME, AND IF WE CANNOT INCREASE OUR SALES VOLUMES OUR REVENUE WILL DECLINE.

     Many of our agreements with OEM customers provide for decreases in the price of our products over time. In addition, we anticipate that, as products in the SAN market become standardized and more widely available, we may need to reduce the average unit selling price of our products in the future to respond to competitive pricing pressures or new product introductions by our competitors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our revenue will decline.

OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS WHICH COULD LEAD TO AN INCREASE IN OUR COSTS OR A REDUCTION IN OUR REVENUE.

     Networking products such as ours frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors have been found in the past and may be found from time to time in the future. In addition, our products include components from a number of third-party vendors. We rely on the quality testing of these vendors to ensure the adequate operation of their products. Because our products are manufactured with a number of components supplied by various third-party sources, should problems occur in the operation or performance of our products, it may be difficult to identify the source. In addition, our products are deployed within SANs from a variety of vendors. Therefore, the occurrence of hardware and software errors, whether caused by our or another vendor's SAN products, could adversely affect sales of our products. Furthermore, defects may not be discovered until our products are already deployed in the SAN. These errors also could cause us to incur significant warranty, diagnostic and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations and business reputation problems. We are currently aware of a defect in a module purchased from a component supplier that was incorporated into some of our installed products. While we no longer include this module in new products, the existence of this defective module in our installed product base could result in product returns and future loss of business.

WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET, AND IF WE ARE UNABLE TO RETAIN OUR CURRENT PERSONNEL AND HIRE ADDITIONAL PERSONNEL, OUR ABILITY TO SELL OUR PRODUCTS COULD BE HARMED.


     We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. In particular, due to the relatively early stage of our business, we believe that our future success is highly dependent on Brian R. Smith, our co-founder, chief executive officer and chairman of the board, to provide continuity in the execution of our growth plans. We do not have employment contracts with any of our key personnel. We have experienced difficulty in hiring engineers with appropriate qualifications in networking, routing and storage technologies and we may not be successful in attracting and retaining sufficient levels of such engineers to support our anticipated growth. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products.


TO MANAGE OUR GROWTH AND EXPANSION, WE PLAN TO RELOCATE TO NEW FACILITIES AND UPGRADE AND IMPLEMENT OUR ENTERPRISE RESOURCE PLANNING SYSTEM, WHICH MAY DISRUPT OUR BUSINESS.


     Our rapid growth in personnel and operations has placed, and will continue to place, a significant strain on our management and operational resources, including our physical facilities and enterprise resource planning system. We plan to continue to aggressively expand our operations following this offering to pursue existing and potential market opportunities. We plan to relocate our headquarters facility to a larger facility in the near future. In addition, we also are planning to replace our current enterprise resource planning system in 2000 in order to integrate manufacturing, resource planning and financial accounting. We expect these changes to be disruptive, time-consuming and expensive processes. If we are unsuccessful or experience delays in effecting these changes, our ability to effectively manage our operations may be compromised.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES SIGNIFICANTLY, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS.

     To date, a significant portion of our products that are purchased by OEMs are shipped to their end-user customers in international markets. We intend to open sales offices in international markets to focus on expanding our international sales activities in Europe and the Pacific Rim region. Our planned international sales growth will be limited if we are unable to expand our international sales channel relationships, hire additional personnel and develop relationships with international distributors, resellers, system integrators and service providers. We may not be able to maintain or increase international market demand for our products. Our international sales activities are subject to a number of risks, including:

     - increased complexity and costs of managing international operations;

     - protectionist laws and business practices that favor local competition in some countries;

     - multiple, conflicting and changing laws, regulations and tax schemes;

     - longer sales cycles;

     - greater difficulty in accounts receivable collection and longer collection periods; and

     - political and economic instability.

     To date, all of our sales to international customers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our customers to purchase, thus rendering them less competitive.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE.

     Our products rely on our proprietary technology, and we expect that future technological advancements made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our software, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where applicable laws may not protect our proprietary rights as fully as in the United States.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we have not been involved in intellectual property litigation, we may become involved in litigation in the future to protect our intellectual property or defend allegations of infringement asserted by others. Legal proceedings could subject us to significant liability for damages or invalidate our proprietary rights. Any litigation, regardless of its outcome, would likely be time consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation also could force us to take specific actions, including:

     - cease selling our products that use the challenged intellectual property;

     - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

     - redesign those products that use infringing intellectual property.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     As part of our growth strategy, we intend to review opportunities to acquire other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities. Although we are currently not subject to any agreement or letter of intent with respect to potential acquisitions, we have from time to time engaged in acquisition discussions with other parties. Acquisitions entail a number of risks that could materially and adversely affect our business and operating results, including:

     - problems integrating the acquired operations, technologies or products with our existing business and products;

     - diversion of management's time and attention from our core business;

     - difficulties in retaining business relationships with suppliers and customers of the acquired company;

     - risks associated with entering markets in which we lack prior experience; and

     - potential loss of key employees of the acquired company.

OUR PRODUCTS MUST CONFORM TO INDUSTRY STANDARDS IN ORDER TO BE ACCEPTED BY CUSTOMERS IN OUR MARKET.

     Our products comprise only a part of a SAN. All components of a SAN must uniformly comply with the same industry standards in order to operate efficiently together. We depend on companies that provide other components of the SAN to support prevailing industry standards. Many of these companies are significantly larger and more influential in effecting industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by OEM customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, our products may not achieve market acceptance which would adversely affect our business.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH YEAR 2000 PROBLEMS.

     The Year 2000 computer issue creates risks for us. If our suppliers, distributors and complementary solution providers fail to correct their Year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a Year 2000 problem occurs, it may be difficult to determine which vendor's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the Year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether any Year 2000 failures will harm our business and financial condition. In addition, Year 2000 compliance issues or concerns of our customers or their end users could delay or reduce their demand for our products.

OUR MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT OUR STOCKHOLDERS MAY NOT AGREE WITH AND IN WAYS THAT DO NOT IMPROVE OUR EFFORTS TO ACHIEVE PROFITABILITY OR INCREASE OUR STOCK PRICE.

     Although in "Use of Proceeds" we have specified some ways in which we initially intend to use a portion of the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. Pending application of the net proceeds from this offering, they may be placed in investments that do not produce income or that lose value.

INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER OUR COMPANY AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.

     Upon completion of this offering, our executive officers and directors, and their respective affiliates, will beneficially own, in the aggregate, approximately 75% of our outstanding common stock. As a result, these stockholders will be able to exert significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of voting power could delay or prevent an acquisition of our company on terms which other stockholders may desire.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT, DELAY OR IMPEDE A CHANGE IN CONTROL OF US AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.


     Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. We also are subject to the anti-takeover laws of the State of Delaware which may discourage, delay or prevent someone from acquiring or merging with us, which may adversely affect the market price of our common stock. Please see "Description of Capital Stock -- Anti-Takeover Effects" for more information concerning anti-takeover provisions.


OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

     - actual or anticipated fluctuations in our operating results;

     - changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

     - changes in market valuations of other technology companies, particularly those that sell products used in SANs;

     - announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - introduction of technologies or product enhancements that reduce the need for storage routers;

     - the loss of one or more key OEM customers; and

     - departures of key personnel.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

OF OUR TOTAL OUTSTANDING SHARES, 22,163,175, OR 86%, ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.



     After this offering, we will have outstanding 25,663,175 shares of common stock based on the number of shares outstanding at September 15, 1999. This includes the 3,500,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 22,163,175 shares will become available for resale in the public market as shown in the chart below.



                       % OF TOTAL
NUMBER OF SHARES   SHARES OUTSTANDING       DATE OF AVAILABILITY FOR RESALE INTO THE PUBLIC MARKET
----------------   ------------------       ------------------------------------------------------
    3,500,000             14%            Immediately (except to the extent purchased by our
                                         affiliates).
   18,286,574             71%            180 days after the date of this prospectus due to an
                                         agreement these stockholders have with the underwriters.
                                         However, the underwriters can waive this restriction and
                                         allow these stockholders to sell their shares at any time
                                         without prior notice.
    3,876,601             15%            Between 181 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.


     As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. For more detailed information, see "Shares Eligible for Future Sale" on page 66.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF YOUR SHARES.

     The initial public offering price is expected to be substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Accordingly, assuming an initial public offering price of $12.00 per share, if you purchase common stock in this offering, you will incur immediate dilution of approximately $9.73 in the net tangible book value per share of our common stock from the price you pay for our common stock. Please see "Dilution" for information regarding the dilution you will experience.

                             ---------------------

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

     Assuming an initial public offering price of $12.00 per share, we will receive approximately $38.2 million from our sale of 3,500,000 shares of common stock, net of estimated offering expenses and estimated underwriting discounts and commissions payable by us. If the underwriters exercise their over-allotment option in full, we will receive an additional $2.8 million in net proceeds and selling stockholders will receive an aggregate of $3.1 million in net proceeds. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares upon exercise of the underwriters' over-allotment option. See "Principal and Selling Stockholders."


     The principal purposes of this offering are to increase our equity capital, create a public market for our common stock under market conditions that we believe are favorable, facilitate future access by us to public equity markets and provide us with increased visibility in our markets. As of the date of this prospectus, we have internally forecasted the particular uses for the net proceeds to be received upon completion of this offering. However, we currently have no formal plan for the use of the expected offering proceeds, nor have we sought the advice of or received reports from any of our professional advisors regarding the use of the offering proceeds. We currently estimate that the net proceeds of the offering will be used as follows:



     - 12% for capital expenditures (including the purchase of a new enterprise resource planning system; leasehold improvements; additional costs associated with the transition to an in-house facility of the final assembly and test portions of our manufacturing process, including modification to our facilities and test and other manufacturing equipment; and equipment and software to support our projected growth in personnel);



     - 33% for expansion of our marketing and distribution activities;



     - 39% for various product development initiatives; and



     - 16% for working capital and other general corporate purposes.



     Notwithstanding the estimates set forth above, our management will have significant flexibility in applying the net proceeds of this offering. For example, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and product lines. Although we are currently not subject to any agreement or letter of intent with respect to potential acquisitions, we have from time to time engaged in acquisition discussions with other parties. Pending any such uses of the proceeds of this offering, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock or preferred stock, and we do not intend to pay cash dividends on our common stock in the foreseeable future. We currently expect to retain any future earnings to fund the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our credit agreements prohibit the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization at July 31, 1999:

     - on an actual basis (giving effect to the 3-for-2 split of our common stock effected as of August 12, 1999);

     - on a pro forma basis to reflect (a) the issuance of 801,667 shares of Series E preferred stock on August 6, 1999 as if such issuance had occurred on July 31, 1999; and (b) the conversion of all outstanding shares of preferred stock into 13,599,848 shares of our common stock; and

     - on a pro forma as adjusted basis at July 31, 1999 to additionally reflect net proceeds from the sale of 3,500,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00 per share.

     You should read the following table in conjunction with our consolidated financial statements and the notes to those statements which are included in this prospectus.

                                                                        JULY 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt, net of current portion......................  $    936   $    936     $    936
Redeemable convertible preferred stock, $.001 par value,
  11,000,000 shares authorized, 8,614,898 and 9,481,565
  shares designated actual and pro forma, 8,264,898 shares
  issued and outstanding, actual; no shares issued or
  outstanding, pro forma and pro forma as adjusted..........    18,942         --           --
Stockholders' equity (deficit):
  Common stock, $.001 par value, 49,000,000 shares
     authorized, 8,283,078 shares issued and outstanding,
     actual; 49,000,000 shares authorized, 21,882,926 shares
     issued and outstanding, pro forma; 49,000,000 shares
     authorized, 25,382,926 shares issued and outstanding,
     pro forma as adjusted..................................         8         22           25
Additional paid-in capital..................................     5,107     36,035       74,224
Deferred stock-based compensation...........................    (4,389)    (4,389)      (4,389)
Notes receivable from stockholders..........................      (447)      (447)        (447)
Accumulated deficit.........................................   (11,880)   (11,880)     (11,880)
Treasury stock..............................................        (2)        (2)          (2)
                                                              --------   --------     --------
       Total stockholders' equity (deficit).................   (11,603)    19,339       57,531
                                                              --------   --------     --------
          Total capitalization..............................  $  8,275   $ 20,275     $ 58,467
                                                              ========   ========     ========

     The share information set forth above excludes:

     - 1,553,343 shares subject to outstanding options under our stock option plan with a weighted average exercise price of $0.50 per share; and

     - 1,016,079 additional shares of common stock reserved for issuance under our stock option plan.

                                    DILUTION

     Our pro forma net tangible book value at July 31, 1999 was $19.3 million, or $0.88 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding as of July 31, 1999, after giving effect to:

     - our sale of 801,667 shares of Series E preferred stock for approximately $12.0 million on August 6, 1999 as if such sale had occurred on July 31, 1999; and

     - the conversion of all outstanding shares of our preferred stock into 13,599,848 shares of common stock.

     Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value at July 31, 1999 would have been $57.5 million, or $2.27 per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $1.39 per share and an immediate dilution to new investors of $9.73 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $12.00
Pro forma net tangible book value per share at July 31,
  1999......................................................  $0.88
Increase in pro forma net tangible book value per share
  attributable to new investors.............................   1.39
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            2.27
                                                                      ------
Dilution per share to new investors.........................          $ 9.73
                                                                      ======

     If the underwriters exercise their over-allotment option in full, our adjusted pro forma net tangible book value at July 31, 1999 would have been $60.1 million, or $2.34 per share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $1.46 per share and an immediate dilution to new investors of $9.66 per share.

     The following table summarizes, on a pro forma basis, at July 31, 1999, after giving effect to the pro forma adjustments described above, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $12.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                                              SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                            --------------------    ---------------------    PRICE PER
                                              NUMBER     PERCENT      AMOUNT      PERCENT      SHARE
                                            ----------   -------    -----------   -------    ---------
Existing stockholders.....................  21,882,926     86.2%    $30,731,000     42.3%     $ 1.40
New investors.............................   3,500,000     13.8      42,000,000     57.7       12.00
                                            ----------    -----     -----------    -----
          Total...........................  25,382,926    100.0%    $72,731,000    100.0%
                                            ==========    =====     ===========    =====

     This discussion and table assume no exercise of any stock options outstanding at July 31, 1999. At July 31, 1999, there were options outstanding under our stock option plan to purchase a total of 1,553,343 shares of common stock with a weighted average exercise price of $0.50 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included in this prospectus. The consolidated balance sheet data at October 31, 1997, 1998 and July 31, 1999 and the consolidated statement of operations data for the years ended October 31, 1996, 1997, 1998 and for the nine-month period ended July 31, 1999 have been derived from audited consolidated financial statements included in this prospectus. The consolidated balance sheet data at October 31, 1995 and 1996 and the consolidated statement of operations data for the period from May 1, 1995 (inception) to October 31, 1995 has been derived from unaudited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine months ended July 31, 1998 is derived from unaudited consolidated financial statements included in this prospectus. Operating results for the nine months ended July 31, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year or any future period.

                               PERIOD FROM
                               MAY 1, 1995                                                               NINE MONTHS ENDED
                              (INCEPTION) TO            FISCAL YEAR ENDED OCTOBER 31,                        JULY 31,
                               OCTOBER 31,     ------------------------------------------------   -------------------------------
                                   1995             1996             1997             1998             1998             1999
                              --------------   --------------   --------------   --------------   --------------   --------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  Product revenue...........     $    15          $   160          $   821          $ 2,930          $  1,721         $11,728
  Other revenue.............         270              332              188              279               276              65
                                 -------          -------          -------          -------          --------         -------
        Total revenue.......         285              492            1,009            3,209             1,997          11,793
Cost of revenue.............         160              170              465            1,911             1,053           6,965
                                 -------          -------          -------          -------          --------         -------
Gross profit................         125              322              544            1,298               944           4,828
                                 -------          -------          -------          -------          --------         -------
Operating expenses:
  Sales and marketing.......          --               --              641            2,461             1,886           2,791
  Research and
    development.............          --              291            1,329            2,336             1,550           3,539
  General and
    administrative..........          52              235            1,323            1,896             1,411           1,699
  Amortization of
    stock-based
    compensation............          --               --               --               41                14             534
                                 -------          -------          -------          -------          --------         -------
        Total operating
          expenses..........          52              526            3,293            6,734             4,861           8,563
                                 -------          -------          -------          -------          --------         -------
Income (loss) from
  operations................          73             (204)          (2,749)          (5,436)           (3,917)         (3,735)
Other income (expense),
  net.......................          (3)              (8)              56               82               105              90
                                 -------          -------          -------          -------          --------         -------
Net income (loss)...........          70             (212)          (2,693)          (5,354)           (3,812)         (3,645)
Accretion on redeemable
  convertible preferred
  stock.....................          --               --              (58)            (196)             (141)           (247)
                                 -------          -------          -------          -------          --------         -------
Net income (loss)
  attributable to common
  stock.....................     $    70          $  (212)         $(2,751)         $(5,550)         $ (3,953)        $(3,892)
                                 =======          =======          =======          =======          ========         =======
Basic and diluted net loss
  per share.................                      $ (0.04)         $ (0.46)         $ (0.90)         $  (0.65)        $ (0.56)
                                                  =======          =======          =======          ========         =======
Shares used in computing
  basic and diluted net loss
  per share.................                        6,000            6,000            6,146             6,120           7,005
                                                  =======          =======          =======          ========         =======
Pro forma basic and diluted
  net loss per share........                                                        $ (0.32)                          $ (0.19)
                                                                                    =======                           =======
Shares used in computing pro
  forma basic and diluted
  net loss per share........                                                         17,088                            20,605
                                                                                    =======                           =======

                                                                           OCTOBER 31,
                                                              -------------------------------------
                                                               1995      1996      1997      1998     JULY 31, 1999
                                                              -------   -------   -------   -------   -------------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $    31   $    --   $ 6,063   $ 3,934     $  6,492
Working capital.............................................       99      (168)    5,757     4,461        6,220
Total assets................................................      127       150     7,615     7,187       14,140
Long-term debt, net of current portion......................       41        82       301       591          936
Redeemable convertible preferred stock......................       --        --     9,277    13,438       18,942
Total stockholders' equity (deficit)........................       85      (124)   (2,875)   (8,347)     (11,603)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

OVERVIEW

     We are the leading provider of storage routers for storage area networks, based on our market share of storage routers shipped. Storage routers are computer equipment that organizations use to connect servers and storage systems together in a storage area network, or SAN. A SAN is a high speed computer network that facilitates data transfers among servers and storage systems using high performance data communications that follow the industry-accepted rules and conventions, which are commonly referred to as computer protocols. By using our storage routers to serve as the interconnect between SANs and the other devices in a computer network, organizations are able to more effectively and efficiently store, manage and ensure the integrity and availability of their data.

     Our company was originally formed in 1995 as Infinity Commstor, LLC, a Texas limited liability company. In 1996, Infinity Commstor was merged into a newly formed Delaware corporation, which became Crossroads Systems, Inc., with operations conducted through a wholly owned Texas corporation subsidiary. Since mid-1996, our operating activities have related primarily to increasing our research and development capabilities, designing, developing and marketing our storage routers, staffing our administrative, marketing and sales organizations and establishing relationships with OEMs and distributors, resellers and system integrators. We began shipping our first product, the Crossroads 4100 storage router, to OEMs for their evaluation in July 1997. Prior to that time, our revenue was derived principally from consulting services related to the implementation of Fibre Channel components and from the sale of a software developer's kit used to deploy Fibre Channel systems. Since the introduction of our 4100 product, we have expanded our storage router product line and sold approximately 6,000 storage routers.

     To date, we have derived substantially all of our product revenue from sales of storage routers to server and storage system OEMs. To a lesser extent, we have sold products to distributors, resellers and system integrators. Our OEM customers are ADIC, ATL Products, Compaq, Dell, Exabyte, Groupe Bull, Hewlett-Packard, Hitachi Data Systems, INRANGE, McDATA and StorageTek. A few OEM customers historically have accounted for a substantial portion of our revenue. During fiscal 1998, our four largest customers -- ADIC, Compaq, Hewlett-Packard and StorageTek -- accounted for 25%, 20%, 16% and 14% of our total revenue, respectively. During the nine month period ended July 31, 1999, sales to Compaq and StorageTek accounted for 44% and 30% of our total revenue. No other customer accounted for more than 10% of our total revenue in these periods. While we currently sell products to all of our OEM customers, we do not have contracts with Compaq or with some of our other customers. Although none of our customers is obligated to purchase minimum quantities of our products, we seek to enter into contracts in order to provide a framework for our customer relationships. Generally, our contracts require our customers to provide us with forecasts to assist us in our planning and ordering process. They also specify payment terms, allocate liability for potential third party claims and provide for other terms governing the legal rights of the parties.


     In the past we have experienced fluctuation in the timing of orders from our OEM customers, and we expect to continue to experience these fluctuations in the future. These fluctuations have resulted from, among other things, OEM customers placing initial orders for our products for purposes of qualification and testing. As a result, we may report an increase in sales or a commencement of sales of a product in a quarter that will not be followed by similar sales in subsequent quarters as OEMs conduct qualification and testing.

     A key element of our growth strategy is to expand our sales channels. To this end, we have established relationships with a number of distributors, resellers and system integrators, including Andataco, Bell Microproducts, Cranel, Datalink and Pinacor. Although we anticipate that revenue derived from sales to distributors, resellers and system integrators will increase as a percentage of our total revenue in future periods, we expect to continue to experience significant customer concentration in sales to key OEM accounts for the foreseeable future.


     Substantially all of our product revenue has been derived from sales of a limited number of our storage router products. In particular, our first generation product -- the 4100 -- has accounted for 50% and 71% of our product revenue in fiscal 1998 and in the nine month period ended July 31, 1999, respectively. Moreover, although we negotiate the prices for our products on an individual basis with each of our OEM customers, many of our current agreements with our OEM customers include provisions that require reductions in the sales price for our products over time. We believe that this practice is common within our industry. To date, our agreements with OEM customers, including our largest customers, provide for quarterly reductions in pricing on a product-by-product basis ranging from 8% to 15% annually, with the actual discount determined according to the volume potential expected from the customer, the OEM's customer base, the credibility the OEM may bring to our solution, additional technology the OEM may help us incorporate with our product and other Crossroads products the OEM supports. Notwithstanding, the decreases in our average selling prices of our older products has been offset by higher average selling prices for our newer products, as well as sales to distributors, resellers and system integrators where price decreases are not generally required. Nonetheless, we could experience declines in our average unit selling prices for our products in the future, especially if our newer products do not receive broad market acceptance or if our efforts to increase sales to distributors, resellers and system integrators are not successful. In addition, declines in our average selling prices may be more pronounced should we encounter significant pricing pressures from increased competition within the storage router market.


     With respect to sales of our products to OEMs, we recognize product revenue when products are shipped to the OEM. Product sales to distributors, resellers and system integrators who do not have return rights are recognized at the time of shipment. To the extent that we sell products to distributors, resellers and system integrators that have rights of return, we defer revenue and cost of revenue associated with such sales and recognize these amounts when that customer sells our products to its customers. At July 31, 1999, our deferred revenue totaled $61,000. We provide a repair or replace warranty of between 15 and 39 months following the sale of our products, and we provide a reserve for warranty costs when the related product revenue is recognized.


     To date, we have outsourced substantially all of our manufacturing requirements to XeTel Corporation, a contract manufacturer, and a significant portion of our cost of revenue historically has consisted of payments to that manufacturer. We currently are transitioning the final assembly and test portion of our manufacturing process from our contract manufacturer to an in-house facility. In connection with this transition, we have incurred one-time charges of $230,000 in moving and operating expenses, including our planned customer qualification efforts, and $330,000 in purchased equipment and leasehold improvements. Beginning in September 1999, we have incurred and expect to continue to incur monthly charges of $90,000 related to rent, payroll and other operating expenses. During the transition period, which could continue through the end of fiscal 1999, we anticipate that our manufacturing costs will increase, and gross margin will decrease, as we incur costs of final assembly and test performed both by us and our contract manufacturer. We expect the total cost of this transition to be less than $700,000. We believe that bringing final assembly and test operations in-house will allow us to reduce our total manufacturing costs on a per unit basis and provide us with greater flexibility to respond to changes in customer demand. As the needs of our customers continue to evolve, we plan to reassess our manufacturing requirements on a periodic basis and effect appropriate changes to our manufacturing processes.



     In connection with the grant of stock options to our employees and directors, we recorded deferred compensation during fiscal 1998 and the nine months ended July 31, 1999 aggregating approximately

$5.0 million. Deferred compensation represents, for accounting purposes, the difference between the deemed fair value of the common stock underlying these options and their exercise price at the date of grant. The difference has been recorded as deferred stock-based compensation and is being amortized over the vesting period of the applicable options, generally four years. Of the total deferred compensation amount, $575,000 has been amortized as of July 31, 1999. The amortization of deferred compensation is recorded as an operating expense. We currently expect to amortize the remaining amounts of deferred compensation as of July 31, 1999 in the periods indicated:

August 1, 1999 to October 31, 1999..............   $  700,000
November 1, 1999 to October 31, 2000............    2,234,000
November 1, 2000 to October 31, 2001............      950,000
November 1, 2001 to October 31, 2002............      425,000
November 1, 2002 to July 31, 2003...............       80,000
                                                   ----------
                                                   $4,389,000
                                                   ==========


     We have incurred significant operating losses in every fiscal quarter and annual period since November 1, 1995 and our accumulated deficit was $11.9 million at July 31, 1999. Moreover, we anticipate that we will continue to incur net losses on both a quarterly and annual basis for the foreseeable future, in part due to our plans to devote substantial resources to expand our sales and marketing and research and development activities.


     As of July 31, 1999, we had approximately $10.6 million of federal net operating loss carryforwards. These net operating loss carryforwards begin to expire in 2011. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other periods since inception due to uncertainties regarding the realization of deferred tax assets based on our taxable earnings history.

RESULTS OF OPERATIONS

     The following table sets forth our consolidated financial data for the periods indicated expressed as a percentage of our total revenue.

                                                                                 NINE MONTHS ENDED
                                                FISCAL YEAR ENDED OCTOBER 31,         JULY 31,
                                                -----------------------------    ------------------
                                                 1996       1997       1998       1998       1999
                                                -------    -------    -------    -------    -------
Revenue:
  Product revenue.............................    32.5%      81.4%      91.3%      86.2%      99.4%
  Other revenue...............................    67.5       18.6        8.7       13.8        0.6
                                                ------     ------     ------     ------     ------
          Total revenue.......................   100.0      100.0      100.0      100.0      100.0
Cost of revenue...............................    34.6       46.1       59.6       52.7       59.1
                                                ------     ------     ------     ------     ------
Gross margin..................................    65.4       53.9       40.4       47.3       40.9
                                                ------     ------     ------     ------     ------
Operating expenses:
  Sales and marketing.........................      --       63.5       76.7       94.4       23.7
  Research and development....................    59.1      131.7       72.7       77.6       30.0
  General and administrative..................    47.8      131.2       59.1       70.6       14.4
  Amortization of stock-based compensation....      --         --        1.3        0.7        4.5
                                                ------     ------     ------     ------     ------
          Total operating expenses............   106.9      326.4      209.8      243.3       72.6
                                                ------     ------     ------     ------     ------
Loss from operations..........................   (41.5)    (272.5)    (169.4)    (196.0)     (31.7)
Other income (expense)........................    (1.6)       5.6        2.6        5.2        0.8
                                                ------     ------     ------     ------     ------
Net loss......................................   (43.1)%   (266.9)%   (166.8)%   (190.8)%    (30.9)%
                                                ======     ======     ======     ======     ======

COMPARISON OF NINE MONTHS ENDED JULY 31, 1998 TO NINE MONTHS ENDED JULY 31, 1999

     Revenue. Total revenue increased 491% from $2.0 million in the nine months ended July 31, 1998 to $11.8 million in the comparable 1999 period.

     Product revenue. Product revenue increased 581% from $1.7 million in the nine months ended July 31, 1998 to $11.7 million in the comparable 1999 period. The increase in product revenue was primarily due to the increase in product sales to significant OEM customers of $8.0 million and the introduction of our 4200 storage router product in June 1998 resulting in an increase in revenue of $2.8 million. As a percentage of total revenue, product revenue increased from 86% in the nine months ended July 31, 1998 to 99% in the comparable 1999 period.


     Other revenue. Other revenue includes sales of licenses for a software developer's kit, consulting fees and fees received from the licensing of other intellectual property. Other revenue decreased 76% from $276,000 in the nine months ended July 31, 1998 to $65,000 in the comparable 1999 period. Other revenue was higher in the 1998 period principally due to the nonrecurring license of a product design for $150,000 in that period. As a percentage of total revenue, other revenue decreased from 14% in the nine months ended July 31, 1998 to 0.6% in the comparable 1999 period. We do not anticipate significant other revenue in the future.


     Cost of revenue and gross margin. Cost of revenue consists primarily of contract manufacturing costs, materials costs, manufacturing overhead and warranty costs. Cost of revenue increased 561% from $1.1 million in the nine months ended July 31, 1998 to $7.0 million in the comparable 1999 period. This increase was primarily due to the increased unit sales volume of 4,600 units in the 1999 period. Gross profit increased 411% from $944,000 in the nine months ended July 31, 1998 to $4.8 million in the comparable 1999 period. The increase was primarily due to increased product revenue. Gross profit as a percentage of total revenue, referred to as gross margin, decreased from 47% in the nine months ended July 31, 1998 to 41% in the comparable 1999 period. Gross margin in the nine month period ended July 31, 1998 was favorably impacted by nonrecurring license revenue. Gross margin in the comparable 1999 period was negatively impacted by the absence of material license revenue, a decline in weighted average unit selling prices pursuant to contractually agreed price reductions with certain OEM customers, costs incurred in anticipation of establishing in-house final assembly and test operations, and, to a lesser extent, changes in our customer and product mix.


     Sales and marketing. Sales and marketing expenses consist primarily of salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities. Sales and marketing expenses increased 48% from $1.9 million in the nine months ended July 31, 1998 to $2.8 million in the comparable 1999 period. The increase in sales and marketing expenses was primarily due to the hiring of additional sales and marketing personnel resulting in $300,000 of increased compensation expense and increased commissions of $200,000 commensurate with greater sales. As a percentage of total revenue, sales and marketing expenses decreased from 94% in the nine months ended July 31, 1998 to 24% in the comparable 1999 period, primarily as a result of substantially higher revenue in the 1999 period. We anticipate that sales and marketing expenses will continue to increase in absolute dollars and may fluctuate as a percentage of total revenue, due to the planned expansion of our sales and marketing efforts and increased marketing activity that is intended to broaden awareness of the benefits of our products.

     Research and development. Research and development expenses consist primarily of salaries and other personnel-related costs, product development and prototyping expenses. Research and development expenses increased 128% from $1.6 million in the nine months ended July 31, 1998 to $3.5 million in the comparable 1999 period. The increase in research and development expenses was primarily due to the hiring of additional research and development personnel resulting in $700,000 of increased compensation expense and increased prototyping costs of $700,000 related to the development of our 4200 product. As a percentage of total revenue, research and development expenses decreased from 78% in the nine months ended July 31, 1998 to 30% in the comparable 1999 period, primarily as a result of substantially higher revenue in the 1999 period. Research and development personnel totaled 21 at July 31, 1998 and 42 at July 31, 1999. We expect that research and development expenses will continue to increase in absolute dollars, but may fluctuate as a percentage of our total revenue, due to the importance of research and development in developing our technologies and expanding our product offerings.

     General and administrative. General and administrative expenses consist primarily of salaries and other personnel-related costs, facilities and other costs of our administrative, executive and information technology departments, as well as legal and accounting expenses and insurance costs. General and administrative expenses increased 20% from $1.4 million in the nine months ended July 31, 1998 to $1.7 million in the comparable 1999 period. The increase in general and administrative expenses was due to increased staffing resulting in $200,000 of increased compensation expense and associated expenses of $100,000 necessary to manage and support the growth of our business. As a percentage of total revenue, general and administrative expenses decreased from 71% in the nine months ended July 31, 1998 to 14% in the comparable 1999 period, primarily as a result of substantially higher revenue in the 1999 period. We anticipate that general and administrative expenses will continue to increase in absolute dollars for the foreseeable future as we accommodate growth, add related infrastructure and incur expenses related to being a public company. However, if our revenue continues to increase, general and administrative expenses should decrease as a percentage of total revenue.

COMPARISON OF FISCAL YEARS ENDED OCTOBER 31, 1996, 1997 AND 1998

     Revenue. Our total revenue increased 105% from $492,000 in fiscal 1996 to $1.0 million in fiscal 1997, and increased 218% to $3.2 million in fiscal 1998.

     Product revenue. Product revenue increased 413% from $160,000 in fiscal 1996 to $821,000 in fiscal 1997, and increased 257% to $2.9 million in fiscal 1998. As a percentage of total revenue, product revenue increased from 33% in fiscal 1996 to 81% in fiscal 1997, and to 91% in fiscal 1998. The increases in product revenue resulted from increased product sales to significant OEM customers of $2.5 million, in fiscal 1997, the introduction of our 4100 product resulting in an increase of $500,000, and, in fiscal 1998, the introduction of our 4200 product.

     Other revenue. Other revenue decreased 43% from $332,000 in fiscal 1996 to $188,000 in fiscal 1997, and increased 48% to $279,000 in fiscal 1998. The increase in fiscal 1998 was due to the license of a product design for $150,000 in that period.

     Cost of revenue and gross margin. Cost of revenue increased 174% from $170,000 in fiscal 1996 to $465,000 in fiscal 1997, and increased 311% to $1.9 million in fiscal 1998. These increases were primarily due to increases in unit sales volume and a corresponding increase in costs related to manufacturing of $1.4 million. Gross profit increased 69% from $322,000 in fiscal 1996 to $544,000 in fiscal 1997, and 139% to $1.3 million in fiscal 1998. The increase was primarily due to higher sales in each period. Gross margin decreased from 65% in fiscal 1996 to 54% in fiscal 1997, and to 40% in fiscal 1998. The decreases in gross margin resulted from decreases in the percentage of total revenue attributable to higher margin license revenue.

     Sales and marketing. Sales and marketing expenses increased from $0 in fiscal 1996 to $641,000 in fiscal 1997, and increased 284% to $2.5 million in fiscal 1998. The significant increase in sales and marketing expenses in fiscal 1998 was primarily due to the hiring of additional sales and marketing personnel of $1.1 million and increased sales and marketing activities resulting in an increase of $400,000. As a percentage of total revenue, sales and marketing expenses increased from 64% in fiscal 1997 to 77% in fiscal 1998.

     Research and development. Research and development expenses increased 357% from $291,000 in fiscal 1996 to $1.3 million in fiscal 1997, and increased 76% to $2.3 million in fiscal 1998. The increases primarily consisted of $500,000 for salaries and expenses from the hiring of additional research and development personnel during fiscal 1997 and 1998 and product development and prototyping costs of $400,000 related to the development of our 4100 product in fiscal 1997 and 4200 product in fiscal 1998. As a percentage of total revenue, research and development expenses increased from 59% in fiscal 1996 to 132% in fiscal 1997, and decreased to 73% in fiscal 1998. The decrease in fiscal 1998 was primarily due to substantially higher revenue in that year.

     General and administrative. General and administrative expenses increased 463% from $235,000 in fiscal 1996 to $1.3 million in fiscal 1997, and 43% to $1.9 million in fiscal 1998. The significant increase in general and administrative expenses in fiscal 1997 was primarily due to the hiring of administrative personnel resulting in increased compensation expense of $600,000 and associated expenses of $100,000, which were necessary to manage and support the growth in our business. As a percentage of total revenue, general and administrative expenses increased from 48% in fiscal 1996 to 131% in fiscal 1997, and decreased to 59% in fiscal 1998. The decrease in fiscal 1998 as a percentage of total revenue was primarily due to substantially higher revenue in that year.


SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth our unaudited consolidated statement of operations data for the seven fiscal quarters ended July 31, 1999, as well as such data expressed as a percentage of our total revenue for the quarters presented. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all normal recurring adjustments that we consider necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                               QUARTER ENDED
                                                ----------------------------------------------------------------------------
                                                JAN. 31,   APRIL 30,   JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,   JULY 31,
                                                  1998       1998        1998       1998       1999       1999        1999
                                                --------   ---------   --------   --------   --------   ---------   --------
                                                                               (IN THOUSANDS)
Revenue:
  Product revenue.............................  $   523     $   427    $   771    $ 1,209    $ 3,160     $ 3,503    $ 5,065
  Other revenue...............................       19         158         98          4         60           3          2
                                                -------     -------    -------    -------    -------     -------    -------
        Total revenue.........................      542         585        869      1,213      3,220       3,506      5,067
Cost of revenue...............................      249         321        483        858      1,807       2,029      3,129
                                                -------     -------    -------    -------    -------     -------    -------
Gross profit..................................      293         264        386        355      1,413       1,477      1,938
                                                -------     -------    -------    -------    -------     -------    -------
Operating expenses:
  Sales and marketing.........................      543         589        753        576        770         853      1,168
  Research and development....................      455         506        589        786        838         990      1,711
  General and administrative..................      418         501        492        485        436         476        787
  Amortization of stock-based compensation....       --           1         13         27         49          98        387
                                                -------     -------    -------    -------    -------     -------    -------
        Total operating expenses..............    1,416       1,597      1,847      1,874      2,093       2,417      4,053
                                                -------     -------    -------    -------    -------     -------    -------
Loss from operations..........................   (1,123)     (1,333)    (1,461)    (1,519)      (680)       (940)    (2,115)
Other income (expense)........................       56          34         15        (23)        33           9         48
                                                -------     -------    -------    -------    -------     -------    -------
        Net loss..............................  $(1,067)    $(1,299)   $(1,446)   $(1,542)   $  (647)    $  (931)   $(2,067)
                                                =======     =======    =======    =======    =======     =======    =======

                                                                      AS A PERCENTAGE OF TOTAL REVENUE
                                                ----------------------------------------------------------------------------
Revenue:
  Product revenue.............................     96.5%       73.0%      88.7%      99.7%      98.1%       99.9%     100.0%
  Other revenue...............................      3.5        27.0       11.3        0.3        1.9         0.1         --
                                                -------     -------    -------    -------    -------     -------    -------
        Total revenue.........................    100.0       100.0      100.0      100.0      100.0       100.0      100.0
Cost of revenue...............................     46.0        54.9       55.6       70.7       56.1        57.9       61.8
                                                -------     -------    -------    -------    -------     -------    -------
Gross margin..................................     54.0        45.1       44.4       29.3       43.9        42.1       38.2
                                                -------     -------    -------    -------    -------     -------    -------
Operating expenses:
  Sales and marketing.........................    100.2       100.7       86.7       47.5       23.9        24.3       23.0
  Research and development....................     83.9        86.5       67.8       64.8       26.0        28.2       33.8
  General and administrative..................     77.1        85.6       56.6       40.0       13.6        13.6       15.5
  Amortization of stock-based compensation....       --         0.2        1.5        2.2        1.5         2.8        7.6
                                                -------     -------    -------    -------    -------     -------    -------
        Total operating expenses..............    261.2       273.0      212.6      154.5       65.0        68.9       79.9
                                                -------     -------    -------    -------    -------     -------    -------
Loss from operations..........................   (207.2)     (227.9)    (168.2)    (125.2)     (21.1)      (26.8)     (41.7)
Other income (expense)........................     10.3         5.8        1.7       (1.9)       1.0         0.2        0.9
                                                -------     -------    -------    -------    -------     -------    -------
        Net loss..............................   (196.9)%    (222.1)%   (166.5)%   (127.1)%    (20.1)%     (26.6)%    (40.8)%
                                                =======     =======    =======    =======    =======     =======    =======

     Our quarterly results of operations have fluctuated in the past and we expect them to fluctuate in future periods due to a variety of reasons, including those specifically discussed in the section captioned "Risk Factors." For example, our product revenue was higher in the fiscal quarter ended January 31, 1998 than in the fiscal quarter ended April 30, 1998 due to the purchase of units for qualification testing by a key OEM customer and a large order by another OEM customer in the January 31, 1998 fiscal quarter. In the fiscal quarters ended April 30 and July 31, 1998 and January 31, 1999, we received significant other revenue primarily from the license to Hewlett-Packard of our 4200 product design. We do not expect significant other revenue on a recurring basis.



     Furthermore, we have experienced significant fluctuations in our gross margin, due to a number of factors, including declines in average selling prices. The decrease in gross margin from 54.0% in the fiscal quarter ended January 31, 1998 to 45.1% in the fiscal quarter ended April 30, 1998 was primarily due to a favorable product mix of higher margin product sales in the quarter ended January 31, 1998. In the fiscal quarter ended October 31, 1998 we recorded a charge of $86,000 for excess and obsolete inventory related to reserves against certain components in support of our 4400 product line. In addition, our gross margins declined in the fiscal quarter ended July 31, 1999 due to an increase in our manufacturing costs related to additional staffing and facilities costs incurred to transition the final assembly and test portion of our manufacturing operations to an in-house facility.


     We have also experienced significant fluctuations in our operating expenses. For example, our sales and marketing expenses increased in the fiscal quarter ended July 31, 1998 because of costs incurred in closing a sales office that quarter. Research and development expenses increased substantially in the fiscal quarter ended July 31, 1999 due to increased prototyping costs and payment of a non-recurring license fee. General and administrative expenses increased in the fiscal quarter ended July 31, 1999 due to increased staffing in our administrative and information technology departments.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity at July 31, 1999 consisted of $6.5 million in cash and cash equivalents and our bank credit facility. The credit facility, as amended and restated in September 1999, includes a revolving line of credit providing borrowings up to the lesser of (a) $2.5 million or (b) 80% of eligible accounts receivable plus 25% of eligible inventories; and an equipment loan agreement providing for financing up to $1.9 million. Borrowings under the revolving line of credit bear interest at the bank's prime rate, which was 8.0% at July 31, 1999, and are secured by our accounts receivable and inventories. Term loan financing available to us under the equipment loan agreement bears interest at the bank's prime rate plus 0.5%, is secured by the related capital equipment and is payable through June 30, 2003. The line of credit and the equipment loan agreement expire in August 2000. The line of credit and equipment loan agreement contain provisions that prohibit the payment of cash dividends and require the maintenance of specified levels of tangible net worth and certain financial performance covenants measured on a monthly basis. We entered into a modification letter with our bank in July 1999 to revise an operating covenant in our loan agreements to bring us into compliance with the terms of our loan agreements. Prior to such modification, we were in default of a provision of our loan agreements. As of July 31, 1999, there were no borrowings outstanding under the revolving line of credit and $1.7 million of term loans outstanding.

     Our bank credit facility requires that we comply with the following financial covenants:

     - a quick ratio of at least 1.50-to-1.00 ("quick ratio" being defined as the ratio of our consolidated, unrestricted cash; cash equivalents; net billed accounts receivable; and investments with maturities of fewer than twelve months to our current liabilities);

     - a debt-to-tangible net worth ratio of not more than 1.00-to-1.00; and

     - a liquidity coverage-to-debt service ratio of not less than 1.50-to-1.00 ("liquidity coverage" being defined as cash plus 80% of accounts receivable eligible for borrowings).

Additionally, the credit facility requires that we operate at a profit in each fiscal quarter; however, we are allowed a loss which may not exceed $2.9 million in each of the fiscal quarters ending October 31, 1999, January 31, 2000 and April 30, 2000; $2.3 million in the fiscal quarter ending July 31, 2000; and $1.5 million in the fiscal quarter ending October 31, 2000.

     During fiscal 1996, cash utilized by operating activities was $15,000, compared to $2.6 million in fiscal 1997, $5.8 million in fiscal 1998 and $2.1 million in the nine months ended July 31, 1999. The increases in net cash utilized reflected increased losses from operations, working capital required to fund the expansion of our operations and increases in inventories and accounts receivable.

     During fiscal 1996, cash provided by financing activities was $108,000 compared to $9.5 million in fiscal 1997, $4.6 million in fiscal 1998 and $6.2 million in the nine months ended July 31, 1999. We have funded our operations to date primarily through sales of preferred stock, resulting in aggregate gross proceeds to us of $30.6 million (which amount includes the $12.0 million of proceeds received from the private placement of our Series E preferred stock in August 1999), product sales and, to a lesser extent, bank debt.

     During fiscal 1996, cash used in investing activities was $124,000 compared to $840,000 in fiscal 1997 and $3.2 million in fiscal 1998. During the nine months ended July 31, 1999, cash provided by investing activities was $754,000. Capital expenditures were $123,000 in fiscal 1996, $719,000 in fiscal 1997, $956,000 in fiscal 1998 and $1.5 million in the nine months ended July 31, 1999. These expenditures reflect our investments in computer equipment, test equipment, software development tools and leasehold improvements, all of which were required to support our business expansion. We anticipate capital expenditures through the remainder of fiscal 1999 and fiscal 2000 of at least $5.0 million to fund our purchase of a new enterprise resource planning system; leasehold improvements; costs associated with the transition to an in-house facility of the final assembly and test portions of our manufacturing process, including modification to our facilities and test and other manufacturing equipment; and equipment and software to support our projected growth in personnel.

     We believe the net proceeds of this offering, together with our existing cash balances, the net proceeds from the sale of our Series E preferred stock and credit facilities, will be sufficient to meet our capital requirements through at least the next 12 months. However, we could be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. Although we are currently not a party to any agreement or letter of intent with respect to a potential acquisition or strategic arrangement, we may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing. We cannot assure you that additional equity or debt financing, if required, will be available to us on acceptable terms, or at all.

YEAR 2000 COMPLIANCE

     Impact of the Year 2000 computer problem. The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than 2000. This could result in system failures or miscalculations that disrupt our operations.

     To date, we have not experienced any Year 2000 issues with any of our internal systems or our products, and we currently do not expect to experience any such issues in the future.

     Our Year 2000 compliance program. Our Year 2000 compliance program is based on the program adopted by the U.S. Government Accounting Office. The program is divided into six phases: awareness, assessment, renovation, validation, implementation and monitoring. The program covers our information technology systems, non-information technology systems and embedded technology. We have completed the awareness phase, substantially completed the assessment phase and are starting the renovation phase. We expect to be completed with the implementation phase by the end of October 1999.

     State of readiness of our products. We have been testing our existing products for use in the year 2000 and beyond, and believe that using our products as documented should not cause any Year 2000 related issues. While we believe our products are Year 2000 compliant, it is impractical for us to test all of our products in every computer environment or with all available combinations of our products with products and components of our customers and third-party suppliers of SAN products. As a result, there may be situations where our products, when implemented in an organization's computing system with products and components supplied by third parties, could result in Year 2000 issues for that organization.

     State of readiness of our internal systems. Our business may be affected by Year 2000 issues related to non-compliant internal systems developed by us or by third-party vendors. We have requested, and have begun receiving, written assurances from our third-party vendors for all of our material systems that such systems are Year 2000 compliant. To date, we have identified one internal system that will require an upgrade to be Year 2000 compliant and one of our enterprise systems that utilizes a database system that will require an upgrade to be Year 2000 compliant. Software necessary to effect these upgrades is currently available. In addition, several of our administrative and engineering systems rely on an operating system that will require an upgrade to be Year 2000 compliant, which is currently available.

     State of readiness of our facilities. The operation of our facilities also depends upon the computer-controlled systems of third parties such as suppliers and service providers. We believe that absent a systemic failure outside our control, such as a prolonged loss of electrical or telephone service, Year 2000 problems of these third parties will not have a material impact on our operations. Our facilities use limited embedded technology and the failure of that technology is not expected to have a material impact on our operations.


     State of readiness of key third parties. We believe that our third-party suppliers are sensitive to the need to be Year 2000 compliant. As part of the assessment phase of our Year 2000 program, we are requesting written assurances from our third-party suppliers that they are Year 2000 compliant. We have received more than 50 responses from third party suppliers indicating that they are Year 2000 compliant. However, there are only eight suppliers who could pose significant problems to us if there was a Year 2000 event to interrupt deliveries. They are AMP Inc., Austin Foam, Hewlett-Packard, IBM, LSI Logic, Sterling Commerce, Tenere Inc. and Tyrex Corporation. Four of these, Hewlett-Packard, IBM, Sterling Commerce and Tyrex, have already responded with letters of compliance. The others have indicated that they are conducting a Year 2000 compliance review. In any event, we cannot assure you that a court would find any of these written assurances legally enforceable in the event they proved to be inaccurate. If we identify a material Year 2000 compliance issue with a third-party supplier, we will work with that supplier to resolve the issue or source the parts or services from a supplier that is Year 2000 compliant.



     Use of independent verification. We have retained an independent information technology consulting firm to assess our Year 2000 readiness and identify areas where we may face Year 2000 compliance issues. This firm provided to us in September 1999 a report regarding the status of our Year 2000 readiness. In conducting their analysis, the firm advised us that it assumed the accuracy of Year 2000 compliance information which was available through compliance databases, vendor Internet sites and vendor contacts was accurate, and therefore did not perform any direct testing of our hardware or software. However, their analysis did cover software packages found in our information technology infrastructure. From a total of 196 different software packages, 48 were found to be compliant. 88 were compliant with issues or action required. Issues or actions required were that either a software patch was required or a later software release was needed to attain compliance. Resolution to those actions is in process. 56 packages were not reviewed since they were either part of another package or were not actually part of our information technology infrastructure. For example, an employee could have downloaded a software package from an external source for his or her own personal use. Four packages still have not been tested by the third party software vendor.

     Cost. Based on our assessment to date, we do not anticipate that costs associated with remediation of our internal systems will exceed $250,000.

     Worst case Year 2000 scenario. While it is impossible to evaluate every aspect of Year 2000 compliance, we believe the worst case scenario related to Year 2000 compliance issues would be the failure of a sole or limited source component supplier to be Year 2000 compliant. The failure of one of these suppliers to be Year 2000 compliant could seriously interrupt the flow of materials into the manufacturing process and therefore delay the manufacture and sale of our products and further entail a recall of installed products from end-user organizations to replace the malfunctioning product. However, due to the general uncertainty inherent in the Year 2000 computer problem resulting from the uncertainty of the Year 2000 readiness of third-party component suppliers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our business.

     Additional risks. Any failure by us to make our products Year 2000 compliant could result in a decrease in sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems. Failures of our internal systems could temporarily prevent us from processing orders, issuing invoices, and developing products, and could require us to devote significant resources to correct such problems.

RECENT ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not currently engage or plan to engage in derivative instruments or hedging activities.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

OVERVIEW


     We are the leading provider of storage routers for storage area networks, based on our market share of storage routers shipped. Our storage routers serve the critical function of enabling Fibre Channel storage area networks to connect with many of an organization's other computer devices that use different computer protocols. Specifically, when used in storage area networks our storage routers decrease congestion in the transfer of data within a network, reduce the time required to back up data, improve utilization of storage resources, and preserve and enhance existing server and storage system investments.



     To date, we have sold approximately 6,000 storage routers, primarily to major manufacturers of servers and storage systems. These computer equipment manufacturers sell our storage routers to end-user organizations for use in their storage area networks. We have also recently begun to sell our storage routers through companies that distribute, resell or integrate our storage routers as part of a complete SAN solution.


INDUSTRY BACKGROUND

  Increasing Importance of Information Management


     Information management has become a strategic imperative for many organizations today. The broad deployment of widely dispersed computer networks combined with the widespread use of the Internet, intranets and electronic commerce have enabled organizations to empower employees, customers and suppliers with access to vast amounts of data. However, the dramatic growth in the amount of data generated, stored, protected and accessed has created increasingly serious information management challenges. Exacerbating these challenges is the greater number and types of users who access this data, as well as the proliferation of various types of software applications across many different computer devices that use different protocols for the input and output of data. Organizations therefore are seeking to implement processes and systems that effectively and efficiently store, manage and ensure the integrity and availability of data 24 hours-a-day, seven days-a-week, 365 days-a-year.



  The Interconnect Bottleneck and Limitations of the Point-to-Point Storage System Architecture



     While data storage capacity and microprocessor speeds have increased dramatically, the speed at which information is transmitted from storage systems to microprocessors has not increased nearly as rapidly. This imbalance has resulted in bottlenecks at the interconnection points where the input and output of data occurs. These interconnect points are commonly referred to as the I/O. These I/O bottlenecks cause large delays in the movement of data within a network, significantly slowing down the network's day-to-day operations and frustrating network users. The I/O bottleneck persists due, in large part, to the limitations of the computer protocols that traditionally have been used to transport data across the I/O.



     One of the most commonly used I/O protocols is the small computer system interface, or SCSI. While widely used, SCSI has inherent performance limitations, including:



     - the amount of data SCSI can transport at one time;



     - the physical distances over which SCSI can operate;



     - the limited number of storage devices SCSI can connect to a server;



     - SCSI's inability to grow with and adapt to the requirements of growing and changing computer networks;



     - SCSI's lack of management capabilities; and



     - SCSI's inability to connect more than one server to a storage device, which restricts data accessibility.

     For example, a SCSI connection enables data throughput of only 40 or 80 megabytes per second, can transmit data over no more than 25 meters, and can support a maximum of only 15 devices. In addition, SCSI does not have any inherent capability to manage storage systems or any devices attached to those systems. As a result, already busy network servers also must perform these tasks. Finally, a SCSI-connected device can only be accessed by a single server. If the server becomes unavailable for any reason, data on its connected device becomes inaccessible. Despite its limitations, SCSI currently is the most prevalent interconnect, or I/O, protocol and is expected to remain an important I/O protocol in the future.



     Adding to the problems created by the I/O bottleneck is the so-called "point-to-point" architecture used in the vast majority of enterprise computing systems today. This architecture relies on a dedicated, point-to-point SCSI connection between each server and only one storage device. In effect, each server/storage pair becomes an island. To perform data backup -- making a copy of data to protect it from loss or corruption -- data must be moved from a storage system, through its attached server, over the primary computer network (referred to as the local area network, or LAN), then through another server to a backup storage system. The following graphic depicts, in simplified form, the point-to-point architecture:


                 Graphic depicts a standard local area network


     Because users can access information residing on a storage device only from the server connected to that storage device, and because a significant amount of data must be moved across the local area network, two bottlenecks occur. First, the amount of data which can traverse the SCSI interconnect between the server and the storage device at a given time is severely limited, the information going to and coming from the storage device is more difficult to access and manage, and the risk of data loss is increased. As the number of requests for stored data from the server grows, congestion within the server increases and server performance further decreases. Second, the LAN becomes congested, slowing an organization's day-to-day operations. As a result, many organizations are moving away from point-to-point storage system architectures to reduce I/O bottlenecks and improve their overall information management.


  Addressing the I/O Bottleneck with Fibre Channel Storage Area Networks


     The higher performance Fibre Channel protocol has received broad recognition as a means to address many of the current limitations and difficulties of information management. Fibre Channel is an industry standard interconnect protocol developed in the early 1990s and approved by the American National Standards Institute in 1994. Fibre Channel enables data throughput of more than 100 megabytes per second, can transmit data over distances of up to 10 kilometers and can enable the interconnection of hundreds of different servers and storage systems. As a result of these capabilities, Fibre Channel has enabled the evolution of a new network storage architecture: the storage area network, or SAN.



     A storage area network, or SAN, is a high-speed computer network dedicated to data storage that allows different types of storage devices, such as tape libraries and disk arrays, to be shared by all end users through network servers. Similar to the way in which traditional local and wide area computer networks permit any end user on the network to access any network server, a SAN creates a "pool" of data storage that can be shared by multiple servers. Through various configurations similar to those used in traditional computer networks, SANs can connect any server with any storage system, and storage systems with each other. This any-to-any connectivity enables large amounts of data to be shared and accessed among servers and storage systems running different computer operating systems or software applications.



     Three key devices enable the interconnection of a SAN with other network components, as well as the various components of the SAN with each other:



     - The Storage Hub is a Fibre Channel-based device which connects Fibre Channel servers to Fibre Channel storage devices via a single shared data communication path. Leading suppliers of storage hubs include Gadzoox Networks and Vixel.



     - The Storage Switch is a Fibre Channel-based device which connects Fibre Channel servers to Fibre Channel storage devices via multiple communication paths. Leading suppliers of storage switches include Ancor Communications, Brocade Communications and McDATA.



     - The Storage Router is a device which, in effect, translates communications across different computer protocols, including both SCSI and Fibre Channel, in order to connect all of the various components of the SAN, including servers, storage systems, storage hubs and storage switches. By enabling data transport across multiple computer protocols, storage routers facilitate seamless communication between the SAN and attached SCSI-based servers and storage systems. As such, storage routers enable both server-to-storage and storage-to-storage communication. We are the leading supplier of storage routers based on the number of units shipped, and believe that we were the first company to ship a storage router.



     The following graphic depicts a basic SAN in which storage devices and servers are connected in their own network, enabling multiple servers to access multiple storage devices. Storage routers are shown here enabling the connection of an organization's existing SCSI disk and SCSI tape storage devices, as well as an existing SCSI server, to the Fibre Channel SAN.


              Graphic schematic diagram of a storage area network

  New Applications Enabled by Fibre Channel SANs


     Fibre Channel SANs have enabled a number of important applications, including:



     - LAN-free Backup. Disruptions to a computer system can result in the loss or corruption of data. Therefore, most organizations regularly perform data backup by moving data from storage systems to separate or off-site storage systems or data centers where the data can be safely stored. Because data backup can account for a significant portion of the data traffic over local area networks, it is often a major contributor to bottlenecks at the input/output interconnect. As networks are increasingly required to be available to users on an around-the-clock basis, the available time during which data backup can be performed has decreased, while the time required to perform backup has increased due to the growth of the amount of data being backed up. Unlike traditional backup which entails the use of multiple servers to access each of their storage devices, LAN-free backup uses the SAN to move data from a storage system through one server then directly to a backup storage system. By moving the data backup function from the LAN to the SAN, LAN-free backup substantially reduces I/O bottlenecks.



     - Server-free Backup. The development of server-free backup has the potential to further extend the benefits of LAN-free backup by virtually removing the server from the backup process. This application will enable automated data movement between storage systems directly across the SAN, allowing data backup while utilizing a very small percentage of the server's internal data processing capacity. As a result, organizations will no longer need to identify lengthy time periods, or "backup windows," for disconnecting servers from the network in order to perform backup.



     - Shared Storage. In the traditional point-to-point storage architecture, a significant portion of storage resources are underutilized because they are accessible only by a single server which may not efficiently use the resource. With SANs, multiple servers can access the same storage devices, enabling more stored data to be available to more users, and reducing the need to add more servers or storage devices to support greater storage requirements.



     - Data Mirroring and Disaster Tolerance. SANs improve an organization's ability to ensure the integrity of its data by facilitating data replication, or mirroring, and enhanced disaster tolerance and recovery. In mirroring, two copies of transaction data are created and maintained on separate storage systems. This redundancy reduces the chance of data loss or corruption. Because SANs enable very high data transmission rates and support transmission distances of up to 10 kilometers per Fibre Channel link, SANs enable mirroring across storage systems that may be many kilometers apart from each other. These capabilities also facilitate the creation and maintenance of offsite data centers that support business recovery in the event data is lost at a primary storage site.


  The Need for Storage Routers to Facilitate the Adoption of SANs and Emerging I/O Protocols


     As storage area networks are relatively new, most storage devices in the market continue to be sold with the small computer system interface. Additionally, most organizations have made significant investments in storage devices and servers that use the small computer system interface. Thus, in order to enable organizations to achieve the benefits of deploying a storage area network, the SAN must be able to operate in conjunction with the different I/O protocols employed by the devices which are connected to it or within it. Because many organizations have made significant investments in computer equipment which uses the small computer system interface protocol, organizations are reluctant to replace these devices on a wholesale basis or to stop purchasing them. As a result these organizations will require their Fibre Channel-based SANs to communicate with SCSI-based devices.



     Several other current and emerging I/O protocols also are expected to be incorporated into commercial SAN products, servers and storage systems in the future. These protocols include asynchronous transfer mode, which would support the high-speed transmission of data between multiple SANs via networks operating over large distances, otherwise known as wide area networks. Other current and future I/O protocols under development are intended to reduce the incidence of I/O bottlenecks.

These include Next Generation I/O (NGIO) and Future I/O, as well as System I/O, the recently announced combination of these two competing protocols. As new protocols achieve commercial acceptance, storage routers will be increasingly essential to connect these devices to the SAN, enabling seamless communication among servers, storage devices and other SAN components that utilize different computer protocols.


THE CROSSROADS SOLUTION


     We are the leading provider of storage routers for storage area networks, based on our market share of storage routers shipped. Our storage routers enable organizations to deploy SANs within their existing computing networks. Our storage routers presently connect Fibre Channel SANs with SCSI servers and SCSI storage systems and are fully interoperable with commercially available Fibre Channel storage devices and equipment. Using our storage routers, organizations can deploy and derive the benefits of SAN technology today, while preserving their existing investments in SCSI-based computer equipment.



     Incorporated into our storage routers is our proprietary storage routing software that "intelligently" examines data traffic in the SAN to prioritize transmission and minimize congestion in the flow of data. This software also enables communication between different I/O protocols, supports rapid field deployment of new storage area network configurations, enables sharing of storage resources by multiple servers and can be adapted to new I/O protocols as they emerge. Our proprietary software is combined with software management tools and embedded in our storage routers. Our storage router hardware consists of industry-standard microprocessors and industry-standard application specific integrated circuits.



     Our storage routers are purchased by end-user organizations of all sizes, primarily to improve backup systems in their SANs. Our storage routers are in use in the data centers of large, multi-national corporations, as well as in smaller companies such as Crossroads, where we use two of our storage routers in conjunction with our own storage area network for LAN-free backup and to connect SCSI-based disk storage devices.



     We believe that deploying our storage routers helps organizations improve and reduce their total cost of information management by offering a number of important benefits, including:


  Facilitating Efficient Backup and Recovery


     Currently, our storage routers are used primarily to connect SCSI tape storage systems to Fibre Channel SANs for LAN-free backup. By allowing the backup process to be accomplished across the SAN, rather than across the local area network, our storage routers remove a common source of congestion within the LAN. As a result, the primary computer network has greater availability to perform day-to-day operations. LAN-free backup also provides flexibility to conduct backup at any time of day. This capability is increasingly important as users demand network availability around the clock and from geographically dispersed locations. In addition, we have software nearing completion which is designed to enable server-free backup. By removing the server almost entirely from the backup process, server-free backup will offer further significant reductions in network server utilization. Finally, our storage routers support the distance capabilities of Fibre Channel SANs, enabling long distance data mirroring and the creation of redundant data sites to restore data when a dedicated storage system fails or is damaged.


  Providing Broad, Verified Interoperability


     Our storage routers are designed to function together, or interoperate, with all commercially available Fibre Channel storage hubs and storage switches, as well as other SAN components, including storage devices, host bus adapters, operating systems and storage management software. Our storage routers function in over 2,500 different configurations of SANs, thus providing organizations with flexibility in designing and changing their SANs. Furthermore, our storage routers support concurrent transmissions of data utilizing multiple computer protocols, including SCSI and the Internet Protocol. Our storage routers can be deployed in SANs which connect servers running diverse operating systems, including NetWare, Unix and Windows NT. Our storage routers have been tested and verified through our Crossroads

Verified-Storage Area Network (CV-SAN) program, which is now available through our Web-based Configurator.

  Increasing Scalability and Implementation Flexibility


     Our storage routers are designed to operate in any SAN computing environment and are designed to be able to adapt as organizations grow and change their computer networks to address their increasing data storage and information management needs. Our storage routers also are designed to work in all Fibre Channel SAN configurations so that organizations can modify their storage architecture to address their changing needs without changing their storage routers. Organizations can incrementally add storage routers as backup demands grow or as new storage devices are added to their networks. Our newest line of storage routers can be configured to support data transmission over copper or fiber optic lines.



  Enhancing Storage Area Network Manageability



     Our storage routers are designed with features that support an organization's ability to conduct systems diagnostics and management, as well as real-time application monitoring, from remote locations. In addition, the proprietary software embedded in our storage routers enhances the ability of an organization to manage of storage systems that are attached to the storage router by translating network management protocols to storage management protocols. To this end, we work closely with leading independent software vendors, such as BMC Software, Computer Associates, Hewlett-Packard and Tivoli Systems, to ensure that our storage routers can be managed through their network management software products.


  Leveraging Existing Server and Storage System Investments


     Our storage routers enable an organization's continued use of its large installed base of servers and storage devices that rely on the small computer system interface within a storage area network. In addition to enabling organizations to preserve these existing investments, our storage routers improve the functionality of those systems when operated in conjunction with a SAN. For example, by connecting SCSI-only servers to SANs, a process referred to as server migration, our storage routers enable those SCSI servers to run applications on a SAN. By allowing consolidation of storage resources in centralized facilities, our solutions also reduce the need for organizations to maintain a number of geographically dispersed and costly data storage centers and enable them to more efficiently use their existing data storage capacity.


OUR STRATEGY

     Our objective is to maintain our position as the leading provider of storage routers and to leverage this position to become the leading provider of I/O routing solutions. The key elements of our strategy include the following:

  Leverage and Extend Market Leadership


     We are the leading provider of storage routers based on our market share of storage routers shipped, and believe that we were the first company to ship storage routers. We intend to capitalize on our market leadership position by expanding the depth and breadth of our relationships with OEM, distributor, reseller and system integrator customers. To achieve this objective, we are committing additional resources to extend the interoperability of our storage routers to address new and emerging applications. In order to accelerate the interoperability of our storage routers, we developed the Crossroads Verified-Storage Area Network program. We believe that CV-SAN differentiates our company by proactively ensuring the interoperability of our products with other SAN components. Through our CV-SAN initiative, we have tested and verified the interoperability of over 2,500 different SAN configurations using our storage routers. We intend to continue leveraging our technology expertise to expand and improve our storage routers and gain additional market share.

  Leverage and Expand Our Relationships with Leading OEM Customers


     We believe that working with leading OEMs enables us to effectively distribute our storage routers, anticipate the needs of enterprises, introduce new products to meet those needs and target new markets. Since OEMs must expend substantial resources to qualify our storage routers for inclusion in their SAN solutions, they tend to qualify only a few vendors for a particular product. As a result, we believe that our success depends heavily on maintaining and augmenting our OEM relationships. To date, we have cultivated customer relationships with leading server and storage system OEMs, including ADIC, ATL Products, Compaq, Dell, Exabyte, Groupe Bull, Hewlett-Packard, Hitachi Data Systems, INRANGE, McDATA and StorageTek. We intend to continue targeting major server and storage system OEMs to further strengthen our market position.


  Capitalize on Emerging I/O Market Opportunities


     We intend to leverage our significant expertise in software, hardware, storage routing algorithms, and existing and emerging I/O protocols to remain at the forefront of the SAN market. We believe this expertise has enabled us to establish our market leadership in our core market of storage routing. We intend to extend our technological capabilities to emerging I/O routing market opportunities. We are currently developing:


     - a SAN-to-WAN router, which will enable multiple SANs to be connected over wide area networks;

     - our Active Fabric storage router software, which we expect will provide enhanced features for SANs, including server-free backup; and

     - new I/O router products that will incorporate emerging I/O technology.


     We actively participate in the working groups that define and shape emerging I/O standards, including the System I/O forum, the recently announced successor to the NGIO Forum (whose members included Dell, Hitachi Data Systems, Intel, NEC, Siemens and Sun Microsystems) and the Future I/O Alliance (whose members included Adaptec, Cisco, Compaq, Hewlett-Packard, IBM and 3Com). In addition to the System I/O forum, we participate in the Storage Networking Industry Association and Computer Associates' Storage Area Network Integrated Technology Initiative. We believe that our participation in these working groups helps us define optimal ways of building intelligent I/O interconnections, influence relevant standards, implement and deliver products to OEMs and other customers, and remain a technological leader.


  Broaden Relationships with Leading Software Vendors


     We believe that establishing relationships with leading enterprise and storage management software companies is essential to facilitating the efficient and reliable integration of their capabilities with our storage routers. To this end, we have developed relationships with leading software vendors, including BMC Software, Computer Associates, Legato Systems, Tivoli Systems and VERITAS Software. The focus of our strategic initiatives with these companies has been to ensure the integration of our storage routers with leading software solutions to optimize SAN management. We intend to continue expanding our relationships with leading software vendors to ensure the compatibility of our storage routers with their software.


  Expand Distribution Channels

     In addition to building upon our established OEM sales channel, we believe that we can achieve additional growth by selling through distributors, resellers and system integrators. To date, we have developed relationships with Andataco, Bdata, Bell Microproducts, Cranel, Datalink, EIE Data Media Products-Japan, Pinacor and Tricom. We intend to enter into additional agreements with distributors, resellers and system integrators, both in the United States and abroad, to increase our geographic coverage and address additional opportunities. We regularly conduct sales training for prospective distributor, reseller and system integrator customers to educate them in the sale of our storage routers. In addition, we have initiated an out-bound marketing program directed at end-user organizations to build greater awareness of the benefits of our storage routers. This is intended to generate demand for distributors, resellers and system integrators selling our storage routers.


PRODUCTS


     Our storage routers are an integral component of SAN solutions and are critical to enabling organizations to attain the benefits of these solutions within their existing computer network infrastructures. We have developed a line of storage routers which enable bi-directional, seamless communications between Fibre Channel devices in the SAN and SCSI devices. Each of our storage routers is designed to support all forms of SAN architecture, including point-to-point, arbitrated loop and switched fabric networks, provides management capability through an Ethernet port, and supports full Simple Network Management Protocol, or SNMP, and remote Web-based management.


  Storage Router Products

     The following table summarizes the key features and benefits of our products:
--------------------------------------------------------------------------------


                             FIRST
                 PRODUCT    SHIPMENT            DEVICE
STORAGE ROUTER    NAME       TO OEM          CONFIGURATION                              BENEFITS
-----------------------------------------------------------------------------------------------------------------------
   MID-RANGE      4100       August     - 1 Fibre Channel port    - Enables LAN-free backup and recovery
                              1997      - 1 SCSI bus              - Supports shared storage (disk, tape and optical)
                                        - 1 Ethernet management   - Connects up to 15 SCSI devices
                                         port                     - Transmits data over distances up to 10 km
                                                                  - Enables server migration to SANs
-----------------------------------------------------------------------------------------------------------------------
  ENTERPRISE      4400     Dec. 1997    - 2 Fibre Channel ports   - Allows RAID (Redundant Array of Independent Disks)
                                        - 4 SCSI buses             migration
                                                                  - Enables LAN-free backup and recovery
                                                                  - Supports shared storage (disk and tape)
                                                                  - Connects up to 60 SCSI devices
-----------------------------------------------------------------------------------------------------------------------
   HIGH END       4200     June 1998    - 1 Fibre Channel port    - Enables LAN-free backup and recovery
                                        - 2 SCSI buses            - Supports shared storage (disk, tape and optical)
                                        - 1 Ethernet management   - Connects up to 30 SCSI devices
                                         port                     - Transmits data over distances up to 10 km
                                                                  - Enables server migration to SANs
-----------------------------------------------------------------------------------------------------------------------
     THIRD        4x50*    May 1999*    - 1 Fibre Channel port    Will provide the same benefits as 4200 router, and:
   GENERATION                           - 1 to 4 SCSI buses       - Enable server-free backup
                                        - 1 Ethernet management   - Double the SCSI throughput via low voltage
                                          port                      differential technology
                                                                  - Provide enhanced software for storage management
-----------------------------------------------------------------------------------------------------------------------


---------------

* The first product we are offering in our 4x50 family is the 4250 storage router. The 4250 is currently in evaluation with OEMs.


     Substantially all of our product revenue has been derived from sales of a limited number of our storage router products. In particular, our 4100 product has accounted for 50% and 71% of our product revenue in fiscal 1998 and in the nine month period ended July 31, 1999, respectively.


  Internal Product Testing and Verification through CV-SAN Program

     Each of our storage routers undergoes an extensive testing and verification process in our interoperability lab to assess its interoperability with the various other components of the SAN, including storage systems, storage hubs, storage switches, host bus adapters, operating systems and storage management software from a wide variety of vendors. Through our Crossroads Verified-Storage Area Network program, we have tested and verified the interoperability of approximately 2,500 different SAN configurations utilizing our storage router solutions. We have designed our Web-based Configurator to enable our customers to access this interoperability data and dynamically configure interoperable SANs. Our Configurator serves as a tool for our current and potential customers to assist them in designing a SAN by determining which SAN components are interoperable with other SAN components.

OUR CUSTOMERS

     To date, we have sold approximately 6,000 of our storage routers to OEM customers. Our storage routers are currently sold to end-user organizations primarily through OEMs under their brands, and to a lesser extent, through distributors, resellers and system integrators under the Crossroads brand.

  OEM Customers

     Our primary customers are OEMs, including server and storage system manufacturers. We believe that LAN-free backup is the primary end-user application for which our storage routers are being used today. The following is a list of our OEM customers, each of which has purchased at least $50,000 of our products, and their branded Crossroads products:

---------------------------------------------------------------------------------------
                                                                    CROSSROADS
         OEM                       OEM-BRANDED PRODUCT               PRODUCT
---------------------------------------------------------------------------------------
  ADIC                  FCR100 Fibre Channel Router                    4100
                        FCR200 Fibre Channel Router                    4200
                        FCR400 Fibre Channel Router                    4400
------------------------------------------------------------------------------
  ATL Products          Crossroads 4200                                4200
------------------------------------------------------------------------------
  Compaq                StorageWorks Fibre Channel Tape Controller     4100
------------------------------------------------------------------------------
  Dell                  PowerVault 35F Multi-port Bridge               4200
------------------------------------------------------------------------------
  Exabyte               FC-11 Storage Router                           4100
                        FC-12 Storage Router                           4200
------------------------------------------------------------------------------
  Groupe Bull           SAN 4100                                       4100
                        SAN 4200                                       4200
------------------------------------------------------------------------------
  Hewlett-Packard       SureStore 2100                                 4200
------------------------------------------------------------------------------
  Hitachi Data Systems  Crossroads 4200                                4200
------------------------------------------------------------------------------
  INRANGE               Fibre Channel SCSI eXchange: 9066/9067 FSX     *
------------------------------------------------------------------------------
  McDATA                EB-1200 FabricGate                             4200
------------------------------------------------------------------------------
  StorageTek            3100 Fibre Channel/SCSI Bridge                 4100
                        3200 Fibre Channel/SCSI Router                 4200
---------------------------------------------------------------------------------------

* This customer currently purchases a SCSI distance extender product that can be upgraded to a 4100.

     During fiscal 1998, our four largest customers -- ADIC, Compaq, Hewlett-Packard and StorageTek -- accounted for 25%, 20%, 16% and 14% of our total revenue, respectively. In the nine month period ended July 31, 1999, revenue from Compaq and StorageTek represented 44% and 30% of our total revenue, respectively. No other customer accounted for more than 10% of our revenue in these periods.

  Distributors, Resellers and System Integrators

     We expect to sell our products through additional channels as SANs mature and broader interoperability of SAN components is demonstrated. As such, we are investing significant resources in developing distributor, reseller and system integrator relationships. As of July 31, 1999, we had relationships with the following distributors, resellers and system integrators, each of which has sold at least one of our products to an end-user organization:

         DISTRIBUTORS             RESELLERS/SYSTEM INTEGRATORS
         ------------             ----------------------------
      Bell Microproducts                    Andataco
            Cranel                            Bdata
      Forefront Graphics                    Datalink
                                  EIE Data Media Products-Japan
                                             Tricom

SALES AND MARKETING


     We base our sales and marketing strategy on an indirect sales model executed through OEMs and distributors, resellers and system integrators. For the past two years, our sales activity has focused principally on OEM adoption through extensive OEM testing and product qualification. As the market for SAN products matures, we believe that open market branded sales through distributors, resellers and system integrators will represent an increasing percentage of our total revenues. While we sell most of our products today through OEMs, with an expanded sales channel we believe that we will gain broader brand awareness and a greater presence in the departmental and mid-sized business markets where distributors, resellers and system integrators generally have a strong presence and can influence product adoption choices.


     We also anticipate expanding our international sales activities in the near future. Currently, sales to international end users are handled through our OEM customers. In the future, we plan to establish an office in Europe to support and manage our customer relationships there.

     Our marketing organization primarily focuses on coordinating strategic planning activities which help us to determine market segments to pursue, understand size and growth characteristics of these market segments, analyze competition within the market segments, define product features to successfully penetrate market segments and construct business analyses to measure expected return on investments. Additionally, our marketing efforts are geared toward developing key relationships with OEMs, distributors, resellers and system integrators; participating in tradeshows to promote and launch our products; and coordinating our involvement in various industry standards organizations. In order to raise potential customer awareness of the benefits of our storage routers, we also intend to increase our advertising in trade publications.

CUSTOMER SERVICE AND SUPPORT

     Our customer service and support organization provides comprehensive training programs and telephone, e-mail and Web-based direct support to our customers. These programs allow us to minimize the need for a large end-user support organization by enabling our OEMs to provide installation, service and primary technical support to their customers while we focus on high-level secondary support. In addition, we replicate field issues to help our customers solve end-user problems and will test the interoperability of various SAN configurations upon customer request. All newly verified SAN configurations are entered into our online Configurator and published in our CV-SAN guide.

TECHNOLOGY


     Our storage router products are based on an architecture that combines our proprietary software and hardware designs using industry standard components. Our proprietary routing software intelligently examines data packet traffic to prioritize transmission and minimize network congestion in the flow of

I/O transactions between servers and storage systems. This software also manages delays in data transmissions that result from variances in I/O speeds and provides accurate communication of transmission status to connected devices. Our software provides critical interoperability between diverse I/O computer protocols, supports rapid field deployment of new configurations and features, enables sharing of storage resources by multiple servers and can be adapted to new I/O protocols as they emerge. Additionally, our software is easily configurable and can be quickly adapted to varying customer requirements and computing environments. While our software architecture serves as the foundation for our current products, it is also designed to be able to accommodate several planned generations of new designs. Our hardware is the "engine" that provides basic performance and functionality such as operating speed, data movement, external device connectivity, network management interfaces and the ability to operate in extreme environmental conditions of temperature and humidity.



     We possess a high level of multi-disciplinary expertise encompassing I/O technologies, software design, operating systems, hardware and application specific integrated circuit design, and local and wide area network technologies, which we utilize to design, develop, manufacture and deliver our products. We believe that our combined expertise in each of these technologies provides us with a competitive advantage in the ability to develop new products on a timely basis, verify interoperability, expand our product features, and integrate additional I/O interfaces and functions.


  I/O Technologies


     We believe that our I/O routing expertise is a critical factor in our ability to maintain our leadership position in storage routing. There are three key I/O technologies in use today for open systems and mainframe systems: SCSI and Fibre Channel in open systems (e.g., NetWare, Windows NT and Unix) and IBM's ESCON for mainframes. We employ a large number of engineers and technologists who have significant involvement in the evolution of these I/O technologies. Based on their expertise and our overall capabilities, we believe that we possess insight and understanding into the capabilities and limits of each new technology and the requirements for I/O routing. We initially chose to build our routers to interconnect SCSI and Fibre Channel technology, and we plan to evolve this interconnectivity into additional interfaces over time. As new I/O standards are developed, we expect to contribute to these developments and leverage our software and technical expertise in developing additional I/O routers. Such additional areas of focus include ATM, Gigabit Ethernet, TCP/IP and System I/O, the recently announced successor to both NGIO and Future I/O.


  Embedded Software Design

     We design, develop and test all of our own embedded software. As of July 31, 1999, our engineering staff included 28 software engineers with expertise in embedded software, management tools, software applications and graphical user interface development. We have considerable expertise in I/O protocol standards, error detection and recovery and support. The flexibility to modify our software to varying system configurations has enhanced our ability to rapidly achieve verified interoperability.

  I/O Standards

     The Fibre Channel standards were drafted and are controlled by the ANSI X3T11 Technical Committee of the National Committee for Information Technology Standards. The Fibre Channel protocol, which allows storage transport via SCSI operations on the Fibre Channel transport, falls under the X3T10 Technical Committee. Our personnel have been and remain active members of these committees, and we have initiated and contributed significant efforts in both, including the FC-Tape proposal in X3T11 and the Extended Copy Command in the X3T10 committee. Upon completion of the merger of NGIO and Future I/O, we will become a member of the System I/O Forum, the successor to both the NGIO Forum and the Future I/O Alliance. These standards efforts are directed at moving network capabilities into I/O architecture, which will further extend the complementary benefits and capabilities of I/O routers.

MANUFACTURING


     Our manufactured product contains printed circuit board assemblies which consist of the electronics that control the function of our product. The printed circuit board is assembled and tested by a contract manufacturer, who purchases the required components to meet demand in accordance with our purchase orders and six month forecast. During product final assembly and test, the printed circuit board is assembled with the remaining components (power supply, cables, enclosures, etc.) and tested to create the final product.



     To date, substantially all of our manufacturing process other than final assembly and test is outsourced to XeTel Corporation, a contract manufacturer. XeTel invoices us based on agreed prices and payment terms that are set forth in purchase orders issued by us. The pricing takes into account component costs, manufacturing costs and margin requirements. XeTel purchases the components for our products based upon our specifications; however, we assume the inventory risk and risk of loss for these components ordered on our behalf. In this process, we determine the components that are incorporated into our products and select the appropriate suppliers of the components. Recently, we have engaged another contract manufacturer, Solectron, to make our 4x50 family of products. We believe that this will enable us to reduce our reliance on XeTel.



     During September 1999, we transferred much of the final assembly and test portion of our product manufacturing process to our internal facilities. In connection with this transition, which we expect to continue through the end of fiscal 1999, we have hired additional employees, purchased the necessary equipment, initiated customer qualification efforts and leased additional facilities. We believe that bringing our final assembly and test operations in-house will allow us to reduce our total per unit manufacturing costs and provide us with greater flexibility to respond to changes in customer demand. As the needs of our customers continue to evolve, we plan to reassess our manufacturing requirements on a periodic basis and address changes as we deem necessary.



     Although we use standard parts and components for our products where possible, we and/or XeTel currently purchase several key components used in the manufacture of our products from single or limited sources. XeTel purchases the components used in the printed circuit board assemblies whereas we purchase the remaining components used during final assembly including the power supply, fan and chassis materials. We have an obligation to XeTel for portions of excess inventory arising from a sudden reduction in purchase orders by us to the extent it differs from the six month forecast which we supply to XeTel. Our principal single-source components include application specific integrated circuits, power supplies, licensed software and chassis.


RESEARCH AND DEVELOPMENT

     We believe that our research and development efforts are essential to our ability to successfully deliver innovative products that address the needs of our customers as the I/O routing market evolves. Our research and development team works closely with our marketing and sales team and OEMs to define product features and performance. Development activities are conducted with extensive validation testing at both our company and at our major customers.

     Research and development programs that are currently underway focus on our I/O routing initiatives:

     - SCSI-to-Fibre Channel storage routing: Increased connectivity and port density, improved manageability, broader interoperability and higher performance products;

     - Active Fabric software: Modular software focused on the development of enhanced SAN features, including server-free backup, "intelligent" data management and data movement;

     - SAN-to-WAN I/O routing: Fibre Channel-to-asynchronous transfer mode router products to enable connectivity of multiple SANs over a wide area network; and


     - System I/O routing: Technology development focused on multi-protocol I/O routing products for System I/O connecting to SCSI, Fibre Channel and asynchronous transfer mode.

     In developing our products, we recognize the importance of product compatibility with existing and emerging I/O standards. In particular, Intel has provided technical and consulting support to help us develop NGIO-enabled versions of our storage routers, and will continue to provide technical and consulting support for us in developing products based on the System I/O standard. Four of our senior engineers are actively engaged in development of industry standards which allows us to focus our product strategies in areas that are aligned with those standards. Additionally, members of our development team have experience in developing and protecting intellectual property. We believe we have developed a strong intellectual property base in I/O routing and have filed patents in that regard.

     Our research and development expenses were $2.3 million in fiscal 1998 and $3.5 million the nine months ended July 31, 1999. At July 31, 1999, we employed 24 software engineers and 16 hardware engineers.

OUR COMPETITION

     The market for SAN products generally, and storage routers in particular, is increasingly competitive. We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. We currently face competition from ATTO, Chaparral, Pathlight and, to some extent, Computer Network Technologies. In addition, we expect to face competition in the future from one or more of the following sources:

     - OEMs, including our customers and potential customers;

     - LAN router manufacturers;

     - storage system industry suppliers, including manufacturers and vendors of other SAN products or entire SAN systems; and

     - innovative start-up companies.

     As the market for SAN products grows, we also may face competition from traditional networking companies and other manufacturers of networking products. These networking companies may enter the storage router market by introducing their own products or by entering into strategic relationships with or acquiring other existing SAN product providers. It is also possible that OEM customers could develop and introduce products competitive with our product offerings. Furthermore, we have licensed our 4200 storage router technology to Hewlett-Packard, one of our OEM customers and a stockholder of our company. While to date this OEM has not introduced competitive products based on this technology, this OEM could potentially do so in the future.

     We believe the competitive factors in the storage router market include the following:

     - OEM endorsement;

     - product reliability and verified interoperability;

     - customer service and technical support;

     - product performance and features;

     - brand awareness and credibility;

     - ability to meet delivery schedules;

     - strength of distribution channel; and

     - price.

INTELLECTUAL PROPERTY

     We rely on a combination of patents, trademarks and trade secrets, as well as confidentiality agreements and other contractual restrictions with employees and third parties, to establish and protect our proprietary rights. Despite these precautions, the measures we undertake may not be adequate to protect our proprietary technology and may not preclude competitors from independently developing products with functionality or features similar to our products. We currently have one patent issued and 10 patent applications pending in the United States with respect to our technology. We also have two patents pending under the Patent Cooperation Treaty with the intent of filing in additional countries. One of our patent applications pending under the Patent Cooperation Treaty has a number of claims for which a favorable opinion of allowability has been provided by the International Preliminary Examining Authority. However, none of our patents, including patents that may be issued in the future, may adequately protect our technology from infringement or prevent others from claiming that our technology infringes that of third parties. Failure to protect our intellectual property could materially harm our business. In addition, our competitors may independently develop similar or superior technology.


     We have issued a license to Hewlett-Packard under which they may license our 4200 storage router technology. This license allows Hewlett-Packard to create and incorporate into their own products modifications and derivative works of this licensed technology. This license expires in April 2001 but will automatically renew for successive one year periods after that date unless it is terminated by either party.


     We have registered the trademark "CROSSROADS" in the United States. The trademark "CROSSROADS SYSTEMS" has been allowed in the United States. We have filed a trademark registration application for "ACTIVE FABRIC" in the United States. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

EMPLOYEES

     At July 31, 1999, we had 114 employees with 40 engaged in research and development; 20 in manufacturing; 16 in sales; 18 in marketing and customer support; and 20 in administration, information technology and finance. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

FACILITIES


     Our corporate headquarters facility consists of approximately 24,000 square feet in Austin, Texas. We lease our corporate headquarters facility pursuant to a lease agreement that expires in December 2003. We recently entered into a lease for our new corporate headquarters facility, consisting of 63,548 square feet in Austin, Texas, which will commence in February 2000. The lease for our new facility expires in January 2006. We currently intend to terminate the lease for our existing headquarters facility shortly after we move to our new facility.


     Our final assembly and test facility of approximately 11,250 square feet is also located in Austin, Texas. The lease on this facility expires in June 2004.

     We also maintain sales offices, each with 400 square feet or less, in Boston, Massachusetts; Boulder, Colorado; and San Diego, California.

LITIGATION

     We are not party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEE

     The following table sets forth certain information concerning our executive officers, directors and a key employee:


NAME                                             AGE                    POSITION(S)
----                                             ---                    -----------
Executive Officers and Directors
  Brian R. Smith...............................  34    Chief Executive Officer and Chairman of the
                                                         Board of Directors
  James H. Moore...............................  61    President and Chief Operating Officer
  Reagan Y. Sakai..............................  40    Vice President, Chief Financial Officer,
                                                         Secretary and Treasurer
  Robert F. LiVolsi............................  47    Senior Vice President of Sales and Marketing
  John R. Middleton............................  42    Vice President of Engineering
  Allen R. Sockwell............................  39    Vice President of Human Resources
  Richard D. Eyestone(1).......................  53    Director
  Wo Overstreet(1).............................  49    Director
  David L. Riegel(2)...........................  61    Director
  William P. Wood(2)...........................  43    Director
Key Employee
  T. Dale Quisenberry..........................  40    Vice President of Corporate Accounts


---------------

(1) Member of the compensation committee

(2) Member of the audit committee

  Executive Officers and Directors

     Brian R. Smith, a co-founder of Crossroads, has served as our Chief Executive Officer and Chairman of the Board of Directors since our inception in April 1995. From inception until October 1997, Mr. Smith also served as our President. From October 1994 to April 1995, Mr. Smith was President of a consulting services company. From January 1985 to October 1994, Mr. Smith held various development and management positions at IBM. Among other things, he led the development of IBM's Fibre Channel products and FDDI products and worked on several ESCON projects. He was also a technical representative for IBM on the Fibre Channel Systems Initiative for TCP/IP and SCSI. Mr. Smith has served on the American National Standards Institute committee developing many Fibre Channel standards since 1992. Mr. Smith holds a B.S.E.E. from the University of Cincinnati and an M.S.E.E. from Purdue University.

     James H. Moore has served as our President and Chief Operating Officer since October 1997. From October 1996 to October 1997, Mr. Moore served as Vice President and General Manager at Cirrus Logic, a linear circuit and mixed-signal chip manufacturer. From October 1993 to October 1996, Mr. Moore served as a Director of Computer Products at Analog Devices, an integrated circuit manufacturer. From 1966 to 1990, Mr. Moore was employed by Texas Instruments where he last served as Vice President -- General Manager for Texas Instruments-Mexico. Mr. Moore holds a B.S.E.E. from Christian Brothers University and an M.B.A. from Southern Methodist University.

     Reagan Y. Sakai has served as our Vice President, Chief Financial Officer, Secretary and Treasurer since May 1999. From August 1996 to April 1999, he served as the Director of Corporate Finance and as Division Controller of the Eagle Product Division at Exabyte, a public data storage company. From April 1994 to July 1996, he served as Director of Corporate Financial Planning and Analysis at Maxtor, a disk drive company. Prior to that, he held various management positions at McDATA and StorageTek. Mr. Sakai holds a B.S. in finance and an M.B.A., both from the University of Colorado.

     Robert F. LiVolsi has served as our Vice President of Sales and Marketing since April 1998. From August 1995 to January 1998, Mr. LiVolsi was Vice President and General Manager of the Eagle Division at Exabyte Corporation. From February 1991 to August 1995, Mr. LiVolsi served as Vice President of Sales and Marketing for Hewlett-Packard's Colorado Memory Systems subsidiary. Mr. LiVolsi holds a B.A. in political science from Kent State University.

     John R. Middleton has served as our Vice President of Engineering since July 1999. From February 1997 to July 1999, Mr. Middleton served as our Senior Director of Engineering. From November 1995 to January 1997, Mr. Middleton served as an Engineering Manager at Compaq, where he managed the development of LAN switches and hubs. From July 1992 to November 1995, he served as an Engineering Manager at Thomas-Conrad Corporation, a networking company. Mr. Middleton holds a B.S.E.E. from the University of Texas at Austin.


     Allen R. Sockwell joined us as our Vice President of Human Resources in September 1999. From October 1998 to August 1999, Mr. Sockwell served as Vice President of Human Resources, and from February 1996 to October 1998 as Director of Human Resources, at Compaq, where he managed human resources activities for Compaq's global supply chain management and manufacturing operations. From June 1982 to February 1996, Mr. Sockwell was employed by IBM where he last served as Manager of Human Resources for a semiconductor design and fabrication facility. Mr. Sockwell holds a B.S. in general management from Purdue University.


     Richard D. Eyestone has served as a member of our board of directors since May 1999. From 1993 to September 1996, Mr. Eyestone was employed at Bay Networks as Vice President of Sales and, from September 1996 to September 1998, as Senior Vice President of Market and Product Management. Mr. Eyestone currently serves on the board of directors of eSoft, Inc. and several private companies. Mr. Eyestone holds a B.S.E. in education from Drake University and an M.B.A. from the University of Iowa.

     Wo Overstreet has served as a member of our board of directors since March 1997. Since January 1998, Ms. Overstreet has served as the President and Chief Executive Officer of Creative Design Solutions, a network-attached storage solution company. From December 1995 to September 1997, she served as Vice President of Corporate Development and Vice President of Marketing and Sales of McDATA, a subsidiary of EMC Corporation. From February 1992 to May 1995, Ms. Overstreet served as a senior staff member for the Chief Operating Officer of Exabyte. Ms. Overstreet serves on the board of directors of several private companies. Ms. Overstreet holds a B.A. in philosophy and math from John Carroll University.

     David L. Riegel has served as a member of our board of directors since November 1997. From November 1992 to September 1997, Mr. Riegel served as Chief Operating Officer of Exabyte Corporation. Mr. Riegel has served on the board of directors of Bolder Technologies Corporation, an energy technology company involved in the development of rechargeable battery systems, since May 1992. Mr. Riegel holds a B.S.E.E. from Purdue University.

     William P. Wood has served as a member of our board of directors since December 1996. Since 1984, Mr. Wood has been a general partner and, for funds created since 1996, a special limited partner, of various funds associated with Austin Ventures, a venture capital firm located in Austin, Texas. Mr. Wood serves on the board of directors of Intelliquest Information Corp. and several private companies. Mr. Wood holds a B.A. in history from Brown University and an M.B.A. from Harvard University.

  Key Employee

     T. Dale Quisenberry, a co-founder of Crossroads, has served as our Vice President of Corporate Accounts since March 1999. From January 1998 to March 1999, he served as our Vice President of Corporate Resources, and from September 1996 to December 1997, as our Vice President of Finance and

Administration. From April 1995 to September 1996, Mr. Quisenberry served as the Vice President of Sales and Marketing at our predecessor, Infinity Commstor, LLC. From October 1994 to April 1995, Mr. Quisenberry was Vice President of a consulting services company. Mr. Quisenberry also served as our Secretary from our inception until May 1999.

CLASSIFIED BOARD OF DIRECTORS

     At the first annual meeting of stockholders following the closing of our initial public offering, our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, to serve staggered three-year terms:

     - Class I, whose term will expire at the annual meeting of stockholders to be held in fiscal 2001;

     - Class II, whose term will expire at the annual meeting of stockholders to be held in fiscal 2002; and

     - Class III, whose term will expire at the annual meeting of stockholders to be held in fiscal 2003.

Upon expiration of the term of a class of directors, the directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Each director's term is subject to the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee.

     Audit Committee. The audit committee reports to the board of directors with regard to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management's procedures and policies relative to the adequacy of our internal accounting controls. The members of the audit committee are Messrs. Riegel and Wood.

     Compensation Committee. The compensation committee reviews and makes recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our directors, executive officers and certain other employees. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees. The compensation committee also administers our stock option and stock purchase plans. The members of the compensation committee are Mr. Eyestone and Ms. Overstreet.

DIRECTOR COMPENSATION

     Directors currently do not receive any fees from us for their service as directors, although by resolution of the board, they may receive a fixed sum and reimbursement for expenses in connection with their attendance at board and committee meetings or a stated salary. On November 12, 1997, we granted David L. Riegel options to purchase 45,000 shares of common stock at a price of $0.23 per share. Mr. Riegel's options are fully vested.

     In August 1999, the disinterested members of our board of directors accelerated the vesting of all unvested stock options of Ms. Overstreet and Mr. Riegel. 29,063 options held by Ms. Overstreet and 31,876 options held by Mr. Riegel became immediately vested.

     Non-employee directors will receive option grants at periodic intervals under the automatic option grant program of our 1999 Stock Incentive Plan, which will become effective when the underwriting agreement for this offering is signed. Non-employee and employee directors will also be eligible to receive option grants under the discretionary option grant program of the 1999 plan. Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant to purchase 15,000 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who continues to serve as a non-employee board member will automatically be granted an option to purchase 5,000 shares of common stock, provided such individual has served on the board for at least six months.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Our compensation committee currently consists of Mr. Eyestone and Ms. Overstreet, neither of whom currently serves or has previously served as an officer or employee of our company. During the past year, the full board of directors performed the functions generally performed by the compensation committee of the board.


     Mr. Wood, a member of our board of directors, is a general partner of two investment funds and a special limited partner of one investment fund affiliated with Austin Ventures which have invested in us. In September 1998, Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. purchased an aggregate of 250,000 shares of our Series C preferred stock at a price of $4.00 per share. Mr. Wood is a general partner of AV Partners IV, L.P., the general partner of each of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. In August 1999, Austin Ventures VI, L.P. purchased 200,000 shares of our Series E preferred stock at a price of $15.00 per share. Mr. Wood is a special limited partner of AV Partners VI, L.P., the general partner of Austin Ventures VI, L.P. Although the number of shares of Series C preferred stock and Series E preferred stock outstanding was not affected by the 3-for-2 split of our common stock, as a result of the stock split, each share of Series C preferred stock and Series E preferred stock automatically adjusted and became convertible into 1.5 shares of our common stock. Accordingly, the 250,000 shares of Series C preferred stock and 200,000 shares of Series E preferred stock will automatically convert into 375,000 shares and 300,000 shares of our common stock, respectively, upon the consummation of this offering, and the effective purchase price per share of the common stock to be received upon such conversion will be $2.67 for the Series C preferred stock and $10.00 for the Series E preferred stock.



     Mr. Smith, our chief executive officer, is a member of our board of directors which performed the functions generally performed by the compensation committee of the board during the past year. However, Mr. Smith did not participate in any discussions regarding his compensation.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our current certificate of incorporation, as well as the amended certificate of incorporation, limits the liability of our directors to us or our stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. Prior to consummation of this offering, we also intend to obtain directors' and officers' liability insurance and enter into indemnification agreements with all of our directors and executive officers.

EXECUTIVE COMPENSATION

     The following table provides the total compensation paid to our chief executive officer and our other executive officers whose compensation (salary and bonus) exceeded $100,000 in fiscal 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                       ANNUAL COMPENSATION                ------------
                                            -----------------------------------------      SECURITIES
                                                                       OTHER ANNUAL        UNDERLYING
NAME AND PRINCIPAL POSITION                 SALARY ($)   BONUS ($)   COMPENSATION ($)     OPTIONS (#)
---------------------------                 ----------   ---------   ----------------     ------------
Brian R. Smith............................   $150,000     $2,000             --                  --
  Chief Executive Officer
James H. Moore............................    200,000         --          1,015(1)          570,000
  President and Chief Operating Officer
Robert F. LiVolsi.........................    100,849      9,420             --             187,500
  Senior Vice President of Sales and
  Marketing
T. Dale Quisenberry(2)....................    120,000         --             --                  --
  Vice President

---------------

(1) Represents the amount we paid in premiums for a life insurance policy for Mr. Moore.

(2) Mr. Quisenberry served as an executive officer in fiscal 1998. He ceased to be an executive officer in March 1999.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning individual grants of stock options made during fiscal 1998 to each of our executive officers named in the Summary Compensation Table. We have never granted any stock appreciation rights.

     The exercise prices represent our board's estimate of the fair market value of the common stock on the grant date. In establishing these prices, our board considered many factors, including our financial condition and operating results, recent transactions and the market for comparable stocks.

     The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our common stock. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. The potential realizable value is calculated based on the ten year term of the option at its time of grant. It is calculated based on the assumption that the mid-point of our filing range, $12.00 per share, appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The amounts reflected in the table may not necessarily be achieved.

     We granted these options under our 1996 Stock Option/Stock Issuance Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee's services are terminated. Except as otherwise noted, these options are immediately exercisable, but we have the right to repurchase, at the exercise price, any shares that have not vested at the time the optionee terminates employment with us. The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 1,273,500 shares of common stock granted during fiscal 1998. The following table sets forth information concerning the individual grants of stock options to each of our named executive officers in fiscal 1998.

                          OPTION GRANTS IN FISCAL 1998

                                  INDIVIDUAL GRANTS                                       POTENTIAL REALIZABLE VALUE
                       ----------------------------------------                             OF ASSUMED ANNUAL RATES
                                              PERCENT OF TOTAL                            OF STOCK PRICE APPRECIATION
                       NUMBER OF SECURITIES    OPTIONS GRANTED    EXERCISE                      FOR OPTION TERM
                        UNDERLYING OPTIONS      TO EMPLOYEES       PRICE     EXPIRATION   ---------------------------
NAME                      GRANTED(#)(1)       IN FISCAL 1998(%)    ($/SH)       DATE         5%($)          10%($)
----                   --------------------   -----------------   --------   ----------   ------------   ------------
Brian R. Smith.......             --                   --             --            --             --             --
James H. Moore.......        570,000(2)              44.8          0.233      11/11/07      4,301,639     10,901,198
Robert F. LiVolsi....        187,500(3)              14.7          0.233      05/12/08      1,415,013      3,585,921
T. Dale
  Quisenberry........             --                   --             --            --             --             --

---------------

(1) These options are fully exercisable but if the employee leaves us before he has vested in his option shares, we have the right to repurchase, at the exercise price, any shares that have not vested.

(2) These options vested as to 25% on October 1, 1998 and vest as to the remaining 75% in equal quarterly installments over the following 12 quarters.

(3) These options vested as to 25% on April 6, 1999 and vest as to the remaining 75% in equal quarterly installments over the following 12 quarters.

FISCAL YEAR-END OPTION VALUES

     The following table provides information about stock options held as of October 31, 1998 by each of our executive officers named in the Summary Compensation Table. None of these executive officers exercised any options in fiscal 1998. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold.

                           FISCAL 1998 OPTION VALUES

                                                     NUMBER OF
                                               SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                                               UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                OCTOBER 31, 1998(#)            OCTOBER 31, 1998($)(1)
                                            ----------------------------    ----------------------------
                                            EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                            -----------    -------------    -----------    -------------
Brian R. Smith............................         --              --               --              --
James H. Moore(2).........................    570,000              --       $6,709,190              --
Robert F. LiVolsi(3)......................    187,500              --        2,206,313              --
T. Dale Quisenberry.......................         --              --               --              --

---------------

(1) There was no public trading market for our common stock as of October 31, 1998. Accordingly, we have based the value of unexercised in-the-money options at October 31, 1998 on an assumed initial public offering price of $12.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold.

(2) As of October 31, 1998, Mr. Moore's options were exercisable as to all 570,000 shares, 142,500 of which were vested and 427,500 of which were unvested. If Mr. Moore leaves us before all of his option shares vest, we have the right to repurchase the unvested option shares at the exercise price paid per share.

(3) As of October 31, 1998, Mr. LiVolsi's options were exercisable as to all 187,500 shares, none of which had vested. If Mr. LiVolsi leaves us before all of his option shares vest, we have the right to repurchase the unvested shares at the exercise price paid per share.

1999 STOCK INCENTIVE PLAN

     Introduction. The 1999 Stock Incentive Plan is intended to serve as the successor program to our 1996 Stock Option/Stock Issuance Plan. The 1999 plan was adopted by our board of directors and is expected to be approved by our stockholders prior to the commencement of this offering. The 1999 plan will become effective when the underwriting agreement for this offering is signed. At that time, all outstanding options under the 1996 plan will be transferred to the 1999 plan, and no further option grants will be made under the 1996 plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 1999 plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 1999 plan.

     Share reserve. 3,868,923 shares of our common stock will be authorized for issuance under the 1999 plan. This share reserve consists of the number of shares we estimate will be carried over from the 1996 plan plus an additional increase of 1,500,000 shares. The share reserve under our 1999 plan will automatically increase on the first trading day in January of each calendar year, beginning with calendar year 2001, by an amount equal to two percent (2%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 500,000 shares. In addition, no participant in the 1999 plan may be granted stock options, separately exercisable stock appreciation rights or direct stock issuances for more than 500,000 shares of common stock in total in any calendar year.

     Programs. Our 1999 plan has five separate programs:

     - the discretionary option grant program, under which eligible employees may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

     - the stock issuance program, under which eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones, the completion of a specified period of service or as a bonus for past services;

     - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below-market stock option grants;

     - the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

     - the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

     Eligibility. The individuals eligible to participate in our 1999 plan include our officers and other employees, our non-employee board members and any consultants we hire.

     Administration. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

     Plan features. Our 1999 plan will include the following features:

     - The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at the fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 1996 plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

     - Stock appreciation rights may be issued to certain officers subject to
       Section 16 of the Securities Exchange Act of 1934 under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options under our 1996 plan have any stock appreciation rights.

     Change in control. The 1999 plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that we are acquired by merger or asset sale or board-approved sale by the stockholders of more than 50% of our outstanding voting stock, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued in effect will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect.

     - The compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently involuntarily terminated. The vesting of any outstanding shares under our 1999 plan may be accelerated upon similar terms and conditions.

     - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a hostile take-over effected through a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the optionee's services.

     - The options currently outstanding under our 1996 plan will immediately vest in the event we are acquired by merger or asset sale, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. If the options are so assumed by the acquiring entity and our repurchase rights are so assigned to such entity, then no accelerated vesting will occur at the time of the acquisition but the options will accelerate and vest in full upon an involuntary termination of the optionee's employment within 18 months following the acquisition.

     Salary investment option grant program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $5,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. Each option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

     Automatic option grant program. Each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant to purchase 15,000 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 5,000 shares of common stock, provided such individual has served on the board for at least six months.

     Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 15,000-share automatic option grant will vest in a series of four successive annual installments upon the optionee's completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual 5,000-share automatic grant will vest upon the optionee's completion of one year of service measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while then serving as a board member.

     Director fee option grant program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January of the calendar year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while then serving as a board member.

     Additional program features. Our 1999 plan also will have the following features:

     - Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

     - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

     - The board may amend or modify the 1999 plan at any time, subject to any required stockholder approval. The 1999 plan will terminate no later than September 30, 2009.

CHANGE OF CONTROL ARRANGEMENTS



     If we are acquired in a stockholder-approved transaction, whether by merger or asset sale, then all of the outstanding options granted under our 1996 plan, including those held by our executive officers, will accelerate in full, unless those options are assumed by the successor company and our repurchase rights with respect to unvested option shares are assigned to that company. In addition, if the optionee's employment is terminated other than for cause within 18 months after the acquisition, the options will accelerate and become fully vested, and such options may be exercised at any time prior to the earlier of the expiration date of the option or one year after such termination without cause.


EMPLOYEE STOCK PURCHASE PLAN

     Introduction. Our Employee Stock Purchase Plan was adopted by our board of directors and is expected to be approved by our stockholders prior to the commencement of this offering. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

     Share reserve. 450,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day of January in each calendar year, beginning in calendar year 2001, by an amount equal to one percent (1%) of the total number of outstanding shares of our common stock on the last trading day of December in the prior calendar year. In no event will any such annual increase exceed 250,000 shares.

     Offering periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for this offering is signed and will end on the last business day in November 2001. The next offering period will start on the first business day in December 2001, and subsequent offering periods will be set by our compensation committee.

     Eligible employees. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on their start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of June and December each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

     Payroll deductions. A participant may contribute up to 15% of his or her base salary through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of May and November each year. However, a participant may not purchase more than 750 shares on any one semi-annual purchase date, and no more than 75,000 shares may be purchased in total by all participants on any one semi-annual purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

     Reset feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

     Change in control. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

     Termination and amendment of plan. The plan will terminate no later than the last business day of November 2009. The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENTS OF EQUITY

     5% Stockholders. Since our inception in September 1996, we have raised capital primarily through the sale of our securities, including:

     - In December 1996 and May 1997, we sold an aggregate of 3,500,000 shares of our Series A preferred stock at a price of $1.00 per share to funds affiliated with Austin Ventures for an aggregate purchase price of $3.5 million. Concurrently with the closing of the financing, investment funds affiliated with Austin Ventures became a 5% stockholder and William P. Wood, a general partner of certain investment funds affiliated with Austin Ventures, and a special limited partner of other funds associated with Austin Ventures, became a director on our board of directors. Although the number of shares of Series A preferred stock outstanding was not affected by the 3-for-2 split of our common stock, as a result of this stock split, each share of Series A preferred stock automatically adjusted and became convertible into 1.5 shares of our common stock. Accordingly, the 3,500,000 shares of our Series A preferred stock will automatically convert into 5,250,000 shares of our common stock upon the consummation of this offering, and the effective purchase price per share of common stock to be received upon such conversion will be $0.67.

     - In August 1997, we sold an aggregate of 2,173,914 shares of our Series B preferred stock at a price of $2.30 per share to Advanced Digital Information Corporation and investment funds affiliated with Austin Ventures for an aggregate purchase price of $5.0 million. Concurrently with the closing of this financing, ADIC became a 5% stockholder. Although the number of shares of Series B preferred stock outstanding was not affected by the 3-for-2 split of our common stock, as a result of this stock split, each share of Series B preferred stock automatically adjusted and became convertible into 1.5 shares of our common stock. Accordingly, the 2,173,914 shares of our Series B preferred stock will automatically convert into 3,260,871 shares of our common stock upon the consummation of this offering, and the effective purchase price per share of common stock to be received upon such conversion will be $1.53.

     - In September 1998, we sold an aggregate of 1,000,000 shares of our Series C preferred stock at a price of $4.00 per share to Hewlett-Packard Company and investment funds affiliated with Austin Ventures for an aggregate purchase price of $4.0 million. Concurrently with the closing of this financing, Hewlett-Packard became a 5% stockholder. Although the number of shares of Series C preferred stock outstanding was not affected by the 3-for-2 split of our common stock, as a result of this stock split, each share of Series C preferred stock automatically adjusted and became convertible into 1.5 shares of our common stock. Accordingly, the 1,000,000 shares of our Series C preferred stock will automatically convert into 1,500,000 shares of our common stock upon the consummation of this offering, and the effective purchase price per share of common stock to be received upon such conversion will be $2.67.

     - In April 1999, we sold an aggregate of 970,210 shares of our Series D preferred stock at a price of $5.45 per share to Intel Corporation and Hewlett-Packard Company for an aggregate purchase price of $5.29 million. Concurrently with the closing of this financing, Intel became a 5% stockholder. Although the number of shares of Series D preferred stock outstanding was not affected by the 3-for-2 split of our common stock, as a result of this stock split, each share of Series D preferred stock automatically adjusted and became convertible into 1.5 shares of our common stock. Accordingly, the 970,210 shares of our Series D preferred stock will automatically convert into 1,455,315 shares of our common stock upon the consummation of this offering, and the effective purchase price per share of common stock to be received upon such conversion will be $3.63.

     - In August 1999, we sold an aggregate of 266,667 shares of our Series E preferred stock at a price of $15.00 per share to Intel Corporation and investment funds affiliated with Austin Ventures for an aggregate purchase price of $4.0 million. Although the number of shares of Series E preferred stock outstanding was not affected by the 3-for-2 split of our common stock, as a result of this stock split, each share of Series E preferred stock automatically adjusted and became convertible into

       1.5 shares of our common stock. Accordingly, the 266,667 shares of our Series E preferred stock will automatically convert into 400,001 shares of our common stock upon the consummation of this offering, and the effective purchase price per share of common stock to be received upon such conversion will be $10.00.

     The following table summarizes the shares of our preferred stock purchased by our 5% stockholders since our inception and the number of shares of common stock into which those shares of preferred stock will be converted upon the consummation of this offering:

                                                                                               AGGREGATE NUMBER OF
                                 SERIES A    SERIES B    SERIES C    SERIES D    SERIES E     SHARES OF COMMON STOCK
                                 PREFERRED   PREFERRED   PREFERRED   PREFERRED   PREFERRED   ISSUABLE UPON CONVERSION
INVESTOR                           STOCK       STOCK       STOCK       STOCK       STOCK        OF PREFERRED STOCK
--------                         ---------   ---------   ---------   ---------   ---------   ------------------------
Funds Affiliated with Austin
  Ventures.....................  3,500,000     434,783     250,000          --    200,000           6,577,175
Advanced Digital Information
  Corporation..................         --   1,739,131          --          --         --           2,608,697
Hewlett-Packard Company........         --          --     750,000      52,779         --           1,204,169
Intel Corporation..............         --          --          --     917,431     66,667           1,476,147

     Registration rights. We have granted the investors in our preferred stock rights to require us to register or include their shares in a registered offering of our securities. Please see "Description of Capital
Stock -- Registration Rights" for a description of these registration rights.

OTHER TRANSACTIONS

     Advanced Digital Information Corporation. Concurrently with our Series B preferred stock financing in which Advanced Digital Information Corporation became a 5% stockholder, we entered into an OEM and Reseller Agreement with ADIC. This agreement set forth the initial terms and conditions whereby ADIC purchased our storage router products for use in connection with certain ADIC products as well as for resale to third parties. Pursuant to this agreement, we recorded revenue from product sales to ADIC in amounts of $275,000 in fiscal 1997, $800,000 in fiscal 1998, and $309,000 in the first nine months of fiscal 1999. In fiscal 1997, fiscal 1998 and the first nine months of fiscal 1999, product sales to ADIC accounted for 27%, 25% and 2.6% of our total revenue, respectively. This agreement with ADIC expired by its terms in August 1999 and we have no current plans to enter into a new contract with ADIC. The pricing and other terms of our relationship with ADIC have been determined through arm's-length negotiation on terms that we believe are no more favorable than those available to third parties generally.


     Hewlett-Packard Company. In April 1998, we entered into a License Agreement with Hewlett-Packard, one of our 5% stockholders. Pursuant to this agreement, we granted Hewlett-Packard a worldwide, non-exclusive, non-transferable, non-sublicenseable license under which Hewlett-Packard may license our 4200 storage router technology including the software and related hardware designs. Under this license, Hewlett-Packard may incorporate this licensed technology into their products and may distribute modifications and derivative works of the licensed technology for use in Hewlett-Packard products, but may not directly sell our 4200 storage router. We will continue to own the licensed technology and Hewlett-Packard owns all rights to the derivative works they create. Additionally, the agreement sets forth the terms by which Hewlett-Packard will test and qualify our new products, as well as participate in our new product planning and development process.



     We recorded revenue from Hewlett-Packard in amounts of approximately $100,000 in fiscal 1997 and $500,000 in fiscal 1998. In fiscal 1997 and 1998, revenue from Hewlett-Packard accounted for 11% and 16% of our total revenue, respectively. These revenues consist of sales of our products to Hewlett-Packard as well as royalties from the license we granted to Hewlett-Packard for our 4200 storage router technology. In addition, from time to time, we purchase certain components for our products from Hewlett-Packard. The pricing and other terms of our relationships with Hewlett-Packard have been determined through arms-length negotiation on terms that we believe are no more favorable than those available to third parties generally.

     Intel Corporation. Concurrently with our sale of Series D preferred stock in which Intel became a 5% stockholder, we entered into a Collaboration Agreement with Intel. Pursuant to this agreement, we intend to collaborate with Intel on certain technical, public relations and marketing activities. Specifically, Intel has provided technical and consulting support to help us develop NGIO-enabled versions of our storage routers, and will continue to provide technical and consulting support for us in developing products based on the System I/O standard. Each party has agreed to assume full responsibility for its own expenses associated with the activities under this agreement. Due to the nature of this agreement, we are unable to place a monetary value on it.

     Transactions with promoters. Upon the formation of our predecessor, Infinity Commstor, LLC in April 1995, we issued membership interests to Brian R. Smith and T. Dale Quisenberry in exchange for services and for certain equipment and technology that we used in the formation of our business operations. In September 1996, Infinity Commstor was merged into and became Crossroads. Pursuant to this transaction, we issued Messrs. Smith and Quisenberry 4.8 million and 1.2 million shares of common stock, respectively. Messrs. Smith and Quisenberry may be deemed to be promoters of our company. Our board, on which Messrs. Smith and Quisenberry served at the time, valued this equipment and technology according to its own judgment and did not obtain any independent third-party valuation in determining the number of shares to issue in exchange for this equipment and technology.

     Stock options granted to executive officers and directors. For more information regarding the grant of stock options to executive officers and directors, please see "Management -- Director Compensation" and "-- Executive Compensation."

     Indemnification and insurance. We intend to provide indemnity agreements and directors' and officers' insurance for our directors and executive officers. For more information, please see "Management -- Limitation of Liability and Indemnification Matters" and "Description of Capital Stock -- Indemnification."

     Loans to officers. In May 1999, we made loans to our officers James H. Moore, Reagan Y. Sakai, Robert F. LiVolsi and John R. Middleton in the amounts of $216,000, $99,999, $103,750 and $22,250, respectively, to allow each such individual to exercise certain of his outstanding stock options. Each officer delivered a full-recourse promissory note to us with respect to his loan. Each promissory note is secured by the purchased shares and accrues interest at a rate of 7.0% per annum, compounded semi-annually. Each note becomes due on May 26, 2003, or earlier if the officer leaves us or if the shares securing the promissory note are sold.

     In addition, in September 1997, we loaned Mr. Moore $90,000 pursuant to a full recourse promissory note that bears interest at the rate of 6.23% per annum. In the event that Mr. Moore remains employed with us for a period of five years, we will forgive all principal and accrued interest that is due under this note.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 15, 1999, as adjusted to reflect the sale of common stock offered by us and by two selling stockholders in this offering for:

     - each person known by us to beneficially own more than 5% of our common stock;

     - each executive officer named in the Summary Compensation Table;

     - each of our directors; and

     - all of our executive officers and directors as a group.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are exercisable within 60 days of this offering. The percentage of beneficial ownership before the offering is based on 22,163,175 shares, consisting of 8,563,327 shares of common stock outstanding as of September 15, 1999, and 13,599,848 shares issuable upon the conversion of the preferred stock. Percentage of beneficial ownership after the offering is based on 25,663,175 shares, including the 3,500,000 shares to be sold in this offering.



     Mr. Smith and Mr. Quisenberry may sell shares in connection with the exercise of the over-allotment option. Mr. Smith may sell up to 200,000 shares and Mr. Quisenberry may sell up to 75,000 shares. Any shares that may be sold by selling stockholders upon the underwriters' exercise of the over-allotment option have not been reflected in this table. To the extent the over-allotment option is exercised for less than 275,000 shares, the shares to be sold will be allocated pro rata between the selling stockholders according to the total number of their shares subject to the over-allotment option. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters over-allotment option.



                                                                                PERCENTAGE OF
                                                                                    COMMON
                                                                              STOCK BENEFICIALLY
                                                                                    OWNED
                                                                             --------------------
                                                                 SHARES       BEFORE
                                                              BENEFICIALLY     THE      AFTER THE
                  NAME OF BENEFICIAL OWNER                      OWNED(#)     OFFERING   OFFERING
                  ------------------------                    ------------   --------   ---------
Executive Officers and Directors:
  Brian R. Smith............................................    4,770,000      21.5%      18.6%
  James H. Moore............................................      660,000       3.0        2.6
  Robert F. LiVolsi.........................................      247,500      *          *
  Richard D. Eyestone.......................................       37,500      *          *
  Wo Overstreet.............................................       67,500      *          *
  David L. Riegel...........................................       52,500      *          *
  William P. Wood...........................................    6,277,175      28.3       24.5
  T. Dale Quisenberry.......................................    1,200,000       5.4        4.7
  All directors and executive officers as a group (10
     persons)...............................................   12,622,175      57.0%      49.2%
Other 5% Stockholders:
  Advanced Digital Information Corporation..................    2,608,697      11.8%      10.2%
  Funds affiliated with Austin Ventures.....................    6,577,175      29.7       25.6
  Hewlett-Packard Company...................................    1,204,169       5.5        4.7
  Intel Corporation.........................................    1,476,147       6.7%       5.8%


---------------

  * Indicates beneficial ownership of less than 1% of the total outstanding common stock.

     Executive Officers and Directors. Additional information regarding the beneficial ownership of shares held by our executive officers and directors is contained below. The address for each executive officer and director, other than Mr. Wood, is 9390 Research Boulevard, Suite II-300, Austin, Texas 78759.

     - Brian R. Smith. These shares include 120,000 shares held in trust for the benefit of Mr. Smith's children. Mr. Smith disclaims beneficial ownership for the 120,000 shares held in trust for the benefit of his children.

     - James H. Moore. 410,625 of these shares are currently unvested and are subject to our right to repurchase them if Mr. Moore's services are terminated prior to vesting.

     - Robert F. LiVolsi. 188,907 of these shares are currently unvested and are subject to our right to repurchase them if Mr. LiVolsi's services are terminated prior to vesting.

     - Richard D. Eyestone. Represents 37,500 shares of common stock issuable upon exercise of stock options.

     - David L. Riegel. These shares include options to purchase 38,437 shares of common stock that are immediately exercisable.

     - William P. Wood. All shares indicated as owned by Mr. Wood are included because of his affiliation with funds affiliated with Austin Ventures. Mr. Wood is a general partner of AV Partners IV, L.P., and a general partner of (a) Austin Ventures IV-A, L.P. and (b) Austin Ventures IV-B, L.P. Mr. Wood disclaims beneficial ownership of the shares held by Austin Ventures IV-A, L.P., and Austin Ventures IV-B, L.P., except to the extent of his pecuniary interest in such shares arising from his general partnership interest in AV Partners IV, L.P. Mr. Wood is a special limited partner of AV Partners VI, L.P., a general partner of Austin Ventures VI, L.P., and as such does not have beneficial ownership of any of the 300,000 shares owned by Austin Ventures VI, L.P. Mr. Wood's address is c/o Austin Ventures, 114 West Seventh Street, Suite 1300, Austin, Texas 78701.

     - T. Dale Quisenberry. Includes 780,000 shares owned by Mr. Quisenberry and 420,000 shares held in trusts for which Mr. Quisenberry serves as trustee for the benefit of his children. Mr. Quisenberry disclaims beneficial ownership for the 420,000 shares held in trust for the benefit of his children. Mr. Quisenberry ceased to serve as an executive officer in March 1999.

     Other 5% Stockholders. Information regarding the beneficial owners of 5% or more of our stock is set forth below.

     - Funds affiliated with Austin Ventures. Includes (a) 2,026,211 shares held by Austin Ventures IV-A, L.P.; (b) 4,250,964 shares held by Austin Ventures IV-B, L.P.; and (c) 300,000 shares held by Austin Ventures VI, L.P. These partnerships may be deemed to beneficially own each other's shares because the general partners of each partnership are affiliated. Each partnership, however, disclaims beneficial ownership of the others' shares. The general partners of AV Partners IV, L.P., which is the general partner of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. are Joseph C. Aragona, Kenneth DeAngelis, Jeffrey Garvey and William
       P. Wood, each of whom disclaims beneficial ownership of the shares except to the extent of their pecuniary interests, if any. The general partners of AV Partners VI, L.P., which is the general partner of Austin Ventures VI, L.P., are Joseph C. Aragona, Kenneth DeAngelis, Jeffrey Garvey, Edward Olkkola, John D. Thornton and Blaine Wesner, each of whom disclaims beneficial ownership of the shares except to the extent of their pecuniary interests, if any. The address of the investment funds affiliated with Austin Ventures is 114 West Seventh Street, Suite 1300, Austin, Texas 78701.

     - Other Addresses. ADIC's address is 10201 Willows Road, Redmond, Washington 98052. Hewlett-Packard's address is 3000 Hanover Street, MS20BT, Palo Alto, California 94304-1181. Intel's address is 2200 Mission College Boulevard, Santa Clara, California 95052.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering, our authorized capital stock will consist of 175,000,000 shares of common stock, par value $.0001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share. The rights and preferences of the authorized preferred stock may be designated from time to time by our board of directors. The following summary is qualified by reference to our certificate of incorporation which will become effective upon the consummation of this offering and our bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK


     As of September 15, 1999, there were 8,563,327 shares of common stock outstanding that were held of record by 73 stockholders. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities of Crossroads. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.


PREFERRED STOCK

     As of September 15, 1999, there were 9,066,565 shares of preferred stock outstanding. Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into 13,599,848 shares of common stock, and our certificate of incorporation will authorize the issuance of up to 25,000,000 shares of preferred stock. Our board of directors will have the authority, without further action by the stockholders, to designate the rights, preferences, privileges and restrictions of the authorized preferred stock in one or more series and to issue shares of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power for the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock after completion of this offering.

REGISTRATION RIGHTS

     According to the terms of an investors' rights agreement, beginning 180 days after the closing of this offering, some of our stockholders, who will hold in the aggregate 13,599,848 shares of common stock, may require us to file a registration statement under the Securities Act of 1933 with respect to the resale of their shares. To demand such registration, investors holding an aggregate of at least 9,066,565 shares must request that the registration statement register the resale of at least 6,799,924 shares. We are not required to effect more than two demand registrations in any twelve-month period.

     Additionally, the holders of 19,599,848 shares of common stock, including our co-founders Brian R. Smith and T. Dale Quisenberry, will have piggyback registration rights with respect to the future registration of our shares of common stock under the Securities Act. If we propose to register any shares of common stock under the Securities Act, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares in the registration.

     At any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, holders of demand registration rights may require us to file an unlimited number of registration statements on Form S-3 with respect to their shares of common stock.

     These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of all registrations under the investors' rights agreement, except underwriting discounts and commissions. The investors' rights agreement also contains our commitment to indemnify the holders of registration rights for losses they incur in connection with registrations under the agreement. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act.

ANTI-TAKEOVER EFFECTS

     Provisions of Delaware law, our certificate of incorporation, our bylaws and certain contracts to which we are a party, could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Crossroads. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of Crossroads.

     Delaware anti-takeover statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

     In addition, provisions of our certificate of incorporation and bylaws which will take effect upon the closing of this offering may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

     Classified board of directors. Our certificate of incorporation will provide that at the first annual meeting following the closing of our initial public offering, our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and bylaws authorizing our board of directors to fill vacant directorships or increase the size of our board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors.

     Stockholder action; special meeting of stockholders. Our certificate of incorporation will eliminate the ability of stockholders to act by written consent. Our bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors.

     Advance notice requirements for stockholder proposals and director nominations. Our bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date we released the notice of annual meeting to stockholders in connection with the previous year's annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder, in order to be timely, must be received a reasonable time before we release the notice of annual meeting to stockholders. Our bylaws will also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

     Supermajority vote provisions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation will impose supermajority vote requirements in connection with the amendment of certain provisions of our certificate of incorporation, including the provisions relating to the classified board of directors and action by written consent of stockholders.

     Indemnification. We will indemnify our directors and officers to the fullest extent permitted by Delaware law. We intend to enter into indemnity agreements with all of our directors and officers and to purchase directors' and officers' liability insurance. In addition, our charter limits the personal liability of our board members for breaches by the directors of their fiduciary duties where permitted under Delaware law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, and its address is 40 Wall Street, New York, New York 10005.

NASDAQ NATIONAL MARKET LISTING

     We have applied to list our stock on the Nasdaq National Market under the trading symbol "CRDS."

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, because we do not expect any shares will be available for sale for 180 days after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.


     Upon the closing of this offering, we will have outstanding an aggregate of 25,663,175 shares of our common stock, based upon the number of shares outstanding at September 15, 1999 and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless they are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares will be eligible for sale in the public market as follows:



        NUMBER OF SHARES                          DATE
        ----------------                          ----
            3,500,000               After the date of this
                                    prospectus, freely tradeable
                                    shares sold in this offering and
                                    shares saleable under Rule 144(k)
                                    that are not subject to 180-day
                                    lock-up agreements.

           18,286,574               After 180 days from the date of
                                    this prospectus, the 180-day
                                    lock-up is released and these
                                    shares are eligible for sale in
                                    the public market under Rule 144
                                    (subject, in some cases, to
                                    volume limitations), Rule 144(k)
                                    or Rule 701.

            3,876,601               After 180 days from the date of
                                    this prospectus, restricted
                                    securities that are held for less
                                    than one year and are not
                                    eligible for sale in the public
                                    market under Rule 144. However,
                                    1,455,316 of these shares will
                                    become eligible for sale in the
                                    public market within 14 days
                                    after the expiration of the
                                    lock-up.


     Lock-up agreements. All of our directors and officers and all of our stockholders and option holders have signed or are otherwise subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Transfers or dispositions can be made sooner: (a) with the prior written consent of SG Cowen Securities Corporation, in the case of certain transfers to affiliates who sign identical lock-up agreements or (b) if the transfer is a bona fide gift and the donee signs an identical lock-up agreement. SG Cowen Securities Corporation may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares subject to the lock-up agreements.

     Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 255,882 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

     Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the closing of this offering.

     Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

     Registration rights. After this offering, the holders of 19,599,848 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." After any such registration of these shares, such shares will be freely tradeable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline.


     Stock plans. As of September 15, 1999, options to purchase 1,618,480 shares of common stock were outstanding under our 1996 plan. After this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock reserved for issuance under our 1999 plan and our employee stock purchase plan. Based on the number of options outstanding and shares reserved for issuance under our 1999 stock incentive plan and our employee stock purchase plan, the Form S-8 registration statement would cover 6,012,403 shares. The Form S-8 registration statement will become effective immediately upon filing, whereupon, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and the agreements with the underwriters referred to above, shares of common stock to be issued upon exercise of outstanding options granted pursuant to our 1999 plan and shares of common stock issued pursuant to our employee stock purchase plan (to the extent that such shares were not held by affiliates) will be available for immediate resale in the public market.

                                  UNDERWRITING

     Crossroads, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares indicated in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Morgan Keegan & Company, Inc. are the representatives of the underwriters.

NAME                                                             AMOUNT
----                                                           ----------
SG Cowen Securities Corporation.............................
Dain Rauscher Wessels.......................................
Morgan Keegan & Company, Inc................................
                                                               ----------
          Total.............................................    3,500,000
                                                               ==========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less
a concession not in excess of $     per share. Securities dealers may reallow a
concession not in excess of $     per share to other dealers. After the shares
of the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.


     Our company, Brian R. Smith and T. Dale Quisenberry have granted to the underwriters an option to purchase up to an aggregate of 250,000, 200,000 and 75,000 additional shares of common stock, respectively, at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. In the event the underwriters exercise only a portion of the over-allotment option, such shares will be allocated first from the shares offered by Messrs. Smith and Quisenberry on a pro rata basis (up to a total of 275,000 shares) and then by Crossroads. If the underwriters exercise their over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the table above.


     We and, if the over-allotment option is exercised, the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Crossroads, our directors and executive officers, all principal stockholders and certain other existing stockholders who hold an aggregate of 23,781,655 shares (including 1,693,480 shares issuable pursuant to options, all of which are exercisable within 60 days of October 1, 1999), based on the number of shares of common stock outstanding as of September 15, 1999, have agreed with the underwriters or are otherwise subject to agreements which provide that for a period of 180 days following the date of this prospectus, they will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement to which SG Cowen Securities Corporation is a party.

     The underwriters have reserved for sale, at the initial public offering price, up to 175,000 shares of our common stock for some of our vendors, customers and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.


     In August 1999, Dain Rauscher Wessels Investors LLC, an affiliate of Dain Rauscher Wessels, acquired 16,667 shares of Crossroads' Series E preferred stock at a price of $15.00 per share for an aggregate purchase price of $250,000. Upon the consummation of this offering, these shares will be converted into 25,000 shares of common stock. In addition, in August 1999 certain individuals associated with Morgan Keegan & Company, Inc. who have performed services in connection with this offering and a family trust of one of these individuals acquired an aggregate of 16,667 shares of Crossroads' Series E preferred stock at a price of $15.00 per share for an aggregate purchase price of $250,000. Upon the consummation of this offering, these shares will be converted into 25,000 shares of common stock. We did not split our shares of Series E preferred stock in our recent 3-for-2 stock split of our common stock; however, the shares automatically adjusted and became convertible into 1.5 shares of our common stock upon the effectiveness of this split. As a consequence, the effective purchase price per share of common stock to be received upon such conversion will be $10.00.


     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations are prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

     We estimate that our out-of-pocket expenses for this offering will be approximately $900,000.

                                 LEGAL MATTERS


     The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas. Brobeck, Phleger & Harrison LLP and certain attorneys and investment funds affiliated with Brobeck, Phleger & Harrison LLP beneficially own shares of our Series E preferred stock which upon consummation of this offering will convert into an aggregate of 7,500 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Austin, Texas.


                                    EXPERTS

     The financial statements as of October 31, 1997, 1998 and July 31, 1999 and for each of the three years in the period ended October 31, 1998 and for the nine months ended July 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

           WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT CROSSROADS

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement and the exhibits thereto. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement. Complete exhibits have been filed with our registration statement on Form S-1.

     You may read and copy any contract, agreement or other document referred to in this prospectus and any portion of our registration statement or any other information from our filings at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Securities and Exchange Commission, including our registration statement, are also available to you without charge at the Securities and Exchange Commission's Web site, http://www.sec.gov.

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file and furnish to our stockholders annual reports containing financial statements audited by our independent auditors, make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, proxy statements and other information with the Securities and Exchange Commission.

     You may read and copy any reports, statements or other information on file at the public reference rooms or at the Securities and Exchange Commission's Web site referred to above. You can also request copies of these documents, for a copying fee, by writing to the Commission.

     Our Web site is www.crossroads.com. THE INFORMATION CONTAINED ON OUR WEB SITE IS NOT INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of October 31, 1997 and 1998
  and July 31, 1999, historical and pro forma (unaudited)...   F-3
Consolidated Statements of Operations for each of the three
  years in the period ended October 31, 1998 and for the
  nine months ended July 31, 1998 (unaudited) and 1999......   F-4
Consolidated Statements of Changes in Stockholders' Deficit
  for each of the three years in the period ended October
  31, 1998 and for the nine months ended July 31, 1999......   F-5
Consolidated Statements of Cash Flows for each of the three
  years in the period ended October 31, 1998 and for the
  nine months ended July 31, 1998 (unaudited) and 1999......   F-6
Notes to Consolidated Financial Statements..................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Crossroads Systems, Inc. and Subsidiary

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' deficit and cash flows listed in the index on page F-1 of this Form S-1 Registration Statement present fairly, in all material respects, the financial position of Crossroads Systems, Inc. and Subsidiary at October 31, 1997, 1998 and July 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 and for the nine months ended July 31, 1999 in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Austin, Texas
September 17, 1999

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                         OCTOBER 31,           JULY 31, 1999
                                                      -----------------   ------------------------
                                                       1997      1998     HISTORICAL    PRO FORMA
                                                      -------   -------   ----------   -----------
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................  $ 6,063   $ 1,695    $  6,492     $ 18,492
  Short-term investments............................       --     2,239          --           --
  Accounts receivable, net of allowance for doubtful
     accounts of $8, $14, $59 and $59;
     respectively...................................      353       906       2,641        2,641
  Inventories.......................................      197       896       2,447        2,447
  Prepaids and other current assets.................       56       230         505          505
                                                      -------   -------    --------     --------
          Total current assets......................    6,669     5,966      12,085       24,085
Note receivable from related party..................       90        90          90           90
Property and equipment, net.........................      632       968       1,816        1,816
Other assets........................................      224       163         149          149
                                                      -------   -------    --------     --------
          Total assets..............................  $ 7,615   $ 7,187    $ 14,140     $ 26,140
                                                      =======   =======    ========     ========

                     LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                                  STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable..................................  $   636   $   875    $  3,851     $  3,851
  Accrued expenses..................................       98       138       1,191        1,191
  Deferred revenue..................................        7        --          61           61
  Current portion of long-term debt.................      171       492         762          762
                                                      -------   -------    --------     --------
          Total current liabilities.................      912     1,505       5,865        5,865
Long-term debt, net of current portion..............      301       591         936          936
Commitments (Note 6)
Redeemable convertible preferred stock, $.001 par
  value, 11,000,000 shares authorized, 6,294,688,
  7,544,688, 8,614,898 and 9,481,565 shares
  designated, respectively, 6,294,688, 7,294,688 and
  8,264,898 issued and outstanding, respectively,
  and none issued and outstanding pro forma,
  aggregate liquidation value of $13,278 at October
  31, 1998 and $18,565 at July 31, 1999.............    9,277    13,438      18,942           --
Stockholders' deficit:
  Common stock, $.001 par value, 49,000,000 shares
     authorized, 6,000,000, 6,378,468 and 8,283,078
     shares issued and outstanding, respectively,
     and 21,882,926 shares issued and outstanding
     pro forma......................................        6         6           8           22
  Additional paid-in capital........................       --        72       5,107       36,035
  Deferred stock-based compensation.................       --      (188)     (4,389)      (4,389)
  Notes receivable from stockholders................       --        --        (447)        (447)
  Accumulated deficit...............................   (2,881)   (8,235)    (11,880)     (11,880)
  Treasury stock at cost (22,500 shares at October
     31, 1998 and July 31, 1999)....................       --        (2)         (2)          (2)
                                                      -------   -------    --------     --------
          Total stockholders' (deficit) equity......   (2,875)   (8,347)    (11,603)      19,339
                                                      -------   -------    --------     --------
          Total liabilities, redeemable convertible
            preferred stock and stockholders'
            (deficit) equity........................  $ 7,615   $ 7,187    $ 14,140     $ 26,140
                                                      =======   =======    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             NINE MONTHS ENDED
                                           YEAR ENDED OCTOBER 31,                 JULY 31,
                                     ----------------------------------   ------------------------
                                       1996        1997         1998         1998          1999
                                     ---------   ---------   ----------   -----------   ----------
                                                                          (UNAUDITED)
Revenue:
  Product revenue..................  $     160   $     821   $    2,930    $   1,721    $   11,728
  Other revenue....................        332         188          279          276            65
                                     ---------   ---------   ----------    ---------    ----------
          Total revenue............        492       1,009        3,209        1,997        11,793
Cost of revenue....................        170         465        1,911        1,053         6,965
                                     ---------   ---------   ----------    ---------    ----------
Gross profit.......................        322         544        1,298          944         4,828
                                     ---------   ---------   ----------    ---------    ----------
Operating expenses:
  Sales and marketing..............         --         641        2,461        1,886         2,791
  Research and development.........        291       1,329        2,336        1,550         3,539
  General and administrative.......        235       1,323        1,896        1,411         1,699
  Amortization of stock-based
     compensation..................         --          --           41           14           534
                                     ---------   ---------   ----------    ---------    ----------
          Total operating
            expenses...............        526       3,293        6,734        4,861         8,563
                                     ---------   ---------   ----------    ---------    ----------
Loss from operations...............       (204)     (2,749)      (5,436)      (3,917)       (3,735)
Other income (expense):
  Interest income..................         --          83          183          149           158
  Interest expense.................         (8)        (29)         (65)         (44)          (76)
  Other income (expense)...........         --           2          (36)          --             8
                                     ---------   ---------   ----------    ---------    ----------
     Other income (expense), net...         (8)         56           82          105            90
                                     ---------   ---------   ----------    ---------    ----------
Net loss...........................       (212)     (2,693)      (5,354)      (3,812)       (3,645)
Accretion on redeemable convertible
  preferred stock..................         --         (58)        (196)        (141)         (247)
                                     ---------   ---------   ----------    ---------    ----------
Net loss attributable to common
  stock............................  $    (212)  $  (2,751)  $   (5,550)   $  (3,953)   $   (3,892)
                                     =========   =========   ==========    =========    ==========
Basic and diluted net loss per
  share............................  $   (0.04)  $   (0.46)  $    (0.90)   $   (0.65)   $    (0.56)
                                     =========   =========   ==========    =========    ==========
Shares used in computing basic and
  diluted net loss per share.......  6,000,000   6,000,000    6,146,115    6,120,220     7,005,174
                                     =========   =========   ==========    =========    ==========
Pro forma basic and diluted net
  loss per share...................                          $    (0.32)                $    (0.19)
                                                             ==========                 ==========
Shares used in computing pro forma
  basic and diluted net loss per
  share............................                          17,088,147                 20,605,022
                                                             ==========                 ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    NOTES
                                   COMMON STOCK      ADDITIONAL     DEFERRED      RECEIVABLE
                                ------------------    PAID-IN     STOCK-BASED        FROM       ACCUMULATED   TREASURY
                                 SHARES     AMOUNT    CAPITAL     COMPENSATION   SHAREHOLDERS     DEFICIT      STOCK
                                ---------   ------   ----------   ------------   ------------   -----------   --------
Balance at November 1, 1995...  6,000,000     $6       $   12       $    --         $  --       $       70      $ --
  Net loss....................         --     --           --            --            --             (212)       --
                                ---------     --       ------       -------         -----       ----------      ----
Balance at October 31, 1996...  6,000,000      6           12            --            --             (142)       --
  Accretion on redeemable
    convertible preferred
    stock.....................                            (12)                                         (46)
  Net loss....................         --     --           --            --            --           (2,693)       --
                                ---------     --       ------       -------         -----       ----------      ----
Balance at October 31, 1997...  6,000,000      6           --            --            --           (2,881)       --
  Issuance of common stock....    378,468     --           39            --            --               --        --
  Purchase of treasury
    stock.....................         --     --           --            --            --               --        (2)
  Stock-based compensation....         --     --          229          (188)           --               --        --
  Accretion on redeemable
    convertible preferred
    stock.....................                           (196)
  Net loss....................         --     --           --            --            --           (5,354)       --
                                ---------     --       ------       -------         -----       ----------      ----
Balance at October 31, 1998...  6,378,468      6           72          (188)           --           (8,235)       (2)
  Issuance of common stock....  1,904,610      2          547            --          (447)              --        --
  Stock-based compensation....         --     --        4,735        (4,201)           --               --        --
  Accretion on redeemable
    convertible preferred
    stock.....................         --     --         (247)           --            --               --        --
  Net loss....................         --     --           --            --            --           (3,645)       --
                                ---------     --       ------       -------         -----       ----------      ----
Balance at July 31, 1999......  8,283,078     $8       $5,107       $(4,389)        $(447)      $  (11,880)     $ (2)
                                =========     ==       ======       =======         =====       ==========      ====


                                    TOTAL
                                STOCKHOLDERS'
                                   DEFICIT
                                -------------
Balance at November 1, 1995...    $     88
  Net loss....................        (212)
                                  --------
Balance at October 31, 1996...        (124)
  Accretion on redeemable
    convertible preferred
    stock.....................         (58)
  Net loss....................      (2,693)
                                  --------
Balance at October 31, 1997...      (2,875)
  Issuance of common stock....          39
  Purchase of treasury
    stock.....................          (2)
  Stock-based compensation....          41
  Accretion on redeemable
    convertible preferred
    stock.....................        (196)
  Net loss....................      (5,354)
                                  --------
Balance at October 31, 1998...      (8,347)
  Issuance of common stock....         102
  Stock-based compensation....         534
  Accretion on redeemable
    convertible preferred
    stock.....................        (247)
  Net loss....................      (3,645)
                                  --------
Balance at July 31, 1999......    $(11,603)
                                  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             NINE MONTHS ENDED
                                                YEAR ENDED OCTOBER 31,           JULY 31,
                                               -------------------------   ---------------------
                                               1996     1997      1998        1998        1999
                                               -----   -------   -------   -----------   -------
                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net loss...................................  $(212)  $(2,693)  $(5,354)    $(3,812)    $(3,645)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization...........     25       208       471         284         639
     Amortization of stock-based
       compensation..........................     --        --        41          14         534
     Loss on disposal of property and
       equipment.............................     --         4       136          --          12
     Provision for doubtful accounts.........     --         8         6           1          45
     Changes in assets and liabilities:
       Accounts receivable...................     27      (319)     (559)       (152)     (1,780)
       Inventories...........................     --      (197)     (699)       (509)     (1,551)
       Prepaids and other assets.............     --      (248)     (130)       (114)       (477)
       Accounts payable......................    114       523       239        (128)      2,976
       Accrued expenses......................     27        71        40          38       1,053
       Deferred revenue......................      4         3        (7)         (7)         61
                                               -----   -------   -------     -------     -------
          Net cash used in operating
            activities.......................    (15)   (2,640)   (5,816)     (4,385)     (2,133)
                                               -----   -------   -------     -------     -------
Cash flows from investing activities:
  Purchase of property and equipment.........   (123)     (719)     (956)       (640)     (1,499)
  Proceeds from sale of property and
     equipment...............................     --        --        13          --          --
  Purchase of held to maturity investments...     --        --    (2,239)         --          --
  Maturity of held to maturity investments...     --        --        --          --       2,239
  Other assets...............................     (1)      (31)       17          --          14
  Note receivable from related party.........     --       (90)       --          --          --
                                               -----   -------   -------     -------     -------
          Net cash (used in) provided by
            investing activities.............   (124)     (840)   (3,165)       (640)        754
                                               -----   -------   -------     -------     -------
Cash flows from financing activities:
  Proceeds from issuance of common stock.....     --        --        39          12         102
  Proceeds from issuance of preferred stock,
     net of issuance costs...................     --     9,219     3,965          --       5,257
  Purchase of treasury stock.................     --        --        (2)         --          --
  Borrowings under long-term debt
     agreements..............................    131       602       852         644         963
  Repayment of long-term indebtedness........    (23)     (278)     (241)       (151)       (348)
  Deferred offering costs....................     --        --        --          --         202
                                               -----   -------   -------     -------     -------
          Net cash provided by financing
            activities.......................    108     9,543     4,613         505       6,176
                                               -----   -------   -------     -------     -------
Net increase (decrease) in cash and cash
  equivalents................................    (31)    6,063    (4,368)     (4,520)      4,797
Cash and cash equivalents, beginning of
  period.....................................     31        --     6,063       6,063       1,695
                                               -----   -------   -------     -------     -------
Cash and cash equivalents, end of period.....  $  --   $ 6,063   $ 1,695     $ 1,543     $ 6,492
                                               =====   =======   =======     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. ORGANIZATION AND BUSINESS:

     Crossroads Systems, Inc. (the "Company"), a Delaware corporation, is a provider of storage routers for storage area networks ("SANs"). The Company's storage routers interconnect Fibre Channel SANs with small computer system interface ("SCSI") servers and SCSI storage systems. The Company is organized and operates as one business segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Crossroads Systems (Texas), Inc. All intercompany transactions and balances have been eliminated in consolidation.

  Fiscal Year

     During 1999, the Company changed its fiscal year-end from December 31 to October 31. The Company's consolidated financial statements have been restated for all periods presented to reflect this change.

  Interim Financial Information

     The accompanying interim consolidated statements of operations and cash flows for the nine months ended July 31, 1998 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which management of the Company considers necessary for a fair presentation of the results of operations and cash flows for the nine months ended July 31, 1998. The data disclosed in these notes to the consolidated financial statements for the nine months ended July 31, 1998 are unaudited.

     The audited results of operations and cash flows for the nine months ended July 31, 1999 are not necessarily indicative of the results to be expected for the full year.

  Unaudited Pro Forma Information

     The unaudited pro forma balance sheet as of July 31, 1999 reflects the issuance/conversion of the following equity securities into an aggregate of 13,599,848 shares of common stock:

    (i) 4,000,000 shares of Series A redeemable convertible preferred stock;

    (ii) 2,294,688 shares of Series B redeemable convertible preferred stock;

    (iii) 1,000,000 shares of Series C redeemable convertible preferred stock;

    (iv) 970,210 shares of Series D redeemable convertible preferred stock; and

    (v) the issuance of 801,667 shares Series E redeemable convertible preferred stock for net cash proceeds of approximately $12,000 in August 1999, and subsequent conversion into common stock, as if such sale and conversion had occurred as of July 31, 1999.

     Although the number of shares of each series of the Company's preferred stock was not affected by the three-for-two stock split (See Note 13), as a result of this stock split, each share of the preferred stock automatically adjusted and became convertible into 1.5 shares of the Company's common stock.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Risk and Uncertainties

     The Company's products are concentrated in the storage area network industry which is highly competitive and subject to rapid technological change. These products are manufactured under contract by one supplier and revenue is concentrated with several major customers. The Company's supplier arrangement for the production of certain vital components of its storage routers is concentrated with a small number of key suppliers.

     The loss of a major customer, interruption of product from the contract manufacturer, a change of suppliers or significant technological change in the industry could affect operating results adversely.

     The percentage of sales to significant customers was as follows:

                                                             YEAR ENDED     NINE MONTHS
                                                            OCTOBER 31,        ENDED
                                                            ------------     JULY 31,
                                                            1997    1998       1999
                                                            ----    ----    -----------
Customer A................................................   17%     20%        44%
Customer B................................................    3%     14%        30%
Customer C................................................   27%     25%         3%
Customer D................................................   11%     16%         4%

     For fiscal 1996, sales to three customers represented 16%, 16% and 19% of total revenue.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. Cash equivalents consist primarily of cash deposited in money market accounts. While the Company's cash and cash equivalents are on deposit with high quality FDIC insured financial institutions, at times such deposits exceed insured limits. The Company has not experienced any losses in such accounts.

  Short-Term Investments

     Short-term investments consist primarily of high grade commercial paper and corporate debt with original maturities at the date of purchase greater than three months and less than twelve months. All short-term investments have been classified as held to maturity and are carried at cost, which approximates fair value, due to the short period of time to maturity.

  Concentrations of Credit Risk

     Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's sales are primarily concentrated in the United States and in the technology industry. The Company had trade accounts receivable from four customers which comprised approximately 68% and 78% of total trade accounts

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

receivable at October 31, 1998 and July 31, 1999, respectively. Additionally, the Company had trade accounts receivable from two customers which comprised approximately 74% of total trade accounts receivable at October 31, 1997. The Company does not require collateral on accounts receivable balances and provides allowances for potential credit losses.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

  Property and Equipment

     The Company's property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, generally one to three years for equipment and five years for furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the related asset or the remaining life of the lease. Upon retirement or disposition of assets, the cost and related accumulated depreciation are removed from the accounts, and the related gains or losses are reflected in operations.

  Fair Value of Financial Instruments

     The fair values of the Company's cash and cash equivalents and accrued expenses approximate their carrying values due to their short maturities. The fair value of the Company's debt obligations approximates their carrying values based on interest rates currently available for instruments with similar terms.

  Revenue Recognition

     Revenue from product sales to customers that do not have rights of return or acceptance clauses, including product sales to original equipment manufacturers and certain distributors, resellers and system integrators, are recognized upon shipment. Revenue and related cost of revenue from product sales to customers that have rights of return are deferred and subsequently recognized upon sell-through to end users. Revenue from customers who have acceptance clauses are not recognized until all acceptance criteria are satisfied.

     The Company provides for the estimated cost to repair or replace products under warranty and technical support costs when the related product revenue is recognized.

  Research and Development

     Expenditures related to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

     The Company capitalizes certain software development costs subsequent to the establishment of technological feasibility. To date, such costs incurred following technological feasibility, but prior to general release, have been insignificant.

  Comprehensive Income

     The Company has had no items of comprehensive income for each of the three years in the period ended October 31, 1998 and the nine month period ended July 31, 1999.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  Income Taxes

     The Company accounts for income taxes in accordance with the liability method. Under the liability method, deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company recorded no income tax expense during the years ended October 31, 1996, 1997 and 1998, or the nine months ended July 31, 1998 and 1999. The Company has provided a full valuation allowance because the realization of tax benefits associated with net operating loss carryforwards is not assured.

  Stock-Based Compensation

     Stock-based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock amortized over the vesting period.

  Computation of Net Loss Per Share

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), effective January 1, 1998. SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all dilutive potential common shares that were outstanding during the period. The Company has excluded all redeemable convertible preferred stock and outstanding stock options from the calculation of diluted net loss per share because all such securities are antidilutive for all periods presented. The total number of common stock equivalents excluded from the calculations of diluted net loss per common share were 1,230,000, 11,639,532, 13,556,157, 14,103,750, and 13,950,690
for the years ended October 31, 1996, 1997 and 1998 and the nine months ended July 31, 1998 and 1999, respectively.

     Pro forma net loss per share, as presented in the statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the redeemable convertible preferred stock (using the as-if-converted method).

     The numerator in the pro forma net loss per share calculation is equivalent to the net loss for each period presented. The denominator in the pro forma net loss per share calculation is comprised of the following:

                                                                               NINE MONTHS
                                                              YEAR ENDED      ENDED JULY 31,
                                                           OCTOBER 31, 1998        1999
                                                           ----------------   --------------
Weighted average number of common shares outstanding.....      6,146,115         7,005,174
Effect of convertible securities:
Redeemable convertible preferred stock...................     10,942,032        13,599,848
                                                              ----------        ----------
  Shares used in pro forma calculation...................     17,088,147        20,605,022
                                                              ==========        ==========

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently does not engage or plan to engage in derivative instruments or hedging activities.

3. INVENTORIES:

     Inventories consists of the following:

                                                              OCTOBER 31,
                                                              ------------    JULY 31,
                                                              1997    1998      1999
                                                              ----    ----    --------
Raw materials...............................................  $194    $317     $1,269
Finished goods..............................................     3     579      1,178
                                                              ----    ----     ------
                                                              $197    $896     $2,447
                                                              ====    ====     ======

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                             OCTOBER 31,
                                                           ---------------    JULY 31,
                                                           1997      1998       1999
                                                           -----    ------    --------
Equipment................................................  $ 716    $1,403    $ 2,848
Furniture and fixtures...................................    108       117        100
Leasehold improvements...................................     39       140        202
                                                           -----    ------    -------
                                                             863     1,660      3,150
Less: accumulated depreciation...........................   (231)     (692)    (1,334)
                                                           -----    ------    -------
                                                           $ 632    $  968    $ 1,816
                                                           =====    ======    =======

5. LONG-TERM DEBT:

     At October 31, 1998 and July 31, 1999, the Company had an unused line of credit of $2,500 and an equipment line of $1,000. The amount available for borrowings under the line of credit arrangement at any point in time is based upon eligible accounts receivable and inventory balances. Borrowings under the equipment line may be used to purchase general operating equipment. Interest accrues and is payable monthly on outstanding balances under these lines at the bank's prime rate (8% at October 31, 1998 and July 31, 1999). Outstanding borrowings under the equipment line were $780 and $902 at October 31, 1998 and July 31, 1999, respectively, and are due in monthly installments through December 2002. The last draw date under the line of credit arrangement and the equipment line is in December 1999.

     The Company has term loans with a bank, the proceeds of which were used to finance equipment purchases. Borrowings outstanding under the term loans bear interest at the bank's prime rate plus 0.5% (8.5% at October 31, 1998 and July 31, 1999) and are payable in equal monthly installments of principal and interest through April 2002. Borrowings outstanding on the term loans were $303 and $796 at October 31, 1998 and July 31, 1999, respectively.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Borrowings under the line of credit, equipment line and term loan arrangements are collateralized by substantially all assets of the Company, excluding intellectual property. Under the provisions of these credit arrangements, the Company is prohibited from declaring or paying dividends. Additionally, the Company must meet certain quarterly minimum financial covenants, including minimum tangible net worth, liquidity ratio and profitability covenants. During certain quarters in 1998 and 1999, the Company was not in compliance with its profitability covenant. The profitability covenant violations were waived under the Company's credit arrangements in a letter to the Company dated July 27, 1999.

     The scheduled maturities of the Company's outstanding debt at July 31, 1999 are as follows:

FISCAL YEAR
-----------
  1999.....................................................   $  170
  2000.....................................................      687
  2001.....................................................      543
  2002.....................................................      271
  2003.....................................................       27
                                                              ------
                                                              $1,698
                                                              ======

6. COMMITMENTS:

     The Company leases office space and equipment under long-term operating lease agreements which expire on various dates through April 30, 2002. Rental expense under these agreements was approximately $29, $154, $327, $238 and $300 for the years ended October 31, 1996, 1997, 1998, and the nine month periods ended July 31, 1998 and 1999, respectively. The minimum annual future rentals under the terms of these leases at July 31, 1999 are as follows:

FISCAL YEAR
-----------
  1999.....................................................   $  404
  2000.....................................................      529
  2001.....................................................      530
  2002.....................................................      451
  2003.....................................................      297
  2004.....................................................       93
                                                              ------
                                                              $2,304
                                                              ======


     If the Company reduces or cancels production orders with its third party contract manufacturer, the Company may be required to reimburse its contract manufacturer for materials purchased on its behalf.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     Following is a summary of redeemable convertible preferred stock issued by the Company at July 31, 1999:

                                                    NUMBER OF
                                                      SHARES      SHARES ISSUED
SERIES                                              DESIGNATED   AND OUTSTANDING   AMOUNT
------                                              ----------   ---------------   -------
Series A..........................................  4,000,000       4,000,000      $ 3,971
Series B..........................................  2,294,688       2,294,688        5,247
Series C..........................................  1,250,000       1,000,000        3,966
Series D..........................................  1,070,210         970,210        5,257
                                                    ---------       ---------      -------
                                                    8,614,898       8,264,898      $18,441
                                                    =========       =========      =======

     The carrying value of the redeemable convertible preferred stock represents the proceeds from the sale of the stock net of issuance costs of $125 plus accretion. Accretion of the carrying value of the redeemable, convertible preferred stock to its estimated mandatory redemption amount is calculated using the effective interest method.

     In August 1999, the Company's board of directors designated 866,667 shares of preferred stock as Series E redeemable convertible preferred stock. Also in August 1999, the Company sold 801,667 shares of Series E preferred stock for proceeds of approximately $12,000, net of issuance costs of $25.

     The rights with respect to Series A, B, C, D and E are as follows:

     Dividends

          The holders of shares of Series A, B, C, D and E preferred stock are entitled to quarterly noncumulative dividends at the rate of $0.07, $0.16, $0.28, $0.38 and $1.05 per annum per share, respectively, when and if declared by the Company's board of directors through May 1, 2004. Beginning May 1, 2004, dividends become cumulative and will accrue at the rates aforementioned whether or not earned or declared. The Company's board of directors has never declared a dividend on the Company's redeemable convertible preferred stock.

     Conversion

          The Series A, B, C, D and E preferred stock may be converted into common stock of the Company at the preferred stockholders' option, and automatically in the event of an underwritten public offering of the Company's common stock at a price not less than $10.00 per share and with aggregate proceeds of not less than $10,000. The preferred stock is convertible into common stock at a ratio determined by dividing the original purchase price plus unpaid dividends by the conversion price, initially the original purchase price, as adjusted for certain dilutive events. Automatic conversion will also occur, at the then-applicable conversion price, upon the conversion of two-thirds or more of the number of Series A, B, C, D and E preferred stock issued. At October 31, 1998 and July 31, 1999, the Company had reserved 10,942,032 and 12,397,347 shares of common stock for the conversion of the Company's redeemable convertible preferred stock.

     Liquidation and Redemption

          In the event of liquidation, the Series A, B, C, D and E preferred stockholders are entitled to be paid $1.00, $2.30, $4.00, $5.45 and $15.00 per share, respectively, plus accrued dividends. The Series A, B, C, D and E preferred stock is senior to all common stock with regard to liquidation and

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     dividend preferences. Commencing on September 4, 2006, the Company may be required to redeem, upon the affirmative vote of two-thirds of the preferred stockholders voting as a group, 50% of the outstanding shares of preferred stock, and an additional 50% on September 4, 2007 with any remaining shares of preferred stock to be redeemed at September 4, 2008, at a redemption price equal to $1.00, $2.30, $4.00, $5.45 and $15.00 for Series A, B, C, D and E respectively, plus accrued dividends.

     Voting

          The holder of each share of Series A, B, C, D and E preferred stock is entitled to vote the number of shares of common stock into which each preferred share is then convertible. All common and as-if-converted preferred stockholders vote together as one group.

8. STOCK OPTION PLAN:

     The Company has established the 1996 Stock Option/Stock Issuance Plan (the "Plan"), providing for two separate equity programs: (i) the option grant program providing for the granting of both incentive and non-statutory stock options, as defined by the Internal Revenue Code, and (ii) the stock issuance program providing for the issuance of common stock directly, either through the immediate purchase of such shares or for services rendered to the Company.

     The Plan provides for a maximum number of common shares to be optioned/issued of 4,875,000. Accordingly, the Company has reserved a sufficient number of shares of common stock to permit exercise of options or issuance of common shares in accordance with the terms of the Plan. Under the Plan, incentive stock options may be granted only to Company employees (including officers and directors who are also employees) and shall be issued at an exercise prices not less than 100% of the fair market value of the Company's common stock at the grant date, as determined by the Company's board of directors or by a committee of the board appointed to administer the Plan, except for incentive stock option grants to a stockholder that owns greater than 10% of the Company's outstanding stock in which case the exercise price per share is not less than 110% of the fair market value of the Company's common stock at date of grant. Non-Statutory stock options may be granted to Company employees, members of the board, and consultants at the exercise price determined by the board of directors or a committee appointed by the board of directors to administer the Plan. Options granted under the Plan are exercisable no later than ten years from the date of grant except for incentive stock options granted to an optionee that owns more than 10% of the voting stock at the date of grant in which case the option term shall be five years from the date of grant or shorter based on the terms enumerated in the related option agreement. At the time of the grant, the Company's board of directors or committee appointed by the board to administer the Plan determines the exercise price and vesting schedules. Generally, 25% of each option is exercisable one year from the vesting commencement date, as defined in the option agreement after the grant and an additional 1/16th each quarter thereafter. The Plan allows for options to be immediately exercisable, subject to the Company's right of repurchase for unvested shares at the original exercise price.

     The stock issuance program under the Plan allows eligible persons to purchase shares of common stock at an amount that may be less than, equal to or greater than the fair market value of the common shares on the issuance date. Such shares may be fully vested when issued or may vest over time as the recipient provides services or as specified performance objectives are attained as determined by the board of directors or a committee appointed by the board to administer the Plan. The Company retains the right to repurchase shares issued in conjunction with the stock issuance program upon voluntary or involuntary termination of service, provided that the stock purchase right has not been exercised, at an amount equal to the original price paid by the purchaser.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Option activity under the Plan and related information follows:

                                                  YEAR ENDED OCTOBER 31,                              NINE MONTHS
                            ------------------------------------------------------------------           ENDED
                                    1996                   1997                   1998               JULY 31, 1999
                            --------------------   --------------------   --------------------   ---------------------
                                        WEIGHTED               WEIGHTED               WEIGHTED                WEIGHTED
                                        AVERAGE                AVERAGE                AVERAGE                 AVERAGE
                                        EXERCISE               EXERCISE               EXERCISE                EXERCISE
                             SHARES      PRICE      SHARES      PRICE      SHARES      PRICE       SHARES      PRICE
                            ---------   --------   ---------   --------   ---------   --------   ----------   --------
Outstanding at beginning
  of period...............         --    $  --     1,230,000    $0.09     2,197,500    $0.10      2,614,125    $0.16
Granted...................  1,230,000     0.09       978,750     0.12     1,273,500     0.25        998,820     0.92
Exercised.................         --       --            --       --      (400,968)    0.10     (1,904,610)    0.29
Cancelled.................         --       --       (11,250)    0.10      (455,907)    0.15       (154,992)    0.19
                            ---------              ---------              ---------              ----------
Outstanding at end of
  period..................  1,230,000    $0.09     2,197,500    $0.10     2,614,125    $0.16      1,553,343    $0.50
                            =========              =========              =========              ==========
Options exercisable at the
  end of the period.......  1,230,000              2,197,500              2,614,125               1,553,343
                            =========              =========              =========              ==========

     At October 31, 1998 and July 31, 1999 the Company had the right to repurchase 75,000 and 825,200 shares of outstanding common stock, respectively, previously issued under its 1996 Plan.

     The Company has elected to follow the provisions prescribed by the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations, for financial reporting purposes and has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense has been recognized for the Plan under the provisions of SFAS No. 123. Had compensation cost for the Plan been determined based upon the fair value at the grant date for employee awards under the Plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss would have been increased to the following pro forma amounts:

                                                                            NINE MONTHS
                                                 YEAR ENDED OCTOBER 31,        ENDED
                                               --------------------------    JULY 31,
                                                1996     1997      1998        1999
                                               ------   -------   -------   -----------
Net loss -- as reported......................  $ (212)  $(2,693)  $(5,354)    $(3,645)
Net loss -- pro forma........................  $ (216)  $(2,702)  $(5,402)    $(3,851)
Basic and diluted net loss per share -- as
  reported...................................  $(0.04)  $ (0.45)  $ (0.87)    $ (0.52)
Basic and diluted net loss per share -- pro
  forma......................................  $(0.04)  $ (0.45)  $ (0.88)    $ (0.55)

                                                                                       NINE MONTHS
                                                             YEAR ENDED OCTOBER 31,       ENDED
                                                            ------------------------    JULY 31,
                                                             1996     1997     1998       1999
                                                            ------   ------   ------   -----------
Weighted average grant-date fair value of options granted:
          Exercise price equal to market price of stock on
            the grant date:
               Aggregate value............................  $  11    $  21    $  38            --
                                                            =====    =====    =====    ==========
               Per share value............................  $0.01    $0.02    $0.04            --
                                                            =====    =====    =====    ==========
          Exercise price less than the market price of
            stock on the grant date:
               Aggregate value............................     --       --    $ 288    $4,893,319
                                                            =====    =====    =====    ==========
               Per share value............................     --       --    $0.84    $     4.90
                                                            =====    =====    =====    ==========

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996, 1997, 1998 and 1999: no dividend yield; risk-free interest rate of 6.37%, 6.32%, 5.71% and 5.27%; and expected lives of five years, respectively. The volatility of the Company's common stock underlying the options was not considered because the Company's equity is not publicly-traded as of October 31, 1996, 1997, 1998 and July 31, 1999, respectively.

     The following table summarizes information with respect to stock options outstanding at October 31, 1998 and July 31, 1999:

     October 31, 1998:

                                                               OPTIONS OUTSTANDING AND
                                                                     EXERCISABLE
                                                            ------------------------------
                                                                          WEIGHTED-AVERAGE
                                                              NUMBER         REMAINING
EXERCISE PRICES                                             OUTSTANDING   CONTRACTUAL LIFE
---------------                                             -----------   ----------------
$0.08.....................................................     792,000          7.85
$0.10.....................................................     605,625          8.30
$0.23.....................................................   1,156,500          9.16
$0.50.....................................................      60,000          9.73
                                                             ---------
                                                             2,614,125          8.58
                                                             =========

     July 31, 1999:

                                                               OPTIONS OUTSTANDING AND
                                                                     EXERCISABLE
                                                            ------------------------------
                                                                          WEIGHTED-AVERAGE
                                                              NUMBER         REMAINING
EXERCISE PRICES                                             OUTSTANDING   CONTRACTUAL LIFE
---------------                                             -----------   ----------------
$0.08.....................................................     276,000          7.10
$0.10.....................................................     233,906          7.54
$0.23.....................................................     304,689          8.42
$0.50.....................................................     222,938          9.29
$0.83.....................................................     133,515          9.63
$1.00.....................................................     229,850          9.82
$1.33.....................................................     152,445          9.93
                                                             ---------
                                                             1,553,343          8.64
                                                             =========

     Options granted to directors and non-employees are recorded at fair value in accordance with SFAS No. 123. These options were issued pursuant to the Plan and are reflected in the disclosures above. The Company granted 112,500 and 7,500 options to directors and non-employees for consulting services in fiscal 1997 and 1998 at a weighted average exercise price of $0.14 and $0.23, respectively.

9. INCOME TAXES:

     As of October 31, 1998 and July 31, 1999 the Company had federal net operating loss carryforwards of approximately $7,740 and $10,580, respectively and experimentation tax credit carryforwards of approximately $167 and $263, respectively.

     For federal income tax purposes, net operating loss carryforwards begin to expire in 2011.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The components of the net deferred tax asset are as follows:

                                                         OCTOBER 31,
                                                      ------------------     JULY 31,
                                                       1997       1998         1999
                                                      -------    -------    -----------
Deferred tax assets:
  Net operating loss carryforwards..................  $ 1,006    $ 2,865      $ 3,940
  Inventory and warranty reserves...................       --         78           94
  Depreciation......................................       64         95          163
  Research and experimentation credit...............       75        167          263
Net deferred tax assets before valuation
  allowance.........................................    1,145      3,205        4,460
Valuation allowance.................................   (1,145)    (3,205)      (4,460)
                                                      -------    -------      -------
Net deferred tax asset..............................  $    --    $    --      $    --
                                                      =======    =======      =======

     Following is a reconciliation of the amount of the income tax benefit that would result from applying the statutory Federal income tax rates to pretax loss and the reported amount of income tax benefit:

                                                YEAR ENDED OCTOBER 31,       NINE MONTHS
                                              --------------------------        ENDED
                                              1996     1997       1998      JULY 31, 1999
                                              ----    -------    -------    -------------
Tax benefit at statutory rate of 34%........  $72     $   916    $ 1,810       $ 1,239
State income tax benefit....................    6          81        160           109
Research and experimentation credit.........    3          72         92            96
Net increase in valuation allowance.........  (80)     (1,065)    (2,060)       (1,256)
Amortization of stock-based compensation....   --          --         --          (182)
Permanent difference........................   (1)         (4)        (9)           (6)
Other.......................................   --          --          7            --
                                              ---     -------    -------       -------
                                              $--     $    --    $    --       $    --
                                              ===     =======    =======       =======

     Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. Certain of the Company's operating losses that can be utilized in any one taxable year for federal tax purposes have been limited by one or more such ownership changes.

10. RELATED PARTY TRANSACTIONS:

  Product Sales

     The Company recorded product sales of $80, $383, $1,343 and $810 to certain holders of shares of redeemable convertible preferred stock of the Company for the years ended October 31, 1996, 1997, 1998, and the nine month period ended July 31, 1999, respectively. Accounts receivable from these preferred stockholders totaled approximately $277, $181 and $111 at October 31, 1997, 1998 and July 31, 1999 respectively.

  Notes Receivable

     In September 1997, the Company loaned an officer of the Company $90 in exchange for a promissory note due in full, with accrued interest at a rate of 6.23%, in five years or upon the date in which the officer ceases to remain in service. The Company has agreed to forgive the principal and interest due in the event the employee remains in service continuously for five years from the date of hire.

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     During May 1999, the Company's board of directors approved the acceptance of full recourse notes in the amount of $442,000 from certain of the Company's officers as consideration for the exercise of 1,014,999 options. The notes accrue interest at 7% per year, compounded semi-annually and principal and accrued interest and are due in one lump sum in 2003.

11. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Cash paid for interest totaled $8, $29, $65, and $76 during fiscal year 1996, 1997, 1998 and the nine month period ended July 31, 1999, respectively.

     Accretion on redeemable convertible preferred stock totaled $58, $196, and $247 during fiscal year 1997, 1998 and the nine month period ended July 31, 1999, respectively.

12. EMPLOYEE BENEFITS:

     In 1996, the Company established the Crossroads Systems, Inc. 401(k) Savings Plan, which is a qualified plan under section 401(k) of the Internal Revenue Code. All employees who have attained 18 years of age are eligible to enroll in the Plan. The Company may make matching contributions to those employees participating in the plan based upon Company productivity and profitability. Company contributions vest over a period of six years. The Company made no matching contributions for the years ended October 31, 1996, 1997 and 1998, and the nine month period ended July 31, 1999.

13. AMENDMENT TO CERTIFICATE OF INCORPORATION AND STOCK SPLIT:

     On August 12, 1999, the Company's Board of Directors authorized the amendment of the Company's Certificate of Incorporation and changed the aggregate number of shares of capital stock authorized to be issued to 49,000,000 shares of common stock and 11,000,000 shares of preferred stock. The Board of Directors also authorized and the Company effected a three-for-two stock split for outstanding shares of common stock. All share information included in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted to reflect the stock split and the increase in the number of authorized shares.

14. SUBSEQUENT EVENTS:

  1999 Employee Stock Purchase Plan

     In September 1999, the Company's Board of Directors approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 450,000 shares of common stock have been reserved for issuance under the Purchase Plan. The share reserve will automatically increase each calendar year beginning in 2001 by an amount equal to 1% of the total number of outstanding shares of our common stock on the last day of December in the prior calendar year. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at 85% of the fair market value of the common stock, as defined in the Purchase Plan.

  1999 Stock Incentive Plan

     In September 1999, the Board of Directors approved the Company's 1999 Stock Incentive Plan (the "1999 Plan"). A total of 6,375,000 shares of common stock have been reserved for issuance under the 1999 Plan. This share reserve includes the number of shares carried over from the 1996 Stock Option/Stock Issuance Plan. The share reserve will automatically increase each calendar year beginning in 2001 by an amount equal to 2% of the total number of shares of our common stock outstanding on the last day of December in the prior calendar year, but in no event will the annual increase exceed 500,000. The 1999 Plan provides for:
(i) a discretionary option grant program under which eligible persons may be

                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

granted options to purchase shares of common stock; (ii) a salary investment option grant program under which eligible employees may elect to have a portion of their base salary invested each year in special options; (iii) a stock issuance program under which eligible persons may be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus; (iv) an automatic option grant program under which eligible non-employee board members will automatically receive options at periodic intervals to purchase shares of common stock; and (v) a director fee option grant program under which non-employee board members may elect to have all or part of their annual retainer fee applied to a special option grant.

15. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT ACCOUNTANTS:

     In September 1999, the Company extended its line of credit agreement to August 2000 and increased the maximum amounts available under the line of credit to $2,500 and the equipment line to $1,900. The amended and restated loan agreement expires in August 2000.

                          [INSIDE BACK COVER GRAPHIC:


The graphic consists of pictures of Crossroad's four storage routers. The title of the diagram is "Crossroads Family of Storage Routers." Cascading from top left to bottom right of the graphic to the bottom are pictures of the following:


     - the Crossroads 4100 storage router;
     - the Crossroads 4400 storage router;
     - the Crossroads 4200 storage router; and
     - the Crossroads 4250 storage router.

The Crossroads logo appears in the bottom left corner of the graphic.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 SHARES

                               [CROSSROADS LOGO]

                                  COMMON STOCK

                         ------------------------------

                                   PROSPECTUS
                         ------------------------------

                                    SG COWEN

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                         MORGAN KEEGAN & COMPANY, INC.

                                              , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by Registrant in connection with the sale of common stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC registration fee........................................  $ 14,547
NASD fee....................................................     5,732
Nasdaq National Market listing fee..........................    90,000
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   300,000
Accounting fees and expenses................................   280,000
Blue sky fees and expenses..................................     7,500
Transfer agent fees.........................................    10,000
Miscellaneous...............................................    15,000
                                                              --------
          Total.............................................  $872,779
                                                              ========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Registrant may and, in certain cases, must be indemnified by Registrant against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Registrant. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Registrant, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

     Article V of our Fifth Amended and Restated Certificate of Incorporation, as amended, provides that no director shall be liable to Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

     Reference is made to Section 8 of the underwriting agreement to be filed as
Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify Registrant's officers and directors against certain liabilities under the Securities Act of 1933.

     Registrant intends to enter into Indemnification Agreements with each Director, a form of which is filed as Exhibit 10.1 to this Registration Statement. Pursuant to such agreements, we will be obligated, to the extent permitted by applicable law, to indemnify such directors against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors of Registrant or assumed certain responsibilities at the direction of Registrant. Registrant also intends to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since July 31, 1996, Registrant has issued unregistered securities to a limited number of people as described below. These issuances were deemed exempt from registration under the Securities Act in reliance on Rule 701 or Section 4(2) promulgated thereunder. The following common stock share amounts, the weighted average exercise price and the exercise price per share of the shares of common stock issued under that 1996 Stock Option/Stock Issuance Plan are adjusted to reflect Registrant's 3-for-2 common stock split effective as of August 12, 1999. Although the number of shares of preferred stock was not affected by this stock split, as a result of this stock split each share of our preferred stock automatically adjusted and became convertible into 1.5 shares of our common stock upon the consummation of this offering.

     1. In September 1996, Registrant issued 6,000,000 shares of common stock to its co-founders, Brian R. Smith and T. Dale Quisenberry, upon the merger of Registrant with and into its predecessor, Infinity Commstor, LLC. These shares were issued upon the conversion of Messrs. Smith and Quisenberry's membership interests in Infinity Commstor into shares of Registrant's common stock.

     2. In December 1996 and May 1997, Registrant issued and sold 4,000,000 shares of Series A Convertible Preferred Stock for $1.00 per share, for an aggregate purchase price of $4,000,000. The following stockholders purchased our Series A Convertible Preferred Stock: Austin Ventures IV-A, L.P.; Austin Ventures IV-B, L.P.; Peter Harvey; and Hypertech Consultants, Ltd.

     3. In August 1997, Registrant issued and sold 2,294,688 shares of Series B Convertible Preferred Stock for $2.30 per share, for an aggregate purchase price of $5,277,782. The following stockholders purchased our Series B Convertible Preferred Stock: Austin Ventures IV-A, L.P.; Austin Ventures IV-B, L.P.; Advanced Digital Information Corporation; Hypertech Consultants, Ltd.; and Prototech.

     4. In September 1998, Registrant issued and sold 1,000,000 shares of Series C Convertible Preferred Stock for $4.00 per share, for an aggregate purchase price of $4,000,000. The following stockholders purchased our Series C Convertible Preferred Stock: Austin Ventures IV-A, L.P.; Austin Ventures IV-B, L.P.; and Hewlett-Packard Company.

     5. In April 1999, Registrant issued and sold 970,210 shares of Series D Convertible Preferred Stock for $5.45 per share, for an aggregate purchase price of $5,287,644. The following stockholders purchased our Series D Convertible Preferred Stock: Hewlett-Packard Company and Intel Corporation.

     6. In August 1999, Registrant issued and sold 801,667 shares of Series E Convertible Preferred Stock for $15.00 per share, for an aggregate purchase price of $12,025,005. The following stockholders purchased our Series E Convertible Preferred Stock: Admirals, LP; Austin Ventures VI, L.P.; certain attorneys and investment funds affiliated with Brobeck Phleger & Harrison LLP; Dain Rauscher Wessels Investors LLC; Essex Private Placement Fund Limited Partnership; HLM/CB Fund, L.P.; Intel Corporation; Seligman New Technologies Fund, Inc.; Seligman Investment Opportunities (Master) Fund -- NTV Portfolio; certain individuals and entities associated with Morgan Keegan & Company, Inc.; Raptor Global Fund L.P.; and Raptor Global Fund Ltd.


     7. Through September 15, 1999, Registrant has issued and sold 2,585,828 shares of its Common Stock to directors, employees and consultants upon the exercise of options granted under its 1996 Stock Option/Stock Issuance Plan at a weighted average exercise price of $0.25.

     8. From time to time Registrant has granted options to purchase common stock to employees, directors and consultants. The following table sets forth information regarding these grants.

                                                       NUMBER OF   EXERCISE PRICE
                                                        SHARES       PER SHARE
                                                       ---------   --------------
September 1996.......................................    900,000       $0.083
October 1, 1996 through July 31, 1997................  1,196,250         0.10
August 1, 1997 through June 30, 1998.................  1,325,500         0.23
July 1, 1998 through January 31, 1999................    264,000         0.50
March 1999...........................................    160,725        0.833
May 1999.............................................    481,650         1.00
July 1999............................................    152,445         1.33
August 1999..........................................    158,700        10.00
September 1999.......................................    192,125          *

---------------

*The exercise price per share will be the initial public offering price.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1.1+          -- Form of Underwriting Agreement by and among Registrant
                            and the Underwriters
           3.1+          -- Form of Sixth Amended and Restated Certificate of
                            Incorporation, as amended, of Crossroads Systems, Inc.
           3.2+          -- Form of Amended and Restated Bylaws of Crossroads
                            Systems, Inc.
           4.1*          -- Specimen certificate for shares of Common Stock
           5.1*          -- Opinion of Brobeck, Phleger & Harrison LLP
          10.1+          -- Form of Indemnity Agreement between Registrant and each of its directors and executive officers
          10.2+          -- Crossroads Systems, Inc. 1999 Stock Incentive Plan
          10.3+          -- Crossroads Systems, Inc. 1999 Employee Stock Purchase
                            Plan
          10.4+          -- Fourth Amended and Restated Investors' Rights Agreement
                            dated August 6, 1999 by and among Registrant and certain
                            stockholders of Registrant
          10.5**+        -- OEM Agreement dated April 23, 1998 by and between
                            Registrant and Storage Technology Corporation
          10.6+          -- Lease Agreement dated February 28, 1997 by and between
                            Registrant and Eurus Estates II, Ltd.
          10.7+          -- First Supplement to Lease Agreement dated October 6, 1997 by and between Registrant and Eurus Estates II, Ltd.
          10.8+          -- Second Supplement to Lease Agreement dated September 28,
                            1998 by and between Registrant and Eurus Estates II, Ltd.
          10.9+          -- Third Supplement to Lease Agreement dated December 1,
                            1998 by and between Registrant and Eurus Estates II, Ltd.
          10.10+         -- Fourth Supplement to Lease Agreement dated June 23, 1999 by and between Registrant and Eurus Estates II, Ltd.
          10.11+         -- Fifth Supplement to Lease Agreement dated June 22, 1999 by and between Registrant and Eurus Estates II, Ltd.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          10.12+         -- Form of Stock Pledge Agreement by and between Registrant and each of James H. Moore, Reagan Y. Sakai, Robert F.
                            LiVolsi and John R. Middleton
          10.13+         -- Form of Note Secured by Stock Pledge Agreement issued to
                            Registrant by each of James H. Moore, Reagan Y. Sakai,
                            Robert F. LiVolsi and John R. Middleton
          10.14+         -- Amended and Restated Loan and Security Agreement dated
                            August 17, 1999 by and between Registrant and Silicon
                            Valley Bank
          10.15          -- Office Building Lease dated October 8, 1999 by and
                            between Registrant and Maplewood Associates, L.P.
          10.16          -- CP4200 License Agreement dated April 15, 1998 by and
                            between Registrant and Hewlett-Packard Company
          23.1           -- Consent of PricewaterhouseCoopers LLP
          23.2*          -- Consent of Brobeck, Phleger & Harrison LLP. Reference is
                            made to Exhibit 5.1
          24.1+          -- Power of Attorney
          27.1+          -- Financial Data Schedule


---------------

*   To be filed by amendment.

** Application has been made to the Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Commission.

+   Previously filed herewith.

  (b) Financial Statement Schedules


      Schedule II -- Valuation and Qualifying Accounts



     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.


ITEM 17. UNDERTAKINGS.

     The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on October 13, 1999.


                                            CROSSROADS SYSTEMS, INC.


                                            By:     /s/ BRIAN R. SMITH

                                              ----------------------------------
                                                        BRIAN R. SMITH
                                                 Chief Executive Officer and
                                                    Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      NAME                                       TITLE                       DATE
                      ----                                       -----                       ----
                       *                          Chief Executive Officer and          October 13, 1999
------------------------------------------------    Chairman of the Board (principal
                 BRIAN R. SMITH                     executive officer)

              /s/ REAGAN Y. SAKAI                 Chief Financial Officer (principal   October 13, 1999
------------------------------------------------    financial and accounting officer)
                REAGAN Y. SAKAI

                       *                          Director                             October 13, 1999
------------------------------------------------
              RICHARD D. EYESTONE

                       *                          Director                             October 13, 1999
------------------------------------------------
                 WO OVERSTREET

                       *                          Director                             October 13, 1999
------------------------------------------------
                DAVID L. RIEGEL

                       *                          Director                             October 13, 1999
------------------------------------------------
                WILLIAM P. WOOD

            *By: /s/ REAGAN Y. SAKAI
   ------------------------------------------
                REAGAN Y. SAKAI
                Attorney-in-Fact

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Crossroads Systems, Inc. and Subsidiary

     Our audits of the financial statements referred to in our report dated September 17, 1999 appearing in the prospectus also included audits of the financial statement schedule listed in Item 16(b) of the Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

                                            PricewaterhouseCoopers LLP

Austin, Texas
September 17, 1999

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS



                    CROSSROADS SYSTEMS, INC. AND SUBSIDIARY



                       VALUATION AND QUALIFYING ACCOUNTS


                        ALLOWANCE FOR DOUBTFUL ACCOUNTS


                                 (IN THOUSANDS)



                                                     BALANCE AT   CHARGED TO                 BALANCE
                                                     BEGINNING    COSTS AND                  AT END
PERIOD ENDED                                         OF PERIOD     EXPENSES    DEDUCTIONS   OF PERIOD
------------                                         ----------   ----------   ----------   ---------
Year ended October 31, 1996........................     $--          $ 8          $--          $ 8
Year ended October 31, 1997........................     $ 8          $ 6          $--          $14
Year ended October 31, 1998........................     $14          $45          $--          $59
Nine-Months Ended July 31, 1999....................     $59          $--          $--          $59

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1.1+          -- Form of Underwriting Agreement by and among Registrant
                            and the Underwriters
           3.1+          -- Form of Sixth Amended and Restated Certificate of
                            Incorporation, as amended, of Crossroads Systems, Inc.
           3.2+          -- Form of Amended and Restated Bylaws of Crossroads
                            Systems, Inc.
           4.1*          -- Specimen certificate for shares of common stock
           5.1*          -- Opinion of Brobeck, Phleger & Harrison LLP
          10.1+          -- Form of Indemnification Agreement between Registrant and each of its directors and executive officers
          10.2+          -- Crossroads Systems, Inc. 1999 Stock Incentive Plan
          10.3+          -- Crossroads Systems, Inc. 1999 Employee Stock Purchase
                            Plan
          10.4+          -- Fourth Amended and Restated Investors' Rights Agreement
                            dated August 6, 1999 by and among Registrant and certain
                            stockholders of Registrant
          10.5**+        -- OEM Agreement dated April 23, 1998 by and between
                            Registrant and Storage Technology Corporation
          10.6+          -- Office Lease dated February 28, 1997 by and between
                            Registrant and Eurus Estates II, Ltd.
          10.7+          -- First Supplement to Lease Agreement dated October 6, 1997 by and between Registrant and Eurus Estates II, Ltd.
          10.8+          -- Second Supplement to Lease Agreement dated September 28,
                            1998 by and between Registrant and Eurus Estates II, Ltd.
          10.9+          -- Third Supplement to Lease Agreement dated December 1,
                            1998 by and between Registrant and Eurus Estates II, Ltd.
          10.10+         -- Fourth Supplement to Lease Agreement dated June 23, 1999 by and between Registrant and Eurus Estates II, Ltd.
          10.11+         -- Fifth Supplement to Lease Agreement dated June 22, 1999 by and between Registrant and Eurus Estates II, Ltd.
          10.12+         -- Form of Stock Pledge Agreement by and between Registrant and each of James H. Moore, Reagan Y. Sakai, Robert F.
                            LiVolsi and John R. Middleton
          10.13+         -- Form of Note Secured by Stock Pledge Agreement issued to
                            Registrant by each of James H. Moore, Reagan Y. Sakai,
                            Robert F. LiVolsi and John R. Middleton
          10.14+         -- Amended and Restated Loan and Security Agreement dated
                            August 17, 1999 by and between Registrant and Silicon
                            Valley Bank
          10.15          -- Office Building Lease dated October 8, 1999 by and
                            between Registrant and Maplewood Associates, L.P.
          10.16          -- CP4200 License Agreement dated April 15, 1998 by and
                            between Registrant and Hewlett-Packard Company
          23.1           -- Consent of PricewaterhouseCoopers LLP
          23.2*          -- Consent of Brobeck, Phleger & Harrison LLP. Reference is
                            made to Exhibit 5.1
          24.1+          -- Power of Attorney (see page II-5)
          27.1+          -- Financial Data Schedule


---------------

*   To be filed by amendment.

** Application has been made to the Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Commission.

+   Previously filed.